Filed Pursuant to Rule 424(B)(5)
Registration No. 333-141872

Prospectus supplement
(to Prospectus dated April 13, 2007)

11,500,000 Shares

NAVIOS MARITIME HOLDINGS INC.

Common Stock

We are offering 11,500,000 shares of our common stock pursuant to this prospectus supplement.

Our common stock is listed on the New York Stock Exchange under the symbol ‘‘NM.’’ On May 23, 2007, the closing price of our common stock on the New York Stock Exchange was $10.17 per share.

	Per Share	Total
Public offering price	$10.00	$115,000,000
Underwriting discounts and commissions	$0.50	$5,750,000
Proceeds to us, before expenses	$9.50	$109,250,000

We have granted the underwriters an option for a period of 30 days to purchase from us up to 1,725,000 additional shares of our common stock to cover any over-allotments.

Investing in our common stock involves a high degree of risk. See ‘‘Risk factors’’ beginning on page S-13 of this prospectus supplement.

The delivery of shares of common stock will be made on or about May 30, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or accompanying prospectus. Any representation to the contrary is a criminal offense.

JPMorgan	Merrill Lynch & Co.

S. Goldman Advisors LLC	Dahlman Rose & Company

May 23, 2007

Important notice about information in this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference into this prospectus supplement and the base prospectus. The second part, the base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to this offering. Generally, when we refer only to the prospectus, we are referring to both parts combined, and when we refer to the accompanying prospectus, we are referring to the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date such information was issued, regardless of the time of delivery of this prospectus supplement and the accompany prospectus or any sale of our shares of common stock.

Dry bulk shipping industry data

The discussions contained in the section of this prospectus supplement entitled ‘‘The International dry bulk shipping industry’’ has been reviewed by Drewry Shipping Consultants Ltd., or Drewry, which has confirmed to us that they accurately describe the international dry bulk shipping industry, subject to the reliability of the data supporting the statistical and graphical information presented in this prospectus supplement.

The statistical and graphical information we use in this prospectus supplement has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

S-i

Navios Maritime Holdings Inc. is incorporated under the laws of the Marshall Islands. We maintain our principal executive offices at 85 Akti Miaouli Street, Piraeus, Greece 185 38. Our telephone number at that address is (011) +30-210-4595000. Our website address is www.navios.com. The information on our website is not a part of this prospectus supplement or accompanying prospectus.

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Forward-looking statements

Statements in this prospectus supplement, the accompanying prospectus and documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This prospectus and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance. The words ‘‘believe’’, ‘‘anticipate’’, ‘‘intend’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘project’’, ‘‘plan’’, ‘‘potential’’, ‘‘will’’, ‘‘may’’, ‘‘should’’, ‘‘expect’’ and similar expressions identify forward-looking statements.

The forward-looking statements in this prospectus are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this prospectus supplement, and in the documents incorporated by reference in this prospectus, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, changes in our operating expenses, changes in governmental rules and regulations or actions taken by regulatory authorities in, potential liability from future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events and other important factors described from time to time in the reports we file with the SEC and the New York Stock Exchange. We caution readers of this prospectus supplement and the accompanying prospectus not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to update or revise any forward-looking statements.

S-iii

Summary

This summary provides an overview of the company and its subsidiaries and the key aspects of the offering. This summary is not complete and does not contain all of the information you should consider before purchasing our common stock. You should carefully read all of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the ‘‘Risk factors’’ and our financial statements and related notes contained herein and therein, before making an investment decision. In this prospectus supplement, references to ‘‘Navios Maritime Holdings Inc.’’, ‘‘Navios’’, ‘‘we’’, ‘‘us’’, ‘‘company’’ and ‘‘our’’ refer to Navios Maritime Holdings Inc. and its subsidiaries. See ‘‘Management’s discussion and analysis of financial condition and results of operations — EBITDA reconciliation’’ for a reconciliation of our calculation of earnings before interest, taxes and depreciation, or EBITDA, which is used in this prospectus supplement, to generally accepted accounting principles.

Our Company

Overview

We are a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer. We charter our vessels to a diversified group of companies, including strong counterparties, such as BHP Billiton, Cargill International, Mitsui O.S.K. Lines and COSCO Bulk Carrier Co. The Navios business was established by United States Steel Corporation in 1954, and we believe that we have built strong brand equity through over 50 years of experience working with raw materials producers, agricultural traders and exporters, and industrial end-users.

We have a modern fleet of 37 active vessels aggregating approximately 3.0 million deadweight tons, or dwt, and have contracted to take delivery of eight additional vessels bringing our total controlled fleet to 45 vessels aggregating approximately 3.8 million dwt. The active vessels in our fleet are significantly younger than the world drybulk fleet and have an average age of approximately 4.3 years compared to an industry average of 15.5 years. Our fleet consists of Capesize, Panamax and Ultra-Handymax vessels. Capesize vessels are large vessels primarily used to transport iron ore and coal. The Panamax and Ultra-Handymax vessels are smaller vessels which are highly flexible and capable of carrying a wide range of drybulk commodities and of being accommodated in most major discharge ports. We have a balanced strategy of owning and chartering-in vessels. Of the 37 active vessels in our fleet, we own and operate 21 vessels, including one Capesize (170,000 dwt) vessel, nine Panamax vessels (60,000-83,000 dwt) and ten Ultra-Handymax (50,000-59,000 dwt) vessels. We also own one Handysize product tanker (19,000 dwt), which was acquired in connection with the acquisition of Kleimar, N.V. in February 2007.

We believe our large, modern fleet, coupled with the long Navios operating history, allows us to charter-out our vessels for long periods of time and to high quality counterparties. We currently have all of our 37 active vessels under long and medium-term charter-out contracts. Excluding the vessels from the acquisition of Kleimar, N.V., our owned fleet has charter-out contracts with an average initial duration of approximately 2.2 years. As of May 1, 2007, the average remaining charter period for our owned and charter-in fleet, other than the vessels acquired in the acquisition of Kleimar, is approximately 1.7 years and, as of May 1, 2007, we have charters covering 92.4% of our 2007 available days, 65.0% of our 2008 available days and 23.2% of our 2009 available days for such fleet.

We have grown our active fleet by 76% over the past 19 months through a variety of means, including the acquisition of Kleimar, N.V. in February 2007, the acquisition of vessels through the exercise of purchase options, open market acquisitions and long-term charter-in contracts. As of March 31, 2007, we had purchase options on 11 of our 24 controlled charter-in vessels, including purchase options on four of the eight vessels to be delivered. Many of these purchase options are at purchase prices significantly below the current market value for the vessels. We believe that our long history, brand recognition and relationship with many of the largest trading houses in Japan, such as Marubeni Corporation and Mitsui & Co., are important factors in our continued access to favorable long-term charters and purchase options. We regularly investigate the acquisition of additional vessels and shipping businesses and are currently in discussions regarding several of such acquisitions, any of which could be material.

Our management team, with an average of over 20 years of industry experience, is well respected in the drybulk sector and the shipping industry. The collective expertise of our management team and our in-house technical management, together with the efficiencies derived from our modern fleet, allow us to operate at a comparatively low cost and to more fully utilize our fleet while achieving a desirable mix of revenues. We believe our operating costs for the year ended December 31, 2006, were approximately 18% below the industry average for vessels of a similar age. Through strategic commercial management of our fleet, we employ our vessels in the following ways: long-term charters, short-term charters, spot charters, and the use of contracts of affreightment, or CoAs.

We believe our contracted revenues, low operating expenses and demonstrated growth, enable us to improve the stability, predictability and growth of our cash flow. For the twelve months ended December 31, 2006, our EBITDA was $103.2 million as compared to EBITDA of $82.2 million for the twelve months ended December 31, 2005. Our EBITDA for the three month period ended March 31, 2007, was $34.6 million as compared to EBITDA of $24.6 million for the three months ended March 31, 2006.

Navios is seeking to develop a South American logistics business to capitalize on its bulk transfer and storage port terminal in Uruguay. The facility, which is the largest in Uruguay, and is strategically located in an international tax free trade zone at the confluence of the Parana and Uruguay rivers, provides leading international grain and commodity houses with the transfer and storage of a wide range of commodities. The region’s growing agricultural and mineral exports, the cost effectiveness of river transport compared to available alternatives and the strategic placement of the facility provide a significant opportunity to develop this business.

Our Fleet

Since September 1, 2005, we have grown our fleet from 21 vessels to 37 vessels.

Fleet Growth Profile

	2005		2006	2007
	September 1	December 31	December 31	March 31
Owned Vessels	6	11	17	21
Charter-in Vessels With Purchase Options	10	8	5	7
Charter-in Vessels Without Purchase Options	5	4	5	9
Total Active Fleet	21	23	27	37
Owned as a % of Total	29%	48%	63%	57%
Dwt (in millions)	1.3	1.5	1.8	3.0

The following tables present certain information relating to our fleet as of May 10, 2007:

Owned Fleet

Vessel Name(1)	Vessel Type	Year Built	Dwt
Navios Ionian	Ultra Handymax	2000	52,068
Navios Apollon	Ultra Handymax	2000	52,073
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Gemini S	Panamax	1994	68,636
Navios Libra II	Panamax	1995	70,136
Navios Felicity	Panamax	1997	73,867
Navios Magellan	Panamax	2000	74,333
Navios Galaxy I	Panamax	2001	74,195
Navios Star	Panamax	2002	76,662
Navios Hyperion	Panamax	2004	75,707
Navios Alegria	Panamax	2004	76,466
Asteriks	Panamax	2005	76,801
Obeliks(2)	Capesize	2000	170,454

(1)	Excludes the Vanessa, a Handysize product tanker (19,000 dwt) built in 2002, acquired in connection with the acquisition of Kleimar in February 2007, as it is not a bulk carrier vessel.
(2)	95% owned. Contracted to be sold for $24.2 million in 2009. Obeliks is accounted for as a vessel under a capital lease rather than an owned vessel in our financial statements incorporated by reference herein.

Charter-In Fleet

Vessel Name	Vessel Type	Year Built	Dwt	Purchase Option
Long-term Charter-in Fleet in Operation
Navios Vector	Ultra Handymax	2002	50,296	No
Navios Astra	Ultra Handymax	2006	53,468	Yes
Navios Primavera	Ultra Handymax	2007	53,500	Yes
Navios Cielo	Panamax	2003	75,834	No
Belisland	Panamax	2003	76,602	No
Navios Orbiter	Panamax	2004	76,602	Yes
Navios Aurora	Panamax	2005	75,397	Yes
Navios Orion	Panamax	2005	76,602	No
Navios Titan	Panamax	2005	82,936	No
Navios Sagittarius	Panamax	2006	75,756	Yes
Navios Altair	Panamax	2006	83,001	No
Golden Heiwa	Panamax	2007	76,662	(*)
SA Fortius	Capesize	2001	171,595	No
Beaufiks	Capesize	2004	180,181	Yes
Fantastiks	Capesize	2005	180,265	Yes
Rubena N	Capesize	2006	203,233	(*)

Vessel Name	Vessel Type	To be Delivered	Dwt	Purchase Option
Long-term Charter-in Fleet to be Delivered
Navios TBN	Ultra Handymax	05/2008	55,100	No
Navios Prosperity	Panamax	06/2007	83,000	Yes
Navios Esperanza	Panamax	08/2007	75,200	No
Tsuneishi TBN	Panamax	03/2008	75,250	(*)
Navios TBN	Panamax	03/2008	76,500	Yes
Navios TBN	Panamax	09/2011	80,000	Yes
Namura TBN	Capesize	04/2010	176,800	(*)
Navios TBN	Capesize	09/2011	180,200	Yes

*	The charter-in contract of the vessel contains a purchase option. The vessel has been chartered out by Kleimar and, as part of the charter agreement, Kleimar also granted to the charterers a call option on the vessel that is exercisable on the same day (immediately after) the purchase option held by Kleimar is exercised.

Competitive Strengths

We believe that the following strengths allow us to maintain a competitive advantage within the drybulk segment of the international shipping market.

Large, Modern Fleet.    Our fleet consists of 37 active vessels, plus eight vessels that are contracted for future delivery, bringing our total controlled fleet to 45 vessels aggregating approximately 3.8 million dwt and making us one of the larger independent drybulk operators in the world. Our active fleet is comprised of modern Capesize, Panamax and Ultra-Handymax vessels with an average age of 4.3 years compared to an industry average age of 15.5 years. We believe our fleet provides us with certain operational advantages, such as higher productivity levels and lower insurance premiums and operating costs. Our large, modern fleet provides us with a competitive advantage in the time charter market, where vessel age and quality are of significant importance in competing for business.

Experienced Management Team and Strong Brand.    Our management team is well respected in the drybulk sector and the shipping industry, and has a strong track record of operational experience. The key members of our management team have on average over 20 years of experience in the shipping industry. Since September 1, 2005, our management team has grown our fleet to 45 vessels, including eight vessels to be delivered through 2011, and reduced our daily operating expenses per vessel by approximately 10%. In addition, the Navios brand has over 50 years of history in the drybulk sector and has a well established reputation for reliability and performance. We believe that our well respected management team and strong brand present us with market opportunities not afforded to other drybulk carriers.

Proven Ability to Grow Fleet.    We have grown our fleet rapidly, from 21 vessels as of September 1, 2005 to 37 active vessels as of May 9, 2007, through a variety of means, including the acquisition of Kleimar, N.V. in February 2007, the acquisition of vessels through the exercise of purchase options, open market acquisitions and long-term charter-in contracts. Our long history and brand recognition, has enabled us to develop relationships with many of the largest trading houses in Japan, such as Marubeni Corporation and Mitsui & Co. Through these relationships, we have obtained low-cost, long-term charter-in contracts. The majority of these contracts contain options to extend time charters as well as options to purchase the vessel. The purchase options require no initial outlay of capital to build the vessel and shift the construction risk to the charter counterparty. Since these options can be exercised over a number of years, they provide us the flexibility of purchasing a vessel if market conditions are attractive. In addition, chartering-in vessels is a low cost alternative for expanding our fleet and, historically, we have been able to charter-in vessels at attractive rates relative to our charter-out rates. Except with respect to vessels acquired in the acquisition of Kleimar, as of March 31, 2007, we have an average charter-in rate of approximately $9,373 per day and an average charter-out rate of approximately $19,613 per day.

Operating Visibility Through Contracted Revenues with Strong Counterparties.    All of our vessels are chartered-out with an average remaining charter period of approximately 1.7 years as of May 1, 2007, and we believe our existing charter coverage provides us with predictable, contracted revenues and operating visibility. We charter our vessels to a diversified group of companies, including strong counterparties, such as BHP Billiton, Cargill International, Mitsui O.S.K. Lines and COSCO Bulk Carrier Co. Except with respect to vessels acquired in the acquisition of Kleimar, as of May 1, 2007, we had significant charter coverage with our fleet chartered-out for 92.4% of available days in 2007, 65.0% of available days in 2008 and 23.2% of available days in 2009 representing contracted fees (net of commissions), based on contracted charter rates from our current charter arrangements, of $200.0 million for 2007, $171.9 million in 2008 and $61.5 million in 2009, respectively, subject to performance.

Low-Cost, Efficient Operation with In-House Technical Management.    We believe our operating efficiencies allow us to maintain lower than industry average operating expenses. For the year ended December 31, 2006, our operating expenses were approximately 18% below the industry average for vessels of a similar age. We employ our own in-house technical management team which manages the operation and maintenance of our vessels. In addition to the operating advantages provided by our young fleet, our in-house technical management team utilizes a customized information technology platform that increases efficiency. This allows us to proactively monitor our vessels’ performance and conduct in-transit repairs to lower our operating costs, thereby enhancing vessel utilization, which was 99.5% for the 12 months ended December 31, 2006.

Business Strategy

Our strategy is to generate stable, predictable and growing cash flow through the following:

Expand Our Fleet of Owned and Charter-in Vessels.    We will seek to expand the size of our fleet to increase our cash flow and profitability. We will continue to charter-in additional tonnage, exercise the purchase options on certain chartered-in vessels and, depending on market conditions, purchase secondhand vessels or shipping companies to increase the number of vessels we own and control. Our ability to charter-in vessels at favorable rates affords us a low-cost alternative to add additional shipping capacity without the capital expenditures required by new vessel acquisitions. In addition, through our purchase options on certain of our charter-in vessels, we are able to purchase vessels at lower purchase prices than the current market rates. As of March 31, 2007, we had purchase options on 11 of our 24 controlled charter-in vessels, including purchase options on four of the eight vessels to be delivered. Many of these purchase options are at purchase prices significantly below the current market value for the vessels.

Maximize Fleet Utilization.     For the year ended December 31, 2006, we maintained an average utilization of 99.5%, which we believe is one of the highest fleet utilization rates in the industry. We maximize our vessel utilization through long-term charters complemented by a mix of spot charters, short-term time charters, CoA arrangements and strategic backhaul and triangulation methods. We believe we are one of relatively few major owners and operators of vessels that implement these various strategies.

Continue to Operate Our Owned Vessels Efficiently.    Through our in-house technical management, we will continue to focus on implementing best practices to derive efficiencies from the operation of our owned fleet and focus on reducing our operating costs per owned vessel. By focusing on preventative maintenance and proactively monitoring our vessels’ performance, we are able to limit the days of off-hire for our vessels. For the year ended December 31, 2006, we had a total of 11.1 days of off-hire for our owned fleet.

Capitalize on Our Established Reputation.    We have an established reputation for maintaining high standards of performance, reliability, and safety. We believe our reputation and commercial relationships enable us to obtain favorable long-term time charters, increase our short-term tonnage capacity to several times the capacity of our fleet and obtain access to cargo freight opportunities through CoA arrangements not readily available to other industry participants. We will continue to leverage our reputation to obtain favorable charter-in and vessel acquisition terms, as reflected in the purchase options contained in many of our long-term chartered-in vessels.

Capitalize on Market Intelligence.    Our experience in the industry and active involvement in the spot based, short-term and long-term charter markets and the market for forward freight agreements, or FFAs, provide us real-time access to market intelligence. Given the cyclical and volatile nature of the drybulk shipping market, we have raised the commercial sophistication of our business model in recent years by using market intelligence to make more informed decisions in managing our fleet.

Build South American Logistics Business.    Navios’ bulk transfer and storage port terminal in Uruguay, provides leading international grain and commodity houses with the transfer and storage of a wide range of commodities originating in the Hidrovia region of Argentina, Bolivia, Brazil, Paraguay and Uruguay. With significant room for expansion, Navios is focusing on expanding Navios’ transfer and storage port terminal and developing a logistics business on the Paraguay and Parana rivers to capitalize on the region’s growing agricultural and mineral exports, the cost effectiveness of river transport as compared to available alternatives and its existing transportation infrastructure.

Industry Overview

The marine industry is fundamental to international trade as it is the only practical and cost effective means of transporting large volumes of basic commodities and finished products over long distances. In 2006, approximately 2.8 billion tons of drybulk cargo was transported by sea, comprising more than one-third of all international seaborne trade. From 2001 to 2006, trade in all drybulk commodities experienced an aggregate increase of 29%.

Over the past 25 years, drybulk cargo charter rates have passed through cyclical phases with the changes in vessel supply and demand creating a pattern of ‘‘peaks’’ and ‘‘troughs’’ in vessel rates.

In 2003 and 2004, rates for all sizes of drybulk carriers strengthened to their highest levels ever. During 2005 and 2006, rates have been quite volatile but have generally remained at high levels, the key driver being the high level of demand for raw materials imported by China.

Certain factors currently contributing to the favorable dynamics and prospects for drybulk shipping capacity are:

Supply:

•	Scarcity of the near-term availability of newbuilding berths for vessel delivery before the end of 2009;

•	Increasing voyage lengths from producers to consumers requiring additional ton-miles to service the demands of the global drybulk trade;

•	Increasing age of the world fleet with approximately 31% of vessels more than 20 years old; and

•	Port delays at the main exporting terminals worldwide, lengthening voyage durations and effectively reducing the supply of vessels that are available for hire at any particular time.

Demand:

•	Increasing global industrial production and consumption and international trade, driving the strong demand for drybulk capacity;

•	Economic growth and urbanization in China, Russia, Brazil, India and the Far East, with attendant increases in steel production, power generation and grain consumption, leading to greater demand for dry bulk shipping;

•	Inefficient transportation bottlenecks due to long-term under-investment in global transportation infrastructure and high demand for dry bulk commodities; and

•	Limited capacity of shipyards due to the orderbook for tankers, dry bulk carriers and container ships.

The drybulk shipping industry is also affected, favorably and unfavorably, by a number of other factors. See ‘‘The international dry bulk shipping industry — Industry Overview’’ in this prospectus supplement.

Recent Acquisition

In February 2007, Navios entered the Capesize shipping market through the acquisition of all of the outstanding share capital of Kleimar N.V. for cash consideration of $165.6 million, subject to certain cash adjustments. At the time of the acquisition, Kleimar had approximately $39.8 million of debt. Kleimar is a Belgian maritime transportation company established in 1993. At the time of the acquisition, Kleimar controlled 12 vessels, of which it had ownership interests in three. At that time, the long-term chartered-in fleet consisted of five Capesize vessels, three Panamaxes, and one Handymax, which was subsequently disposed of by Navios. As of May 15, 2007, the average age of the fleet acquired from Kleimar’s, excluding the Handymax, is 3.1 years.

Ownership and Corporate Structure

The Navios business was established by United States Steel Corporation in 1954 for the transportation of its iron ore requirements. On August 25, 2005, International Shipping Enterprises, Inc., or ISE, acquired all of the outstanding shares of Navios’ common stock and merged with and into Navios, with Navios surviving. Navios maintains offices in Piraeus, Greece, Norwalk, Connecticut, Antwerp, Belgium and Montevideo, Uruguay. Navios’ corporate structure is functionally organized: commercial ship management and risk management are conducted through Navios Corporation and its wholly-owned subsidiaries (out of South Norwalk and Piraeus, respectively), while the technical management of Navios’ owned vessels is conducted through Navios ShipManagement Inc. (out of Piraeus) and vessels are owned by wholly-owned subsidiaries. Navios owns the Nueva Palmira port and transfer facility indirectly through its Uruguayan subsidiary, Corporación Navios Sociedad Anónima, or CNSA.

Our common stock is listed on the New York Stock Exchange under the ticker symbol ‘‘NM.’’

Navios is located at 85 Akti Miaouli Street, Piraeus 185 38, Greece and its telephone number is +30-210-4595000.

The offering

Issuer	Navios Maritime Holdings Inc.

Shares of common stock offered by us	11,500,000 shares (13,225,000 shares if the underwriters’ over-allotment option is exercised in full).

Total shares of common stock to be outstanding after this offering	94,022,754 shares (95,747,754 shares if the underwriters’ over-allotment option is exercised in full).

New York Stock Exchange Symbol	NM

Use of proceeds	We estimate that we will receive net proceeds of $108,500,000 ($124,887,500 if the underwriters’ over-allotment option is exercised in full) from the sale of common stock offered by us in this offering, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from the sale of the common stock to fund growth and for general corporate purposes.

Risk factors	See ‘‘Risk factors’’ beginning on page S-13 of this prospectus supplement and page 3 of the accompanying prospectus, and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Summary consolidated financial and other data

The following table sets forth our summary consolidated financial and other operating data. The summary consolidated and other financial data in the tables are derived from our consolidated financial statements. We refer you to the footnotes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. In accordance with standard shipping industry practice, we have not obtained historical operating data for secondhand vessels that we have acquired from third parties, as that data was not material to our decision to purchase the vessels. Accordingly, we have not included any historical financial data relating to the results of operations of secondhand vessels from the period before our acquisitions of those vessels.

The following data should be read in conjunction with the consolidated financial statements, related notes and other financial information as of and for (i) the three months ended March 31, 2007 filed with the SEC on a Form 6-K on May 16, 2007 and (ii) the year ended December 31, 2006 filed with the SEC on a Form 20-F on March 27, 2007 and incorporated by reference herein and in the accompanying prospectus.

Statement of Operations Data: (Thousands of U.S. Dollars – except per share data):	Successor Quarter Ended March 31, 2007	Successor Quarter Ended March 31, 2006	Successor Year Ended December 31, 2006	Successor August 26, 2005 To December 31, 2005	Predecessor January 1, 2005 To August 25, 2005	Predecessor Year Ended December 31, 2004
Revenue	$101,842	$49,169	$205,965	$76,376	$158,630	$279,184
Gain (loss) gain on Forward Freight Agreements	2,854	1,662	19,786	(2,766)	2,869	57,746
Time charter, voyage and port terminal expenses	(60,440)	(20,767)	(84,717)	(39,119)	(91,806)	(179,732)
Direct vessel expenses	(6,158)	(3,673)	(19,863)	(3,137)	(5,650)	(8,224)
General and administrative expenses	(4,293)	(3,596)	(14,565)	(4,582)	(9,964)	(12,722)
Depreciation and amortization	(6,977)	(10,120)	(37,719)	(13,582)	(3,872)	(5,925)
Gain on sale of assets	—	—	—	—	—	61
Provision for losses on accounts receivable	—	—	(6,242)	(411)	—	(294)
Interest income from investment in finance lease	560	—	—	—	—	—
Interest income	1,523	468	3,832	1,163	1,350	789
Interest expense and finance cost, net	(13,471)	(9,206)	(47,429)	(11,892)	(1,677)	(3,450)
Other income	168	934	1,819	52	1,426	374
Other expense	(474)	(43)	(472)	(226)	(757)	(1,438)
Income before equity in net earnings of affiliate companies	15,134	4,828	20,395	1,876	50,549	126,369
Equity in net Earnings of Affiliated Companies and Joint venture	828	154	674	285	788	763
Net Income before taxes	15,962	4,982	21,069	2,161	51,337	127,132
Income taxes	(1,179)	—	—	—	—	—
Net income	$14,783	$4,982	$21,069	$2,161	$51,337	$127,132
Less:
Incremental fair value of securities offerred to induce warrant exercise	(4,195)	—	—	—	—	—
Income available to common shareholders	10,588	4,982	21,069	2,161	51,337	127,132
Earnings per share, basic	$0.14	$0.11	$0.38	$0.05	$58.70	$139.83
Weighted average number of shares, basic	76,257,391	45,336,324	54,894,402	40,189,356	874,584	909,205
Earnings per share, diluted	0.13	0.11	0.38	0.05	58.70	139.83
Weighted average number of shares, diluted	82,937,670	45,336,324	55,529,688	45,238,554	874,584	909,205

Balance Sheet Data: (Thousands of U.S. Dollars)	Successor Quarter Ended March 31, 2007	Successor Quarter Ended March 31, 2006	Successor Year Ended December 31, 2006	Successor Year Ended December 31, 2005
Cash and cash equivalents	$71,129	$31,774	$99,658	$37,737
Total current assets	240,589	88,966	195,869	114,539
Total assets	1,381,029	831,665	944,783	789,383
Total current liabilities	222,089	114,199	108,979	133,604
Long-term debt, net of current portion	321,130	496,256	261,856	439,179
Senior notes, net of discount	298,007	—	297,956	—
Total liabilities	1,028,467	616,814	670,567	581,625
Total stockholders’ equity	352,562	214,851	274,216	207,758

Other Financial Data: ( Thousands of U.S. Dollars)	Successor Quarter Ended March 31, 2007	Successor Quarter Ended March 31, 2006	Successor Year Ended December 31, 2006	Successor August 26, 2005 To December 31, 2005	Predecessor January 1, 2005 To August 25, 2005	Predecessor Year Ended December 31, 2004
Net cash provided by operating activities	$51,006	$8,697	$56,432	$24,371	$71,945	$137,218
Net cash used in investing activities	(163,944)	(74,579)	(111,463)	(119,447)	(4,264)	(4,967)
Net cash provided by (used in) financing activities	84,409	59,919	116,952	68,880	(50,506)	(111,943)
EBITDA(1)	34,572	24,597	103,177	26,537	55,696	135,967

	Quarter ended March 31,	Quarter ended March 31,	Year ended December 31,
	2007	2006	2006	2005
Fleet Operating Data:
Time Charter Equivalent (including FFAs)	$21,080	$18,530	$18,812	$22,771
Time Charter Equivalent (excluding FFAs)	$20,869	$17,835	$16,906	$22,760
Charter-in rate (2)	$9,373	$9,323	$9,480	$15,582
Daily operating cost (2)	$3,940	$3,643	$3,609	$4,053
Available days (3)	3,876	2,390	10,382	9,147
Operating days	3,875	2,385	10,333	9,110
Fleet utilization	100.0%	99.8%	99.5%	99.6%

(1)	EBITDA represents net income before interest (income and expense), taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this document because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness. For a reconciliation of EBITDA to our cash flow from operations, please see ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations — EBITDA Reconciliation’’ starting on page S-45.
(2)	Average for the period (excludes vessels acquired through the acquisition of Kleimar).
(3)	Navios has currently fixed out (i.e. arranged charters for) 92.4% and 65.0% of its 2007 and 2008 available days, respectively (excluding Kleimar’s fleet).

The acquisition of Kleimar N.V. was consummated on February 2, 2007 and, accordingly, none of its results are reflected in the data above or elsewhere relating to the periods ended December 31, 2006 or prior thereto.

Risk factors

You should consider carefully the following factors, as well as the other information set forth in this prospectus supplement, accompanying prospectus and the documents incorporated by reference herein and therein, before making an investment in our common stock. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, cash available for dividends or the trading price of our common stock and cause you to lose all or part of your investment.

We cannot assure you that our board of directors will declare dividends.

Our board of directors may from time to time declare quarterly dividends to stockholders. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, the terms of our debt, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and provisions of Marshall Islands law affecting the payment of dividends.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends. We can give no assurance that dividends will be paid in the amounts that have been historically paid or at all.

Our Chairman and Chief Executive Officer will hold approximately 24% of our common stock after giving effect to this offering and will be able to exert considerable influence over our actions; her failure to own a significant amount of our common stock or to be our Chief Executive Officer would constitute a default under our senior secured credit facility.

Ms. Angeliki Frangou owns approximately 26% of the outstanding shares of our common stock (24% after giving effect to this offering), and has filed a Schedule 13D indicating that she intends, subject to market conditions, to purchase $20 million of common stock (as of May 15, 2007, she has purchased approximately $10 million in value of common stock). As the Chairman, Chief Executive Officer and a significant stockholder she has the power to exert considerable influence over our actions and the outcome of matters on which our stockholders are entitled to vote including the election of directors and other significant corporate actions. The interests of Ms. Frangou may be different from your interest. Furthermore, if Ms. Frangou ceases to hold a minimum of 20% of our common stock, she does not remain actively involved in the business or ceases to be our Chief Executive Officer then we will be in default under our senior credit facility.

We have substantial debt and may incur additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business or service our debt.

As of March 31, 2007, we had $632.6 million in aggregate principal amount of debt outstanding. We may also increase the amount of our indebtedness in the future. We also have $120.0 million of credit available to us under our existing secured revolving credit facility, of which $105.0 million was undrawn as of March 31, 2007.

Our substantial debt could have important consequences to holders of our common stock. Because of our substantial debt:

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes and our ability to satisfy our obligations with respect to our debt may be impaired in the future;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•	we will be exposed to the risk of increased interest rates because our borrowings under our senior secured credit facility will be at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

•	we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates and that, as a result, we may be unable to withstand economic downturns;

•	our debt imposes certain operating and financial restrictions on us, including limits on incurring indebtedness, paying dividends, making capital expenditures and other matters that may limit our ability to execute our business strategy;

•	our ability to refinance indebtedness may be limited or the associated costs may increase; and

•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business.

There is no assurance that our options to purchase chartered-in vessels will remain in the money.

Based on industry sources, our options to purchase chartered-in vessels are, and those we have exercised in the past have been, at prices significantly below the current market value of the vessels. For example, based on such sources, as of May 15, 2007, the average market value for the eight vessels acquired through the exercise of purchase options in 2006 was $55.3 million but the average option purchase price of the eight vessels was $19.3 million. In addition, based on such industry sources, the average market value of the two Capesize vessels is $115.0 million and the average option purchase price for such vessels is $35.7 million and the average market value for the two Panamax purchase options is $61.0 million and their average option purchase price is $20.7 million. However, these values are not necessarily indicative of the prices at which such vessels may be sold and is not an appraisal of the value of the specific vessels as to which we have such purchase options. Moreover, the value of vessels is subject to change based on numerous factors, such as prevailing market conditions, including charter rates, the condition of the vessels, and the charter status of the vessels, and, accordingly, there is no assurance that such options will remain in the money or that the value of vessels acquired pursuant to purchase options or otherwise will not decrease.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA are intended to resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. The BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions. Accordingly, you may have more difficulty protecting your interests in the face of actions by management, directors or controlling stockholders than you would in the case of a corporation incorporated in the State of Delaware or other U.S. jurisdictions.

We, and certain of our officers and directors, may be difficult to serve with process as we are incorporated in the Republic of the Marshall Islands and such persons may reside outside of the United States.

We are a corporation organized under the laws of the Republic of the Marshall Islands. Several of our directors and officers are residents of Greece or other non-U.S. jurisdictions. Substantial portions of the assets of these persons are located in Greece or other non-U.S. jurisdictions. Thus, it may not be possible for investors to affect service of process upon us or our non-U.S. directors or officers or to enforce any judgment obtained against these persons in U.S. courts. Also, it may not be possible to enforce U.S. securities laws or judgments obtained in U.S. courts against these persons in a non-U.S. jurisdiction.

Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements.

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934, or the Exchange Act. As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any ‘‘short-swing’’ trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

These provisions include:

•	authorizing our board of directors to issue ‘‘blank check’’ preferred stock without stockholder approval;

•	providing for a classified board of directors with staggered, three year terms;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of stockholders; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change of control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Our stock price may be volatile, and you could lose all or part of your investment.

The following factors could cause the price of our common stock in the public market to fluctuate significantly:

•	variations in our quarterly operating results;

•	changes in market valuations of companies in our industry;

•	fluctuations in stock market prices and volumes;

•	issuance of common stock or other securities in the future;

•	the addition or departure of key personnel;

•	announcements by us or our competitors of new business or trade routes, acquisitions or joint ventures; and

•	the other factors discussed elsewhere in this prospectus supplement and in the accompanying prospectus.

Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the price an investor pays for our common stock in an offering made pursuant to this prospectus. In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies’ common stock. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management’s attention and company resources and could have a material effect on our business, financial condition and operating results.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

If our existing stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. In addition, although we have not granted options or restricted stock awards as to any of the 10 million shares available under our 2006 Stock Plan, we may do so in the future and any such shares may also be sold in the future. The perception in the public market that our existing stockholders might sell shares of common stock could also depress our market price.

Use of proceeds

We estimate that we will receive net proceeds of $108,500,000 ($124,887,500 if the underwriters’ over-allotment option is exercised in full) from the sale of common stock offered by us in this offering, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from the sale of the common stock to fund growth and for general corporate purposes.

Price range of common stock

The following table sets forth, for the periods indicated, the reported high and low quoted closing prices of our common stock. Commencing February 22, 2007, the principal trading market for our common stock is the New York Stock Exchange under the symbol ‘‘NM’’. For the period from November 3, 2005 to February 22, 2007 our common stock was trading on the Nasdaq Global Market under the symbol ‘‘BULK’’. Prior to November 3, 2005, the principal trading market of our common stock was the Over-The-Counter Bulletin Board. Prior to December 10, 2004, there was no established public trading market for our common stock.

On May 23, 2007, the closing price of our common stock was $10.17. The quotations listed below for the period prior to November 3, 2005, reflect inter-dealer prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions:

Quarter Ended	High	Low
March 31, 2005	$7.04	$5.25
June 30, 2005	$6.15	$5.46
September 30, 2005	$6.07	$5.66
December 31, 2005	$4.83	$4.51
March 31, 2006	$5.12	$4.34
June 30, 2006	$4.59	$4.37
September 30, 2006	$4.85	$4.77
December 31, 2006	$5.56	$5.18
March 31, 2007	$8.36	$5.21
June 30, 2007 (through May 23, 2007)	$10.60	$7.48

Dividend policy

At the present time, we intend to retain most of our available earnings generated by operations for the development and growth of the business. In addition, the terms and provisions of our current secured credit facility and the indenture governing our senior notes limit our ability to pay dividends. However, subject to the terms of our debt, our board of directors may from time to time consider the payment of dividends and has declared a quarterly cash dividend of $0.0666 per common share each quarter, commencing with the fourth quarter of 2005, aggregating $20.8 million over such period. In addition, on May 14, 2007, we declared a dividend of $0.0666 per common share, payable on June 15, 2007 to record holders as of the close of business on May 31, 2007. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth, capital needs and other factors.

Our credit facility and the indenture governing our senior notes permit us to pay quarterly dividends of $0.0666 per common share so long as no payment default or event of default has occurred and is continuing thereunder and also permit us to pay additional dividends in an amount equal to (i) 50% of consolidated net income, as defined, from October 1, 2006, and (ii) 100% of the net cash proceeds from the sale of qualified capital stock after December 18, 2006, including the net proceeds of this offering, provided that no default or event of default has occurred and is continuing and our fixed charge coverage ratio, as defined, would have been at least 2.0 to 1.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

Capitalization

The following table sets forth our consolidated capitalization as of March 31, 2007:

•	on an actual basis; and

•	on an as adjusted basis giving effect to our issuance and sale of 11,500,000 shares of common stock in this offering at the offering price of $10.00 per share, and the application of those net proceeds as described under ‘‘Use of proceeds.’’

March 31, 2007 (Thousands of U.S. Dollars)	Actual	As Adjusted(1)
Debt:
Current portion of long-term debt	$13,415	$13,415
Total long-term debt, net of current portion	321,130	321,130
Senior notes	298,007	298,007
Total debt	632,552	632,552
Stockholders’ equity:
Preferred stock, $0.0001 par value, authorized 1,000,000 shares.
None issued
Common stock, $0.0001 par value, authorized 250,000,000 shares. 82,013,654 issued and outstanding	8	9
Additional paid-in capital	342,747	451,213
Accumulated other comprehensive income	(7,362)	(7,362)
Retained earnings	17,169	17,169
Total stockholders’ equity	352,562	461,029
Total capitalization	$985,114	$1,093,581

(1)	Assumes no exercise of the underwriters’ over-allotment option.

Management’s discussion and analysis of financial
condition and results of operations

The following management’s discussion and analysis should be read in conjunction with our consolidated financial statements and their notes incorporated by reference herein. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled ‘‘Risk factors’’ and elsewhere in this prospectus supplement and accompanying prospectus. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our Annual Report on form 20-F for the year ended 2006 and our form 6-K for the period ended March 31, 2007 incorporated by reference herein.

Overview-

Factors Affecting Navios’ Results of Operations:

Navios actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short-term employment) and contracts of affreightment (‘‘CoAs’’); (iii) monitoring the financial impact of corporate exposure from both physical and forward freight agreements (‘‘FFAs’’) transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.

Navios believes that the important measures for analyzing trends in its results of operations consist of the following:

•	Market Exposure: Navios manages the size and composition of its fleet, by chartering and owning vessels, to adjust to anticipated changes in market rates. Navios aims at achieving an appropriate balance between owned vessels and long- and short-term charter-in vessels and controls approximately 3.8 million dwt in dry bulk tonnage. Navios’ options to extend the duration of vessels it has under long-term time charters (durations of over 12 months) and its purchase options on chartered vessels permit Navios to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	Time Charter Equivalents rates (‘‘TCE’’): TCE rates are defined as voyage and time charter revenues plus gains or losses on FFAs less voyage expenses during a period divided by the number of available days during the period. Navios includes the gains or losses on FFAs in the determination of TCE rates as neither voyage and time charter revenues nor gains or losses on FFAs are evaluated in isolation. Rather, the two are evaluated together to determine total earnings per day. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

Voyage and Time Charter

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry-dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios uses TCE rates, which consist of revenue from vessels operating on time charters and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue. TCE revenue also serves as industry standard for measuring revenue and comparing results between geographical regions and among competitors.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios’ owned fleet, as of March 31, 2007, is 6.0 years. But as such fleet ages or if Navios expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Spot Charters, Contracts of Affreightment (CoAs) and Forward Freight Agreements (FFAs)

Navios enhances vessel utilization and profitability through a mix of voyage charters, short-term charter-out contracts, CoAs and strategic backhaul cargo contracts, as follows:

•	The operation of voyage charters or spot charter-out fixtures for the carriage of a single cargo between load and discharge port;

•	The use of CoAs, under which Navios contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame; and

•	The use of FFAs both as economic hedges in reducing market risk on specific vessels, freight commitments or the overall fleet and in order to increase or reduce the size of its exposure to the dry bulk shipping market.

In addition, Navios attempts, by entering into CoAs on what would normally be backhaul or ballast legs, to enhance vessel utilization and profitability. The cargoes are, in such cases, used to position vessels at or near major loading areas (such as the U.S. Gulf) where spot cargoes can readily be obtained. This reduces ballast time as a percentage of the round voyage. This strategy is referred to as triangulation.

Navios enters into CoAs with major industrial end users of bulk products, primarily in the steel, energy and grain sectors. These contracts are entered into not only with a view to making profit but also as a means of maintaining relationships, obtaining market information and continuing a market presence in this market segment. Navios has adopted a strategy of entering into CoAs to carry freight into known loading areas, such as the U.S. Gulf and the Gulf of St. Lawrence, where subsequent spot or voyage charters can be obtained.

Navios enters into dry bulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions we expect to carry out in the normal course of our shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, we manage the financial risk associated with fluctuating market conditions. In entering into these contracts, we assume the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.

As of March 31, 2007 and as of December 31, 2006, 2005 and 2004, none of the ‘‘marked to market’’ positions of the open dry bulk FFA contracts qualified for hedge accounting treatment. The balance of other comprehensive income as of March 31, 2007 and as of December 31, 2006, relates to six FFAs that qualified for hedge accounting treatment during 2006. Dry bulk FFAs traded by us that do not qualify for hedge accounting are shown at fair value through the statement of operations.

FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through NOS ASA, a Norwegian clearing house and LCH the London Clearing House. FFAs are settled in cash monthly, based on publicly quoted indices.

NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios, and which in turn substantially eliminate counterparty risk. Certain portions of these collateral funds may be restricted at any given time, as determined by NOS ASA and LCH.

At the end of each calendar quarter, the fair value of FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS and LCH valuations accordingly. Navios has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.

Statement of Operations Breakdown by Segment

Navios reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, Navios reviews operating results solely by revenue per day and operating results of the owned and chartered-in fleet and, thus, Navios has determined that it has two reportable segments,

Vessel Operations and Port Terminal. The reportable segments reflect the internal organization of Navios and strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation and trading of vessels, freight and FFAs. The Port Terminal business consists of operating a port and transfer station terminal. Navios measures segment performance based on net income.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 155 (SFAS 155) ‘‘Accounting for Certain Hybrid Instruments — an amendment of FASB Statements No. 133 and 140’’. SFAS 155 amends SFAS 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of SFAS 133 and SFAS 140 to certain financial instruments and subordinated concentrations of credit risk. SFAS 155 is effective for the first fiscal year that begins after September 15, 2006. This statement was effective as to Navios for the fiscal year beginning on January 1, 2007 and did not have a material effect on its consolidated financial statements.

In March 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 156 (SFAS 156) ‘‘Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140’’. SFAS 156 amends SFAS 140 requiring that all separately recognized servicing assets and servicing liabilities be measured at fair value, if practicable. SFAS 156 also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities. SFAS 156 is effective for the first fiscal year that begins after September 15, 2006. This statement was effective for Navios for the fiscal year beginning on January 1, 2007 and did not have a material effect on its consolidated financial statements.

In June 2006, the Financial Accounting Standard Board issued FIN 48 ‘‘Accounting for Uncertainty in Income Taxes’’, an interpretation of FASB Statement 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes.  This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation was effective for Navios for the fiscal year beginning on January 1, 2007 and did not have a material effect on its consolidated financial statements.

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157) ‘‘Fair Value Measurement’’. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this accounting standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective as to Navios for the fiscal year beginning on January 1, 2008.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159 (SFAS 159) ‘‘The Fair Value Option for Financial Assets and Financial Liabilities’’. SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, ‘‘Fair Value Measurements’’. The adoption of this accounting standard is not expected to have a material effect on our consolidated financial statements.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP. The preparation of these financial statements requires Navios to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios has described below what it believes are its most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to the consolidated financial statements included in our 2006 annual report filed on Form 20-F with the Securities Exchange Commission.

Accounting for derivative financial instruments and hedge activities:    We enter into dry bulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions we expect to carry out in the normal course of our shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, we manage the financial risk associated with fluctuating market conditions. In entering into these contracts, we assume the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.

We also trade dry bulk shipping FFAs which are cleared through NOS ASA and LCH. NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH. See further discussion under ‘‘Spot Charters, Contracts of Affreightment (CoAs) and Forward Freight Agreements (FFAs)’’. At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS and LCH valuations accordingly.

Pursuant to SFAS 133, Navios records its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting are reflected under ‘‘Accumulated Other Comprehensive Income (Loss)’’ in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statement of operations. For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gains or losses are recorded in ‘‘Accumulated Other Comprehensive Income (Loss)’’ in the stockholders’ equity while the unrealized gain or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting are recorded in the statement of operations under ‘‘Gain (Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Accumulated Other Comprehensive Income (Loss)’’ will be reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings will extend until December 31, 2007, depending on the period or periods during which the hedged forecasted transactions will affect earnings and commenced in the third quarter of 2006. The amount of losses included in ‘‘Accumulated Other Comprehensive Income (Loss)’’ as of March 31, 2007, which is expected to be reclassified to earnings until December 31, 2007, is $7.4 million. For the three month period ended March 31, 2007, the gains (losses) included in ‘‘Accumulated Other Comprehensive Income (Loss)’’ that have been reclassified to earnings amounted to $2.5 million. At March 31, 2007 and December 31, 2006, none of the FFAs, foreign exchange contracts or interest rate swaps qualified for hedge accounting and, accordingly, all unrealized gains or losses were recorded in the statement of operations.

Impairment of long-lived assets:    Vessels, other fixed assets and other long lived assets held and used by us are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, management reviews valuations and compares them to the asset’s carrying amounts. Should the valuations indicate potential impairment, management determines projected undiscounted cash flow for each asset and compares it to its carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flow. No impairment loss was recognized for any of the periods presented.

Vessels, net:    In connection with our acquisition/reincorporation, vessels owned by Navios (Predecessor) were recorded at fair market values as of August 25, 2005. Vessel acquisitions acquired outside of business combinations are stated at cost, which consists of the contract price, and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity, or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

Dry-docking costs:    Our vessels are subject to regularly scheduled dry-docking and special surveys, which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys are deferred and amortized over the above periods or, to the next dry-docking or special survey date if such has been determined. Unamortized dry-docking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired, the portion of the vessels’ capitalized cost that relates to dry-docking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey.

Goodwill and Other Intangible Assets and Liabilities:    As required by SFAS No. 142 ‘‘Goodwill and Other Intangible Assets’’, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Similarly, intangible assets with indefinite lives are not amortized. Rather, SFAS 142 requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds the estimated fair value.

Navios evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the implied fair value of the reporting unit’s goodwill is compared with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value. Navios determined that there was no impairment of goodwill during any periods presented.

Navios’ intangible assets and liabilities acquired in connection with business combinations were valued in a process that included the use of independent appraisers. The fair value of the trade name was determined based on the ‘‘relief from royalty’’ method that values the trade name based on the estimated amount that a company would have to pay in an arms length transaction in order to use that trade name. The asset is being amortized under the straight line method over 32 years. Other intangible assets and liabilities that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, backlog assets and liabilities, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flow associated with the asset. Vessel purchase options held by Navios, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel. Vessel purchase options held by third parties that are included in unfavorable leases for vessels owned by Navios or vessels that Navios charters in with an option to purchase are also not amortized. The liability for purchase options held by third parties will be included in the gain or loss on the sale of the vessel when the option is exercised.

The intangible asset associated with the favorable lease terms includes $57.2 million related to purchase options for the vessels, consisting of $20.7 million as of August 25, 2005 and $36.5 million from the acquisition of Kleimar. This $57.2 million is not amortized and, should the purchase options be exercised, the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. As of March 31, 2007, $8.6 million, had been transferred to the acquisition cost of vessels. The liability associated with unfavorable lease liabilities includes an amount of $15.9 million related to purchase options held by third parties, arising from the acquisition of Kleimar. This amount is not amortized and should the purchase options be exercised by the third party, the portion of this liability will be included in the gain or loss on the sale of the vessel when the option is exercised. As of March 31, 2007, no amount had been transferred to gain or loss.

Leases:    Vessel leases where Navios is regarded as the lessor are classified as either finance leases or operating leases based on an assessment of the terms of the lease. For charters classified as finance type leases the minimum lease payments are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

Deferred taxation:    The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not.

Period over period comparisons

For the three month period ended March 31, 2007 compared to three month period ended March 31, 2006

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2007 and 2006. This information was derived from the unaudited consolidated revenue and expense accounts of Navios for the respective periods.

	Three month period ended March 31,
	2007	2006
	(unaudited)	(unaudited)
	(Thousands of U.S. Dollars)
Revenue	$101,842	$49,169
Gain on Forward Freight Agreements	2,854	1,662
Time charter, voyage and port terminal expenses	(60,440)	(20,767)
Direct vessel expenses	(6,158)	(3,673)
General and administrative expenses	(4,293)	(3,596)
Depreciation and amortization	(6,977)	(10,120)
Interest income from investments in finance lease	560	—
Interest income	1,523	468
Interest expense and finance cost, net	(13,471)	(9,206)
Other income	168	934
Other expense	(474)	(43)
Income before equity in net earnings of affiliate companies and joint ventures	15,134	4,828
Equity in net Earnings of Affiliated Companies and Joint Ventures	828	154
Net income before taxes	15,962	4,982
Income taxes	(1,179)	—
Net income after taxes	$14,783	$4,982

Set forth below are selected historical and statistical data for Navios, that we believe may be useful in better understanding our financial position and results of operations.

	Three month period ended March 31,
	2007	2006(1)
Fleet Data
Available days(2)	3,876	2,390
Operating days	3,875	2,385
Fleet utilization	100.0%	99.8%
AVERAGE DAILY RESULTS
Time Charter Equivalents (including FFAs)	$21,080	$18,530
Time Charter Equivalents (excluding FFAs)	$20,869	$17,835

(1)	Excludes vessels acquired through the acquisition of Kleimar.
(2)	Navios has currently fixed out (i.e. arranged charters for) 92.4% and 65.0% of its 2007 and 2008 available days, respectively (excluding Kleimar’s fleet).

During the three month period ended March 31, 2007, there were 1,486 more available days as compared to the same period of 2006. This was due to the increase in the number of vessels in our owned fleet by six vessels (three vessels acquired through the exercise of options from the charter-in fleet and three vessels from the acquisition of Kleimar) resulting in 447 additional days. The increase of the charter-in fleet by nine vessels during the first quarter of 2007 (two new vessels from the charter-in fleet to be delivered and seven vessels from the acquisition of Kleimar), further increased the available days by 1,039 days. Navios can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year). Fleet size and the corresponding ‘‘available days’’ will be decreased if charters are not renewed or replaced.

The average TCE rate excluding FFAs for the three month period ended March 31, 2007 was $21,080 per day, $2,550 per day higher than the rate achieved in the same period of 2006. This was primarily due to the improvement in the freight market resulting in higher charter-out daily rates in the first quarter of 2007 than those achieved in the first quarter of 2006 and the Capesize vessels (with significantly higher rates) acquired as part of the acquisition of Kleimar.

Revenue:    Revenue increased to $101.8 million for the three month period ended March 31, 2007 as compared to the $49.2 million for the same period of 2006. Revenues from vessel operations increased by approximately $52.3 million or 108.7% to $100.4 million for the three month period ended March 31, 2007 from $48.1 million for the same period of 2006. This increase is mainly attributable to the increase in the operating days by 1,486 days as discussed above, as well as the improvement in the market resulting in higher charter-out daily hire rates in the first quarter of 2007 as compared to the same period of 2006 (as indicated in the table below), and an increase in the number of CoAs serviced by Navios (acquired as part of the acquisition of Kleimar).

Revenue from the port terminal increased by $0.3 million to $1.4 million for the three month period ended March 31, 2007 as compared to $1.1 million in the same period of 2006. This is due to the port terminal throughput volume increase of approximately 20.4% to 391,500 tons for the three month period ended March 31, 2007 from 325,000 tons for the same period in 2006.

Gains on FFAs:    Income from FFAs increased by $1.2 million to a gain of $2.9 million during the three month period ended March 31, 2007 as compared to $1.7 million gain for the same period in 2006. Navios records the change in the fair value of derivatives at each balance sheet date. None of the FFAs qualified for hedge accounting in the periods presented. Accordingly, changes in fair value of FFAs were recognized in the statement of operations. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios’ net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic Exchange’s Panamax Time Charter Average Index
January 26, 2006	$13,267	(a)
March 14, 2006	$19,626	(b)
March 31, 2006	$17,839	(*)
January 31, 2007	$31,719	(c)
March 13, 2007	$41,015	(d)
March 31, 2007*	$40,399	(*)

(a)	Low for Q1 – 2006
(b)	High for Q1 – 2006
(c)	Low for Q1 – 2007
(d)	High for Q1 – 2007
(*)	End of period rate

Time Charter, Voyage and Port Terminal Expense:    Time charter and voyage expenses increased by $39.6 million or 190.3% to $60.4 million for the three month period ended March 31, 2007 as compared to $20.8 million for same period in 2006. This was primarily due to the higher charter-in expenses relating to Capesize vessels (Capesize Baltic Exchange’s time charter average index as of March 31, 2007 was $91,997 per day as compared to the respective Panamax index which was $40,399 per day) and servicing the related CoA business following the acquisition of Kleimar as well as the increase in the market, which negatively affected the charter-in daily hire rate cost for the long-term charter-in fleet from $9,323 per day in the first quarter of 2006 to $10,272 per day for the same period of 2007. This increase was mitigated by the redelivery of higher cost charter-in vessels and the exercise of purchase options that resulted in the expansion of the owned fleet.

Direct Vessel Expenses:    Direct vessel expenses for operation of the owned fleet increased by $2.5 million to $6.2 million or 67.5% for the three month period ended March 31, 2007 as compared to $3.7 million for the same period in 2006. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and maintenance and repairs. The increase resulted primarily from additional costs related to increase of the owned fleet by three vessels compared to the first quarter of 2006.

General and Administrative Expenses:    General and administrative expenses increased by $0.7 million to $4.3 million or 19.4% for the three month period ended March 31, 2007 as compared to $3.6 million for the same period of 2006. The increase is mainly attributable to (a) increase in payroll and related costs in connection with the expansion of Navios’ fleet, (b) increase in professional, legal and audit fees and traveling due to the additional costs incurred by Navios in connection with acquisitions and other activities.

Depreciation and Amortization:    For the three month period ended March 31, 2007, the decrease in depreciation and amortization compared to the same period in 2006 is attributable to the decline in the amortization of intangible assets, due to the transfer of the unamortized balance of favorable leases to vessel cost upon exercise of purchase options, which was mitigated by the increase in depreciation due to the acquisition of three vessels. The main decrease, amounting to $2.2 million, relates to net positive amortization of intangible assets and liabilities associated with the acquisition of Kleimar. The overall decrease in depreciation and amortization was $3.1 million. See further discussion of Navios’ amortization policy under ‘‘Liquidity and Capital Resources’’.

Interest Income from Investments in Finance Leases:     Interest income from investments in finance leases amounted to $0.6 million and relates to the acquisition of Kleimar (see Note 3 to the condensed notes to our consolidated financial statements incorporated by reference herein). No investment in finance lease existed during the corresponding period of the previous year.

Net Interest Expense and Income:    Interest expense for the three month period ended March 31, 2007 increased to $13.5 million as compared to $9.2 million in the same period of 2006. The increase is due to bank secured facilities obtained to partially finance the acquisition of new vessels and Kleimar and the issuance of $300 million of senior notes. Interest income increased by $1.0 million to $1.5 million for the three month period ended March 31, 2007 as compared to $0.5 million for the same period of 2006. This is mainly attributable to the increase in the average cash balances from $44.7 million in the first quarter of 2006 to $121.6 million in the same period of 2007.

Other Income:    Other income decreased by $0.7 million to $0.2 million for the three month period ended March 31, 2007, compared to the same period 2006. This decrease is mainly due to unfavorable marked to market losses realized on the interest rate swaps between the two periods.

Net Other Expense:    Other expense increased by $0.5 million for the three month period ended March 31, 2007. This change is mainly due to lower foreign exchange losses realized from the settlement of payables raised in currencies other than U.S. dollars during the period.

For the year ended December 31, 2006 compared to the combined year ended
December 31, 2005

The following table presents consolidated revenue and expense information for the year ended December 31, 2006 and combined revenue and expense information for the year ended December 31, 2005. This information was derived from the audited consolidated revenue and expense accounts of Navios as predecessor for the period from January 1 to August 25, 2005 and from the audited consolidated revenue and expense accounts of Navios as successor for the period from August 26 to December 31, 2005 and for the year ended December 31, 2006.

The combined revenue and expense is being presented solely to assist comparisons across the years. The successor period for 2005 in the combined statement of cash flow includes the effect of fair value purchase accounting adjustments. The successor and predecessor periods in the combined revenue and expense accounts are not comparable as the successor period revenue and expense accounts include increases to certain charges. The principle increases relate to amortization of intangible assets and increased depreciation, all of which arise as a result of recognizing an increase in the fair value of the assets and liabilities acquired from Navios, and increased interest charges arising as a consequence of additional indebtedness to finance the acquisition.

The combined information is a Non-GAAP financial measure and should not be used in isolation or substitution of the Predecessor and Successor results.

	Successor	Successor	Predecessor	Combined
	Year ended December 31, 2006	August 26, 2005 to December 31, 2005	January 1, 2005 to August 25, 2005	Year ended December 31, 2005
	(Thousands of U.S. Dollars)
Revenue	$205,965	$76,376	$158,630	$235,006
Gain (loss) on FFA’s	19,786	(2,766)	2,869	103
Time charter, voyage and port terminal expenses	(84,717)	(39,119)	(91,806)	(130,925)
Direct vessel expenses	(19,863)	(3,137)	(5,650)	(8,787)
General and administrative expenses	(14,565)	(4,582)	(9,964)	(14,546)
Depreciation and amortization	(37,719)	(13,582)	(3,872)	(17,454)
Provision for losses on accounts receivable	(6,242)	(411)	—	(411)
Interest income	3,832	1,163	1,350	2,513
Interest expense	(47,429)	(11,892)	(1,677)	(13,569)
Other income	1,819	52	1,426	1,478
Other expense	(472)	(226)	(757)	(983)
Income before equity in net earnings of affiliated companies	20,395	1,876	50,549	52,425
Equity in net earnings of affiliated companies	674	285	788	1,073
Net income	$21,069	$2,161	$51,337	$53,498

Set forth below are selected historical and statistical data for Navios successor company (2006) and for the combined company (2005), that we believe may be useful in better understanding our financial position and results of operations.

	Year ended December 31,
	2006	2005
Fleet Data
Available days (*)	10,382	9,147
Operating days	10,333	9,110
Fleet utilization	99.5%	99.6%
Average Daily Results
Time Charter Equivalents (including FFAs)	$18,812	$22,771
Time Charter Equivalents (excluding FFAs)	$16,906	$22,760

*	Navios has currently fixed out (i.e. arranged charters for) 92.4% and 65.0% of its 2007 and 2008 available days, respectively (excluding Kleimar’s fleet).

Note: The acquisition of Kleimar N.V. was consummated February 2, 2007 and, accordingly, none of its results are reflected in the data above or elsewhere relating to the periods ended December 31, 2006 or prior thereto.

During the year ended December 31, 2006, there were 1,235 more available days as compared to 2005. This was due to the increase in the number of owned vessels resulting in 3,333 additional days. The increase, however, was mitigated by the redelivery of charter-in vessels during 2006 and 2005, following the expiration of their charters, reducing the available days by 2,097 days. Navios has been able to increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year). Fleet size and the corresponding ‘‘available days’’ will be decreased if charters are not renewed or replaced.

The average TCE rate excluding FFAs for the year ended December 31, 2006 was $16,906 per day, $5,854 per day lower than the rate achieved in 2005. This was primarily due to a decline in the average time charter market resulting in lower charter-out daily rates in 2006 than those achieved in 2005.

Revenue:    Revenue decreased to $206.0 million for the year ended December 31, 2006 as compared to the $235.0 million for the combined year ended December 31, 2005. Navios earns revenue from both owned and chartered-in vessels, contracts of affreightment and the port terminal operations. Revenues from vessel operations decreased by approximately $29.6 million or 13.0% to $197.4 million for the year ended December 31, 2006 from $227.0 for the year ended December 31, 2005. This decrease is mainly attributable to a decline in the average time charter market resulting in lower charter-out daily hire rates in 2006 as compared to 2005, which was partially mitigated by the increase in available days as discussed above.

Revenues from the port terminal increased by $0.5 million to $8.6 million for the year ended December 31, 2006 as compared to $8.1 million in 2005. Port terminal throughput volume increased approximately 7.8% to 2.22 million tons of agricultural and other products for the year ended December 31, 2006 from 2.06 million tons for the year ended December 31, 2005.

Gains and Losses on FFAs:    Income from FFAs increased by $19.7 million to a gain of $19.8 million during the year ended December 31, 2006 as compared to $0.1 million for the year ended December 31, 2005. Navios records the change in the fair value of derivatives at each balance sheet date. The changes in fair values of the effective portion of FFAs qualifying for hedge accounting, representing unrealized gains or losses at December 31, 2006, of $9.8 million were recorded in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the remaining FFAs not qualifying for hedge accounting together with the ineffective portion of these qualifying for hedge accounting of $4.0 million loss, were recorded in the statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/ (losses) included in ‘‘Accumulated Other Comprehensive Income/ (Loss)’’ are reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transactions affect earnings. On this basis, approximately $4.2 million have been reclassified to earnings during the year ended December 31, 2006. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios’ net position in the market. Market conditions were volatile in both years. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

Baltic Exchange’s Panamax Time Charter Average Index
March 14, 2005	$40,842(1)
August 3, 2005	$10,162(2)
January 26, 2006	$13,267(3)
December 6, 2006	$35,713(4)

(1)	High for fiscal year 2005
(2)	Low for fiscal year 2005
(3)	Low for fiscal year 2006
(4)	High for fiscal year 2006

Time Charter, Voyage and Port Terminal Expense:    Time charter and voyage expenses decreased by $46.6 million or 35.5% to $84.7 million for the year ended December 31, 2006 as compared to $131.3 million for the year ended December 31, 2005. This was primarily due to (a) the decline in the market which positively affected the average charter-in daily hire rate cost from $15,582 per day for fiscal year 2005 to $9,480 per day for fiscal year 2006, (b) the redelivery of higher cost charter-in vessels and the exercise of purchase options that resulted in the expansion of the owned fleet and (c) the reduction of port expenses and fuel consumption cost due to more vessels employed under time charters in 2006, whereby these costs were borne by the charterers, as compared to 2005.

Direct Vessel Expenses:    Direct vessel expenses for operation of the owned fleet increased by $11.1 million to $19.9 million or 126.1% for the year ended December 31, 2006 as compared to $8.8 million for the year ended December 31, 2005. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums, maintenance and repairs. This resulted primarily from the increase of the owned fleet by 11 vessels during the period since Navios’ acquisition in August 2005 (six vessels were acquired in 2006).

General and Administrative Expenses:    General and administrative expense slightly increased by $0.1 million or 0.7% to $14.6 million for the year ended December 31, 2006 as compared to $14.5 million for the year ended December 31, 2005. However, excluding the transaction costs of approximately $3.7 million incurred in connection with the sale of Navios during 2005, general and administrative expenses show an increase of 35.2% or $3.7 million for the year ended December 31, 2006 as compared to year ended December 31, 2005. This increase is mainly attributable to (a) $0.9 million increase in payroll and related costs, (b) $1.9 million increases in professional, legal and audit fees and traveling costs due to the additional costs incurred by Navios as a public company and (c) $0.9 million increased office expenses as a result of our move to the new offices and other expenses related to being a public company.

Depreciation and Amortization:    Depreciation and amortization are not directly comparable for the consolidated year ended December 31, 2006 and the combined year ended December 31, 2005. As part of the acquisition of Navios by ISE on August 25, 2005, the dry bulk fleet and port terminal facilities were recorded at their fair market values. The adjusted fixed assets values are being depreciated over the remaining economic useful lives of the individual assets. Amortization for the period from August 26, 2005 onward also includes amortization of the intangible assets recorded on August 25, 2005 as a result of the acquisition of Navios by ISE, with the exception of vessel purchase options and goodwill which are not amortized. For the year ended December 31, 2006, the increase in annual depreciation expense is attributable to the acquisition of 11 vessels since August 26, 2005 (five acquired in the fourth quarter of 2005) having a $12.4 million effect, with the remaining being the effect of the accounting treatment discussed above. See further discussion of Navios’ amortization policy ‘‘Results of Operations’’ and ‘‘Critical Accounting Policies’’.

Provision for Losses on Accounts Receivable:    On November 30, 2006, we received notification that one of our FFA trading counterparties filed for bankruptcy in Canada. Our exposure to such counterparty as of December 31, 2006 was approximately $7.7 million. While it is too early to determine what recovery Navios may obtain in any liquidation proceeding, it has accrued $5.4 million in its 2006 financial statements.

Net Interest Expense and Income:    Interest expense from August 26, 2005 to December 31, 2006 increased as compared to periods prior to August 25, 2005 due to the new debt incurred on August 25, 2005 to finance the acquisition of Navios by ISE, its restructuring on December 21, 2005, the additional debt incurred for the acquisition of additional vessels and the senior notes issued in December 2006, $290.0 million of the net proceeds of which were used to prepay in full three tranches of approximately $241.1 million and on a pro-rata basis, the remaining tranches of the existing senior secured credit facility. As a result, interest expense for the year ended December 31, 2006 is not directly comparable to the same combined period of 2005. Interest income increased by $1.3 million to $3.8 million for the year ended December 31, 2006 as compared to $2.5 million for the year ended December 31, 2005. Although the average cash balances decreased from $91.5 million in 2005 to $88.2 million in 2006, interest increased as a result of the higher weighted average interest rate of 5.0% in 2006 as compared to 3.2% in 2005.

Other Income:    Other income increased by $0.3 million to $1.8 million for the year ended December 31, 2006. This increase is mainly due to favorable marked to market gains realized on the interest rate swaps as the interest rates continue to increase on both the short- and long-term, as well as the reversals of provisions for arbitration claims against Navios that have been concluded in Navios’ favor.

Net Other Expense:    Other expense decreased by $0.5 million to $0.5 million for the year ended December 31, 2006. This change is mainly due to less realized losses on the settlement of payables raised in other currencies during the year.

For the combined year ended December 31, 2005 compared to the year ended December 31, 2004

The following table presents combined revenue and expense information for the year ended December 31, 2005 and consolidated information for the year ended December 31, 2004. The fiscal year 2005 information was derived from the audited consolidated revenue and expense accounts of Navios as predecessor for the period from January 1 to August 25, 2005 and from the audited consolidated revenue and expense accounts of Navios as successor for the period from August 26 to December 31, 2005.

The combined revenue and expense is being presented solely to assist comparisons across the years. The successor period for 2005 in the combined statement of cash flow includes the effect of fair value purchase accounting adjustments. The successor and predecessor periods in the combined revenue and expense accounts are not comparable as the successor period revenue and expense accounts include increases to certain charges. The principle increases relate to amortization of intangible assets and increased depreciation, all of which arise as a result of recognizing an increase in the fair value of the assets and liabilities acquired from Navios, and increased interest charges arising as a consequence of additional indebtedness to finance the acquisition.

The combined information is a non-GAAP financial measure and should not be used in isolation or substitution of the Predecessor and Successor results.

	Successor	Predecessor	Combined	Predecessor
	August 26, 2005 to December 31, 2005	January 1, 2005 to August 25, 2005	Year ended December 31, 2005	Year ended December 31, 2004
	(Thousands of U.S. Dollars)
Revenue	$76,376	$158,630	$235,006	$279,184
(Loss) gain on FFA’s	(2,766)	2,869	103	57,746
Time charter, voyage and port terminal expenses	(39,530)	(91,806)	(131,336)	(180,026)
Direct vessel expenses	(3,137)	(5,650)	(8,787)	(8,224)
General and administrative expenses	(4,582)	(9,964)	(14,546)	(12,722)
Depreciation and amortization	(13,582)	(3,872)	(17,454)	(5,925)
Gain on sale of vessels	—	—	—	61
Interest income	1,163	1,350	2,513	789
Interest expense	(11,892)	(1,677)	(13,569)	(3,450)
Other income	52	1,426	1,478	374
Other expense	(226)	(757)	(983)	(1,438)
Income before equity in net earnings of affiliated companies	1,876	50,549	52,425	126,369
Equity in net earnings of affiliated companies	285	788	1,073	763
Net income	$2,161	$51,337	$53,498	$127,132

Set forth below are selected historical and statistical data for Navios as predecessor (2004) and for the combined company (2005), that we believe may be useful in better understanding our financial position and results of operations.

	Year ended December 31,
	2005	2004
Fleet Data
Available days	9,147	11,952
Operating days	9,110	11,900
Fleet utilization	99.6%	99.6%
Average Daily Results
Time Charter Equivalents (including FFAs)	$22,771	$25,985
Time Charter Equivalents (excluding FFAs)	$22,760	$21,153

During the year ended December 31, 2005, there were 2,805 fewer available days as compared to 2004. This was predominantly the result of the redelivery of short-term charter-in vessels during 2005 according to the contracted redelivery terms in the chartered-in lease agreements. Compared to 2004, Navios chartered-in fewer short-term vessels on lease as management anticipated greater market volatility over the ensuing period. Navios can increase or decrease its fleet’s size by chartering-in vessels for long- or short-term periods (less than one year). Fleet size and the corresponding ‘‘available days’’ will be decreased if charters are not renewed or replaced. Refer also to the ‘‘Factors Affecting Navios’ Results of Operations’’.

The average TCE rate excluding FFAs for the year ended December 31, 2005 was $22,760 per day, $1,607 per day higher than the rate for the year ended December 31, 2004. This was primarily due to the redelivery of vessels chartered-out at lower daily rate than the average rate achieved in 2005.

Revenue:    Combined revenue of the predecessor and successor companies decreased to $235.0 million for the year ended December 31, 2005 as compared to the $279.2 million that the predecessor company recorded for the year ended December 31, 2004. Navios earns revenue from both owned and chartered-in vessels, contracts of affreightment and the port terminal operations. Revenues from vessel operations decreased by approximately $44.5 million or 16.4% to $227.0 million for the year ended December 31, 2005 from $271.5 million for the year ended December 31, 2004 as a result of a reduction in the number of vessels chartered-in and operated by Navios during 2005. Total equivalent vessels employed decreased by 23.2% from 32.7 vessels for the year ended December 31, 2004 to 25.1 for the year ended December 31, 2005, resulting in 2,805 fewer available days.

However, the effect on revenues from the reduction in available days was mitigated by the increase achieved in 2005 TCE rate to $22,760 per day or $1,607 per day higher than that of 2004. Revenues from the port terminal increased by $0.4 million to $8.0 million for the year ended December 31, 2005 as compared to $7.6 million in 2004. Port terminal throughput volume increased approximately 1.5% to 2.06 million tons of agricultural and other products for the year ended December 31, 2005 from 2.03 million tons for the year ended December 31, 2004. Navios was able to increase throughput primarily because of an increase in the Uruguayan and Paraguayan soybean crops in 2005 as well as increasing the silo storage capacity to 270,440 tons from September 2005 when a new silo was put into use, as compared to 205,000 tons prior to such time.

Gains and Losses on FFAs:    Income from FFAs decreased by $57.6 million to a gain of $0.1 million during the year ended December 31, 2005 as compared to $57.7 million for all of the year ended December 31, 2004. Due to the pending sale of Navios to ISE in 2005, the predecessor management minimized FFA trading exposure and the post acquisition successor management also maintain a similar approach. Navios records the change in the fair value of derivatives at each balance sheet date. None of the FFAs qualified for hedge accounting treatment in the periods being discussed. Accordingly, changes in the fair value of FFAs were recognized in the statement of operations. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios’ net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

Baltic Exchange’s Panamax Time Charter Average Index
June 22, 2004	$17,838(1)
November 30, 2004	$51,011(2)
March 14, 2005	$40,842(3)
August 3, 2005	$10,162(4)

(1)	Low for 2004
(2)	High for 2004
(3)	High for 2005
(4)	Low for 2005

Time Charter, Voyage and Port Terminal Expense:    Time charter and voyage expenses decreased by $48.7 million or 27.1% to $131.3 million for the year ended December 31, 2005 as compared to $180.0 million for the year ended December 31, 2004. This was primarily due to the decrease in equivalent vessels from 32.7 for the year ended December 31, 2004 to 25.1 for the year ended December 31, 2005. The average chartered-in rate also decreased from an average of $16,186 per day for the year ended December 31, 2004 to $15,582 per day for the year ended December 31, 2005.

Direct Vessel Expenses:    Direct vessel expenses for operation of the owned fleet increased by $0.6 million to $8.8 million or 7.3% for the year ended December 31, 2005 as compared to $8.2 million for the year ended December 31, 2004. Direct vessel expenses include crew costs, provisions and deck and engine stores, lubricating oils, insurance premiums, maintenance and repairs. The increase resulted primarily from increased repair and maintenance costs related to normal usage and to the increase of the owned fleet by five vessels during November and December 2005.

General and Administrative Expenses:    General and administrative expense increased by $1.8 million or 14.2% from $12.7 million for the year ended December 31, 2004 to $14.5 million for the year ended December 31, 2005. This increase is attributable to (a) $1.4 million of one-time severance payments to the former CEO, (b) $2.3 million of transaction costs incurred in connection with the sale of Navios and (c) $1.8 million of legal, audit, consulting and other fees borne by Navios as a publicly listed company. This increase was mitigated by a $3.0 million reduction in payroll and office related costs.

Depreciation and Amortization:    Depreciation and amortization are not comparable for the predecessor and successor companies. As part of the acquisition of Navios by ISE on August 25, 2005, the dry bulk fleet and port terminal facilities were recorded at their fair market values. The adjusted fixed assets values are being depreciated over the remaining economic useful lives of the individual assets. Amortization for the period from August 26, 2005 onward also includes amortization of the intangible assets recorded on August 25, 2005 as a result of the acquisition of Navios by ISE, with the exception of vessel purchase options and goodwill which are not amortized. The increase in annual depreciation and amortization expense resulting from the acquisition of Navios by ISE and related asset revaluation will be approximately $13.6 million. See further discussion of Navios’ amortization policy under ‘‘Liquidity and Capital Resources.’’

Net Interest Expense and Income:    Interest expense from August 26, 2005 onward will increase due to the new debt incurred on August 25, 2005 and it’s restructuring on December 21, 2005. A substantial portion of the new debt was used to finance the acquisition of Navios by ISE and the acquisition of additional vessels. As a result, interest expense for the period from August 26, 2005 to December 31, 2005 is not comparable to periods prior to that date. Navios estimates that, if the acquisition had taken place on January 1, 2005, the annual increase in interest expense on the debt incurred to finance its acquisition by ISE, based on the LIBOR rate at the acquisition date, would be approximately $19.1 million. (See ‘‘Long-Term Debt Obligations and Credit Arrangements’’ discussed below). Interest income increased by $1.7 million to $2.5 million for the year ended December 31, 2005 as compared to $0.8 million for the year ended December 31, 2004. This is attributable to higher average cash balances of $91.5 million in 2005 as compared to $62.9 million in 2004, as well as to higher weighted average interest rate of 3.2% in 2005 as compared to 1.4% in 2004.

Other Income:    Other income increased by $1.1 million to $1.5 million for the year ended December 31, 2005. This increase is mainly due to favorable marked to market gains realized on the interest rate swaps as the interest rates continue to increase on both the short- and long-term, as well as the reversals of provisions for arbitration claims against Navios that have been concluded in Navios’ favor.

Net Other Expense:    Other expense decreased by $0.4 million to $1.0 million for the year ended December 31, 2005. This change is mainly due to less realized losses on the settlement of payables raised in other currencies during the year.

Liquidity and Capital Resources

Navios has historically financed its capital requirements with cash flow from operations, equity contributions from stockholders and debt. Main uses of funds have been capital expenditures for the acquisition of vessels, new construction and upgrades at the port terminal, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. Subsequent to its acquisition, Navios has funded its operation and expansion with proceeds from warrant exercises, internally generated cash flow and borrowings, while it continues to explore means of expanding its available capital. Navios believes that its current sources of capital are adequate to fund the operations of the fleet and the port terminal, including working capital requirements. However, See ’’Exercise of Vessel Purchase Options’’, ‘‘Working Capital Position’’ and ‘‘Long-Term Debt Obligations and Credit Arrangements’’ for further discussion of Navios’ working capital position. The successor periods in the combined statement includes the effect of fair value purchase accounting adjustments. The successor and predecessor periods in the combined cash flow accounts are not comparable as the successor period cash flow accounts include increases to certain changes. The principle increases relate to amortization of intangible assets and increased depreciation, all of which arise as a result of recognizing an increase in the fair value of the assets and liabilities acquired from Navios, and increased interest charges arising as a consequence of additional indebtedness to finance the acquisition.

The following table presents cash flow information derived from the unaudited consolidated statements of cash flow of Navios for the three month periods ended March 31, 2007 and 2006.

	Three Month Period ended March 31,
	2007	2006
	(unaudited)	(unaudited)
	(Thousands of U.S. Dollars)
Net Cash from operating activities	$51,006	$8,697
Net Cash used in investing activities	(163,944)	(74,579)
Net Cash provided by financing activities	84,409	59,919
Decrease in cash and cash equivalents	(28,529)	(5,963)
Cash and cash equivalents, beginning of the period	99,658	37,737
Cash and cash equivalents, end of period	$71,129	$31,774

Cash provided by operating activities for the three month period ended March 31, 2007 as compared to the three month period ended March 31, 2006:

Net cash provided by operating activities increased by $42.3 million to $51.0 million for the three month period ended March 31, 2007 as compared to $8.7 million for the same period of 2006. The increase resulted primarily from higher net income in the three month period ended March 31, 2007 and other factors as discussed below. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives.

The fair value of open FFA trades at March 31, 2007 was lower than in the same period of 2006 and amounted to $7.6 million and $8.1 million, respectively, reflecting the mark to market values at the end of the respective periods (See rate table on page S-28). Unrealized gains (losses) from FFAs for the three month periods ended March 31, 2007 and 2006 amounted to $(1.8) million and $1.9 million, respectively, and reflected the change in net fair value on open FFA contracts between the periods. The $1.8 million loss at March 31, 2007, represents $0.6 million unrealized gains on FFAs not qualifying for hedge accounting treatment charged to period results and $2.4 million loss reclassified to earnings from ‘‘Accumulated Other Comprehensive Income (Loss)’’ on FFAs previously qualified for hedge accounting.

Restricted cash increased by $13.5 million from $16.2 million at December 31, 2006 to $29.7 million at March 31, 2007. The primary reasons for this increase were (a) the additional deposits made to NOS ASA with respect to FFAs trading of $10.1 million which was offset by decreased deposits made to LCH by $1.1 million, and the increase in the retention account held with HSH Nordbank in connection with the restructured credit facility by $4.5 million. During the corresponding period of 2006, restricted cash increased by $2.7 million from $4.1 million at December 31, 2005 to $6.8 million at March 31, 2006.

Accounts receivable net increased by $1.6 million from $28.2 million at December 31, 2006 to $29.8 million at March 31, 2007 (including receivables obtained as part of the acquisition of Kleimar amounting to $8.6 million). The primary reason for this increase was the acquisition of Kleimar, which was partially offset by a change in the amount receivable from FFA trading partners which decreased by $0.7 million from $23.5 million at the end of December 31, 2006 to $22.8 million at the end of March 31, 2007 and a decrease in all other receivables by $8.9 million. During the corresponding period of 2006, accounts receivable net decreased by $8.4 million from $13.7 million at December 31, 2005 to $5.3 million at March 31, 2006. The primary reason for this decrease was a change in the amount receivable from FFA trading partners which decreased by $8.3 million from $10.5 million at December 31, 2005 to $2.2 million at March 31, 2006.

Prepaid expenses and other current assets increased by $5.0 million from $6.8 million at December 31, 2006 to $11.8 million at March 31, 2007 (this increase is mainly due to prepaid expenses and other current assets obtained as part of the acquisition of Kleimar amounting to $6.4 million) which was offset by a decrease in prepaid voyage costs by $0.9 million. Prepaid expenses also include claims, advances to agents and other assets. All these categories had minor variations resulting in a net decrease of $0.5 million at March 31, 2007 as compared to December 31, 2006. During the corresponding period of 2006, prepaid expenses and other current assets increased by $0.8 million from $6.4 million at December 31, 2005 to $7.2 million at March 31, 2006 due to the increase in inventories by $0.7 and an increase in all other categories by $0.1 million.

Accounts payable decreased by $4.8 million from $37.4 million at December 31, 2006 to $32.6 million at March 31, 2007 (including accounts payable obtained as part of the acquisition of Kleimar amounting to $1.4 million). The primary reason was the decrease in supplier payables, as well as the amount due to FFA trading partners which decreased by $9.2 million during the three month period ended March 31, 2007. This decrease was mitigated by an increase in supplier payables. During the corresponding period of 2006, accounts payable decreased by $3.8 million from $13.9 million at December 31, 2005 to $10.1 million at March 31, 2006 due to the change in the amount due to FFA trading partners, which decreased by $6.4 million during the quarter ended March 31, 2006. This decrease was mitigated by an increase in supplier payables.

Accrued expenses increased by $14.2 million to $24.9 million at March 31, 2007 (including accrued expenses obtained as part of the acquisition of Kleimar amounting to $5.8 million), as compared to $10.7 million on December 31, 2006. There are various reasons for this increase, including a $9.9 million increase in accrued interest on borrowings, a $3.6 million increase in accrued voyage expenses and an increase of $0.7 million in all other accruals (mainly involving accrual of audit and other consultancy fees, payroll accruals, etc.). During the corresponding period of 2006, accrued expenses decreased by $4.7 million to $6.6 million at March 31, 2006 as compared to $11.3 million on December 31, 2005 due to a $1.7 million decrease in the accrual of audit and other consultancy fees as a result of Navios transitioning from private company status to a public company in 2005, decrease in the accrual for financing fees by $2.0 million and an overall decrease in all other categories by $1.0 million.

Deferred voyage revenue primarily reflects freight and charter-out amounts collected on voyages that have not been completed. Deferred freight increased by $2.5 million and deferred hire increased by $9.4 million as a result of an increase in the number of voyages extending over the period end. During the corresponding period of 2006, deferred freight increased by $0.6 million as a result of an increase in the number of voyages extending over the period end.

Cash used in investing activities for the three month period ended March 31, 2007 as compared to the three month period ended March 31, 2006:

Cash used in investing activities was $163.9 million for the three month period ended March 31, 2007, or an increase of $89.3 million from $74.6 million for the same period in 2006.

In February 2007, Navios paid $145.4 million (net of acquired cash of $22.1 million), for the acquisition of Kleimar N.V., a Belgian maritime transportation company.

In February 2007, Navios paid $18.4 million for the acquisition of a new vessel, Navios Hyperion.

Purchase of property and equipment for the three month period ending March 31, 2007 amounted to $0.1 million for the three month period ended March 31, 2007.

Cash used in investing activities was $74.6 million for the three month period ended March 31, 2006. This was a result of the acquisition of three new vessels and two vessels with purchase options for $73.7 million, as well as the purchase of property plant and equipment for an amount of $0.9 million.

Cash provided by financing activities for the three month period ended March 31, 2007 as compared to the three month period ended March 31, 2006:

Cash provided by financing activities was $84.4 million for the three month period ended March 31, 2007, while for the same period of 2006 was $59.9 million.

Cash provided by financing activities was the result of (a) the exercise of warrants in January 2007 which resulted in $66.6 million of net cash proceeds, (b) the proceeds from a new secured loan facility which is composed of a $280.0 million Term Loan Facility and $120.0 million reducing Revolving Credit Facility (the proceeds from the new credit facility were utilized to partially finance the acquisition of vessel Navios Hyperion, to repay the remaining outstanding balance of the previous HSH Nordbank facility ($270.0 million), and to partially finance the acquisition of Kleimar) and (c) $1.5 million of installments received in connection with the capital lease receivable. This was offset by a $0.3 million installment paid in connection with Kleimar’s outstanding indebtedness and $5.5 million of dividends paid in March 2007, in connection with the fourth quarter of 2006.

Cash provided by financing activities was approximately $60.0 million for the three month period ended March 31, 2006. This was the result of $78.0 million proceeds derived from the restructured credit agreement signed on December 21, 2005, which were utilized to partially finance the acquisition of new vessels. This was offset by $18.0 million of cash used in financing activities which consisted of $15.0 million of installments paid in connection with the credit facility and $3.0 million of dividends paid on March 13, 2006.

The following table presents cash flow information for the year ended December 31, 2006 (successor) and 2004 (predecessor) and combined cash flow information for the year ended December 31, 2005. The 2005 information was derived from the audited consolidated statements of cash flow of Navios as predecessor for the period January 1, 2005 to August 25, 2005 and from the audited consolidated statements of cash flow of Navios as successor for the period August 26, 2005 to December 31, 2005. This combined cash flow information is being presented solely to assist comparisons across the financial periods.

	Successor	Successor	Predecessor	Combined	Predecessor
	Year Ended December 31, 2006	August 26, 2005 To December 31, 2005	January 1, 2005 To August 25, 2005	Year Ended December 31, 2005 (unaudited)	Year Ended December 31, 2004
	(Thousands of U.S. Dollars)
Net cash provided by operating activities	$56,432	$24,371	$71,945	$96,316	$137,218
Net cash used in investing activities	(111,463)	(119,447)	(4,264)	(123,711)	(4,967)
Net cash provided by (used in) financing activities	116,952	68,880	(50,506)	18,374	(111,943)
Increase (decrease) in cash and cash equivalents	61,921	(26,196)	17,175	(9,021)	20,308
Cash and cash equivalents, beginning of the period	37,737	63,933	46,758	46,758	26,450
Cash and cash equivalents, end of period	$99,658	$37,737	$63,933	$37,737	$46,758

Cash provided by operating activities for the year ended December 31, 2006 and the combined year ended December 31, 2005

Net cash provided by operating activities decreased by $39.9 million to $56.4 million for the year ended December 31, 2006 as compared to $96.3 million for the year ended December 31, 2005. The decrease resulted primarily from lower net income in the year ended December 31, 2005 and other factors as discussed below. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives. Depreciation and amortization, which include the depreciation of the owned dry bulk fleet and port terminal facilities, is not comparable for the predecessor and successor companies. As part of the acquisition of Navios by ISE, the dry bulk fleet, the assets at Navios’ port terminal and intangible assets were written up to fair market value on August 25, 2005. These new values are being depreciated over the remaining economic useful lives of the individual vessels and assets.

The net fair value of open FFA trades as included in the balance sheet at December 31, 2006, was higher than in the same period of 2005 and amounted to $9.0 million and $6.2 million, respectively, reflecting the marked-to-market values at the end of the respective years. Unrealized (gains) losses from FFAs for the years ended December 31, 2006 and 2005 amounted to $(12.5) million and $40.9 million, respectively, and reflected the change in net fair value on open FFA contracts between the years. The $12.5 million gain at December 31, 2006, represents $22.3 million unrealized gain on FFAs not qualifying for hedge accounting treatment charged to period results which offsets the $9.8 million loss on FFAs qualifying for hedge accounting which has been reflected in ‘‘Other Comprehensive Income (Loss)’’ under stockholders’ equity.

Restricted cash increased by $12.1 million from $4.1 million at December 31, 2005 to $16.2 million at December 31, 2006. The primary reasons for this increase were the additional deposits made to NOS ASA and LCH with respect to FFAs trading of $8.1 million and $5.4 million, respectively, offset by the decrease in the retention account held with HSH Nordbank AG in connection with the restructured credit facility by $0.8 million.

Accounts receivable, net increased by $14.5 million from $13.7 million at December 31, 2005 to $28.2 million at December 31, 2006. The primary reason for this increase was a change in the amount receivable from FFA trading partners which increased by $13.0 million from $10.5 million at December 31, 2005 to $23.5 million at December 31, 2006.

Prepaid expenses and other current assets increased by $0.4 million from $6.4 million at December 31, 2005 to $6.8 million at December 31, 2006. The main reason for the increase in prepaid expenses was the increase in inventories and supplies onboard the vessels of $1.9 million and the increase in other prepaid balances of $0.6 million which were mitigated by the decrease in prepaid voyage expenses of $1.5 million.

Accounts payable increased by $23.5 million from $13.9 million at December 31, 2005 to $37.4 million at December 31, 2006. The primary reason for the increase was the change in the amount due to FFA trading partners, which increased by $20.9 million during the year ended December 31, 2006.

Accrued expenses decreased by $0.6 million to $10.7 million at December 31, 2006 from $11.3 million at December 31, 2005. The primary reasons for this decrease were: (a) the accrual of audit and other consultancy fees as a result of Navios transitioning from a private company to a public company in 2005 decreased by $2.9 million as of December 31, 2006, (b) the restructuring of the debt as of December 21, 2005 resulted in accrued financing fees of $2.6 million at December 31, 2005 which decreased by $2.1 million to $0.5 million at December 31, 2006 and (c) the decrease in all other categories by $0.3 million. This decrease was mitigated by (a) the increase of the accrual for voyage expenses by $2.3 million including a provision of $1.0 million for losses on voyage in progress, (b) the increase of the accrual for payroll and related costs by $0.3 million, (c) the increase of the accrual for loan interest cost by $0.5 million and (d) the establishment of the accrual for audit, consultancy and legal fees with respect to the issuance of the senior notes of $1.5 million that did not exist in 2005.

Deferred voyage revenue primarily reflects freight and charter-out amounts collected on voyages that have not been completed. Deferred freight decreased by $1.3 million due to the fact that there was one voyage at December 31, 2005 amounting to $1.5 million compared to one voyage at December 31, 2006 amounting to $0.2 million.

Cash used in investing activities for the year ended December 31, 2006 as compared to the combined year ended December 31, 2005:

Cash used in investing activities was $111.5 million for the year ended December 31, 2006, as compared to $123.7 million for the combined year ended December 31, 2005.

In 2006, Navios paid $108.1 million for the acquisition of one vessel and five purchase option vessels. In 2005, Navios paid $110.8 million for the acquisition of three vessels and two purchase option vessels.

In 2006, Navios made a $2.1 million deposit in connection with the exercised option for the acquisition of vessel Navios Hyperion, which was delivered on February 26, 2007. In 2005, Navios made an $8.3 million deposit for the acquisition of four purchase option vessels, all of which were delivered in 2006.

Purchase of property and equipment of $1.3 million for the year ended December 31, 2006 and $4.6 million for the same period in 2005 represents, principally, the amounts paid by Navios in accordance with the terms of the purchase agreement for the construction for the new horizontal silo with ancillary equipment during 2005.

Cash provided by financing activities for the year ended December 31, 2006 as compared to the combined year ended December 31, 2005:

Cash provided by financing activities was $117.0 million for the year ended December 31, 2006, as compared to $18.4 million for the combined year ended December 31, 2005.

Cash provided by financing activities in 2006 was the result of $116.9 million proceeds from the restructured senior secured credit facility signed on December 21, 2005, which were partially utilized to finance the acquisition of one vessel and five purchase option vessels, the $65.4 million of proceeds from the exercise of warrants for common stock and the net proceeds from the senior notes of $291.5 million, a portion of which ($290.0 million) was used to prepay in full three tranches of approximately $241.1 million and on a pro-rata basis the remaining tranches of the existing senior secured credit facility. This was offset by $50.5 million of installments paid in connection with the senior secured credit facility and $15.4 million of dividends paid.

Cash provided by financing activities in 2005 was $18.4 million for the combined year 2005. Cash provided includes $102.1 million relating to the proceeds from the senior secured credit facility, which was fully utilized to partially finance the acquisition of new vessels, and $102.3 million relating to cash received from the downstream merger. This was offset by $177.4 million of payments comprising installments paid in connection with the senior secured credit facility and repayment of debt and by $8.6 million related to the repayment of a non-interest bearing loan from a principal stockholder of Navios.

Cash provided by operating activities for the combined year ended December 31, 2005 as compared to year ended December 31, 2004:

Net cash provided by operating activities decreased by $40.9 million to $96.3 million for the combined year ended December 31, 2005 as compared to $137.2 million for the year ended December 31, 2004. The decrease resulted primarily from lower net income in the year ended December 31, 2005 and other factors as discussed below. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives. Depreciation and amortization, which include the depreciation of the owned dry bulk fleet and port terminal facilities, is not comparable for the predecessor and successor companies. As part of the acquisition of Navios by ISE, the dry bulk fleet, the assets at Navios’ port terminal and intangible assets were written up to fair market value on August 25, 2005. These new values are being depreciated over the remaining economic useful lives of the individual vessels and assets.

FFAs settle on the last working day of each month. Although all outstanding FFAs were marked to market on August 25, 2005, there was no settlement on that date and, therefore, no transfer to accounts receivable or accounts payable. The volume of FFA derivative trades were curtailed during 2005 based on a strategic management decision to minimize the open positions to curtail the level of volatility prior to the culmination of the acquisition of Navios by International Shipping Enterprises. The fair value of open trades at December 31, 2005 was substantially lower than at December 31, 2004. A large component of the $47.1 million marked to market value recorded at December 31, 2004 settled monthly during the year ended December 31, 2005. This resulted in the reversals of the $47.1 million of unrealized gains as of December 31, 2004 being greater than the December 31, 2005 marked to market net asset being recorded of $6.2 million.

Accounts receivable before netting the effect of the provision for doubtful receivables of $0.4 million and $2.3 million as of December 31, 2005 and 2004, respectively, decreased by $3.4 million from $17.5 million at December 31, 2004 to $14.1 million for the combined 12 months ended December 31, 2005. The primary reason for this decrease was a change in the amount receivable from FFA trading partners which decreased by $2.2 million from $12.7 million at the end of December 31, 2004 to $10.5 million at the end of December 31, 2005. The corresponding asset resulting from the marked to market valuation related to the FFA derivatives at December 31, 2005 is included in the short-term derivative asset on the balance sheet. Although the number of vessels chartered-out has remained constant between the two comparative year ends, the charter-out market rates dropped during 2005 impacting the value of the outstanding receivables at period ends.

Prepaid expenses and other current assets decreased by $6.8 million from $13.2 million at December 31, 2004 to $6.4 million. The prepaid expenses consist predominantly of freight, chartered-in hire paid in advance and prepaid bunkers fuel on charter-in vessels which decreased by $3.9 million. Prepaid freight increased by $1.2 million resulting from one voyage which extended over the December 31, 2005 year end. The prepaid hire on chartered-in vessels decreased by $4.9 million as there were 15 charter-in vessels at December 31, 2005, which was seven less than the 22 vessels chartered-in at December 31, 2004. Additionally, the average gross hire cost per vessels of $22,232 at December 31, 2004 decreased to $14,678 by the end of December 31, 2005.

Accounts payable decreased by $1.0 million from $14.9 million to $13.9 million at December 31, 2005. The primary reason for the decrease was a change in the amount due to FFA trading partners, which decreased by $2.4 million, as a result of the decreased number of trades at December 31, 2005 as compared to December 31, 2004. The corresponding liability resulting from the marked to market valuation related to the FFA derivatives at December 31, 2005, is included in the short-term derivative liability on the balance sheet. With the acquisition of Navios by ISE on August 25, 2005 and the down stream merger which took place on the same day, ISE contributed an accounts payable balance of $10.5 million (mainly acquisition costs). During the period from the acquisition date of Navios to December 31, 2005, the majority of the ISE payables were settled.

Accrued expenses increased by $4.2 million to $11.3 million at December 31, 2005 as compared to $7.1 million on December 31, 2004. There are various reasons for this increase, including a $1.1 million increase in the accrual of audit fees as a result of Navios transitioning from private company status to a public company. The refinancing of the debt at the end of December 2005 resulted in financing fees being accrued in the amount of $2.6 million. The accruals for other professional services also increased by $1.1 million also related to the transition from a private company to a public company, a balance of $0.8 million in the restructuring accrual and an increase of $0.7 million the accrued voyage expenses. These increases were partially offset by the decrease in the accrual for loss making voyages in progress from $1.3 million on three vessels on December 31, 2004 to $0.0 million on December 31, 2005. Estimated losses on voyages are provided for in full at the time such losses become evident. The accrual was further reduced by a reduction in payroll accruals of $1.0 million. With the acquisition of Navios by ISE on August 25, 2005, and the down stream merger which took place on the same day, ISE contributed an accrued expense balance of $2.3 million (mainly accrual of taxes and professional fees). During the period from the acquisition date of Navios to December 31, 2005, the majority of the ISE accrued expenses were settled.

Deferred voyage revenue primarily reflects freight and charter-out amounts collected on voyages that have not been completed. Deferred freight decreased by $3.7 million as a result of a reduction in the number of voyages extending over the year ends. There were three voyages at December 31, 2004 amounting to $5.3 million compared to one voyage at the end of December 31, 2005 amounting to $1.6 million. The deferred hire on chartered-out vessels decreased by $0.4 million; however, there were 25 charter-out vessels at December 31, 2005, which was one more than the 24 charter-out vessels at December 31, 2004. Additionally, the average gross hire revenue per vessel of $225,000 at December 31, 2004 decreased to $199,000 by the end of December 31, 2005.

Payments on interest rate swaps, as reflected in the derivative accounts, totaled $1.4 million for the 12 month period ended December 31, 2005 as compared to $2.3 million during the year ended December 31, 2004. Two factors caused this change. First, interest rates on average were lower during 2004 and the liability exposure was consequently greater in terms of the swap arrangements and second, the notional balance applied by the banks to calculate interest decreased over time and was lower in 2005 because of notional principal payments applied to the outstanding balance.

Although the market rates were favorable in term of the Navios portfolio at December 31, 2004, new trades being negotiated through NOS required additional margin deposits. At December 31, 2004, Navios had received $0.3 million of cash for a corresponding portfolio gain of $5.0 million, of which $1.9 million was an unrealized gain. At December 31, 2005, the market rates had started to decline and although Navios did fewer trades through NOS during 2005, Navios was still required to increase the amount of funds on call to $2.0 million while the portfolio was showing a loss of $0.5 million, of which $0.3 million was an unrealized gain. This resulted in a $1.6 million movement in the unrealized component of the portfolio, from a $1.9 million gain to a $0.3 million gain.

Navios started trading FFA’s through the NOS exchange in April of 2004, so the volume of trades for the 12 months of 2004 compared to 2005 was lower. NOS, as an exchange, have the right to call on its participants to post call margins depending on the marked to market status of the portfolio.

Cash used in investing activities for the combined year ended December 31, 2005 as compared to year ended December 31, 2004:

Cash used in investing activities was approximately $123.7 million for the combined year ended December 31, 2005, or an increase of approximately $118.7 million from $5 million for the year ended December 31, 2004.

In 2005, Navios made an $8.3 million deposit in connection with the acquisition of four purchase option vessels, three of which have already been delivered and the fourth was delivered in April 2006. No such deposits were made in 2004.

In 2005, Navios paid $110.8 million for the acquisition of three new vessels and two purchase option vessels. No vessels were acquired in 2004.

Purchase of property and equipment of $4.6 million for the combined year ended December 31, 2005 and $5.1 million for the year ended December 31, 2004 principally represent the amounts paid by Navios in accordance with the terms of the purchase agreement for the construction of the new horizontal silo with ancillary equipment during 2005 and four new vertical silos with ancillary equipment during 2004, respectively.

Cash provided by (used in) financing activities for the combined year ended December 31, 2005 as compared to year ended December 31, 2004:

Cash provided from financing activities was $18.4 million for the combined year ended December 31, 2005.

On August 18, 2005, Navios closed out its then existing credit agreements and repaid the $49.8 million outstanding as of that date ($50.5 million balance as of December 31, 2004). This prepayment of the loan was made using available funds and no penalties were imposed due to early repayment. During the period from August 26 to December 31, 2005, Navios made the scheduled principal payments of $79.4 million and $47.5 million in connection with the credit agreements signed on July 12, 2005 and December 21, 2005. In addition, Navios also repaid $8.6 million to an initial stockholder of ISE who became an officer and principal stockholder of Navios and who advanced a total of $8.6 million to ISE in the form of a non-interest bearing loan.

The $102.3 million cash received from the downstream merger is the cash of ISE as at August 25, 2005, at the time of the merger with and into Navios and was derived from the proceeds of the credit agreement signed on July 12, 2005 of $514.4 million less the financing of the purchase price of Navios by $412.0 million.

The proceeds of $105.9 million derived from the credit agreement signed on December 21, 2005, and were utilized to partially finance the acquisition of new vessels.

Cash used in financing activities was $111.9 million for the year ended December 31, 2004.

During December 2005, Navios refinanced the credit facility obtained on July 12, 2005 (Note 11) which was not accounted for in the same manner as a debt extinguishment. Therefore, fees paid to the bank, in the amount of $3.8 million associated with the new loan, are capitalized as deferred financing costs.

In 2004, Navios refinanced all of its credit facilities with two revolving debt facilities and one term loan. The $139.2 million payments were offset by $91.5 million in proceeds from the new term loans and $41.0 million was paid down on scheduled principal payments.

During 2004, Navios redeemed all of its mandatorily redeemable preferred stock for $15.2 million. There was no outstanding preferred stock as of December 31, 2004. Furthermore, in 2004, Navios redeemed $9.0 million of common stock and distributed $40.0 million in dividends to its shareholders.

EBITDA reconciliation

EBITDA:    EBITDA represents net income before interest, taxes, depreciation and amortization. Navios uses EBITDA because Navios believes that EBITDA is a basis upon which liquidity can be assessed and because Navios believes that EBITDA presents useful information to investors regarding Navios’ ability to service and/or incur indebtedness. Navios also uses EBITDA (i) in its debt instruments to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios’ results as reported under US generally accepted accounting principles, or GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios’ performance.

EBITDA increased by $10.0 million to $34.6 million for the three month period ended March 31, 2007 as compared to $24.6 million for the same period of 2006. The increase is mainly attributable to (a) a gain in FFAs trading of $2.9 million in the first quarter of 2007 versus a gain of $1.7 million in the same period in 2006, resulting in a favorable FFA variance of $1.2 million, (b) the increase in revenues by $52.6 million from $49.2 million in the first quarter of 2006 to $101.8 million in the same period of 2007. The above increase was mitigated mainly by (a) the increase in time charter and voyage expenses by $39.6 million from $20.8 million in the first quarter of 2006 to $60.4 million in the same period of 2007, (b) the increase in the direct vessels expenses by $2.5 million due to the expansion of the owned fleet from fifteen vessels in the first quarter of 2006 to 18 vessels in the same period of 2007, (c) the increase in general and administrative expenses by $0.7 million and (d) the net decrease in all other categories (other income/expenses, income from investments in finance leases, income from affiliate companies, etc.) by $1.0 million.

EBITDA reconciliation to cash from operations for three months ended March 31, 2007 and 2006

	Three Month Period ended March 31,
	2007 (unaudited)	2006 (unaudited)
	(Thousands of U.S. Dollars)
Net cash provided by operating activities	$51,006	$8,697
Net increase (decrease) in operating assets	15,184	(4,932)
Net (increase) decrease in operating liabilities	(41,594)	9,112
Net interest cost	11,948	8,738
Deferred finance charges	(447)	(653)
Provision for losses on accounts receivable	550	—
Unrealized gain (loss) on FFA derivatives, FECs and interest rate swaps	(2,601)	2,804
Earnings in affiliates and joint ventures, net of dividends received	452	(301)
Payments for drydock and special survey	74	1,132
EBITDA	$34,572	$24,597

EBITDA increased by $21.0 million to $103.2 million for the year ended December 31, 2006 as compared to $82.2 million for the same period of 2005. This $21.0 million increase in EBITDA was primarily due to (a) a $19.7 million increase in gains from FFAs and (b) a $46.6 million reduction in time charter and voyage and port terminal expenses as discussed in the section ‘‘Period over Period Comparisons’’. The above overall favorable variance of $66.3 million was mitigated by the decrease in revenues by approximately $29.0 million for the reasons explained in the section ‘‘Period over Period Comparisons’’ and the approximately $11.1 million increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) as a result of the increase of owned fleet and the provision for a doubtful receivable of $5.4 million.

EBITDA decreased by $53.8 million to $82.2 million for the year ended December 31, 2005 as compared to $136.0 million for the year ended December 31, 2004. The major contributor to this unfavorable variance in EBITDA was the substantial gains in FFA trading in the year ended December 31, 2004 of $57.7 million as compared to a gain of $0.1 million for the year ended December 31, 2005. Excluding results from FFA trading, EBITDA from operations was $3.8 million higher in the year ended December 31, 2005 than in the year ended December 31, 2004. The $3.8 million increase in non-FFA EBITDA reflects the reduction in revenues by $44.2 million, which was mitigated by the $48.7 million decrease in time charter, voyage and port terminal expenses as discussed above.

EBITDA reconciliation to cash from operations for years ended December 31, 2006, 2005 and 2004

The following table reconciles net cash from operating activities, as reflected in the consolidated statements of cash flow, to EBITDA:

	Successor	Successor	Predecessor	Predecessor
	Year Ended December 31,	August 26, 2005 to December 31,	January 1, 2005 to August 25,	Year Ended December 31,
	2006	2005	2005	2004
	(Thousands of U.S. Dollars)
Net Cash provided by operating activities	$56,432	$24,371	$71,945	$137,218
Net increase (decrease) in operating assets	33,065	5,864	(14,525)	(7,195)
Net Decrease (increase) in operating liabilities	(31,086)	1,720	21,407	3,104
Payments for drydock and special survey costs	2,480	1,710	—	—
Net interest cost	43,597	9,476	327	1,888
Deferred finance charges	(8,004)	—	(425)	—
Provision for losses on accounts receivable	(6,024)	(411)	880	573
Gain (loss) on sale of property, plant and investments	—	—	—	61
Unrealized gain (loss) on derivatives, foreign exchange contracts, fuel swaps and interest rate swaps	12,625	(16,478)	(23,728)	254
Undistributed earnings in affiliates	92	285	(185)	64
Minority interest	—	—	—	—
EBITDA	$103,177	$26,537	$55,696	$135,967

Long-Term Debt Obligations and Credit Arrangements

On August 18, 2005, prior to the closing of the acquisition of Navios by ISE, all amounts outstanding under the predecessor Navios loan facility, in the approximate amount of $49.8 million, were paid in full using available predecessor Navios funds. No prepayment penalties were imposed as a result of the prepayment and termination of this credit facility.

The senior secured credit facility with HSH Nordbank AG dated July 12, 2005, was established by ISE to provide a portion of the funds necessary to acquire Navios, and was assumed by Navios in the acquisition/reincorporation. Of the $514.4 million borrowed under this facility on August 25, 2005, $412.0 million was used in connection with the acquisition of Navios and the balance for general working capital requirements. On December 21, 2005, Navios entered into a senior credit facility with HSH Nordbank AG for $649.0 million which restructured the balance of the above facility of $435.0 million as of that date and also provided additional funds of $214.0 million to finance the acquisition of six vessels through the exercise of purchase options and the acquisition of four Panamax vessels from Maritime Enterprise Management S.A.

In December 2006, Navios repaid $290.0 million of the above facility from the net proceeds of the senior notes discussed below while the balance of the facility remaining at December 31, 2006 was fully repaid from the proceeds of a syndicated loan taken in February 2007.

In December 2006, Navios issued $300.0 million of 9.5% senior notes due December 15, 2014. Part of the net proceeds of approximately $290.0 million from the issuance of these senior notes was used to repay in full the remaining principal amounts under three tranches of approximately $241.1 million, and the remaining proceeds were applied pro-rata among the remaining tranches under the then outstanding credit facility. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of Navios’ subsidiaries, other than the Uruguayan subsidiary, Corporacion Navios Sociedad Anonima. At any time before December 15, 2009, Navios may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, Navios has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (2) on or after December 15, 2010, at a fixed price of 104.8%, which price declines ratably until it reaches par in 2012. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require Navios to repurchase some or all of the notes at 101% of their face amount. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios’ properties and assets and creation or designation of restricted subsidiaries. Pursuant to the covenant regarding asset sales, Navios has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reused in the business within a specified period or used to pay secured debt.

In February 2007, Navios entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility is composed of a $280.0 million Term Loan Facility and a $120.0 million Revolver Credit Facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility with the remaining balance left to finance the acquisition of Navios Hyperion. The revolving credit facility is available for future acquisitions and general corporate and working capital purposes. The interest rate of the new facility is LIBOR plus a spread ranging from 65 and 125 bps as defined in the agreement.

The secured loan facility contains covenants similar to those of the senior notes, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock, making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios’ properties and assets and creation or designation of restricted subsidiaries.

The principal payments to be made by Navios under all of its credit facilities outstanding balance as of March 31, 2007 for the next five years and thereafter are based on the repayment schedule of the facilities discussed in the previous paragraphs and the outstanding amount under the senior notes are as follows:

March 31, 2007
Year	Millions of U.S. Dollars
2007	$10.7
2008	14.2
2009	14.2
2010	29.3
2011	23.4
2012 and thereafter	540.8
Total	$632.6

The principal payments of the credit facility outstanding balance as of December 31, 2006 for the next five years and thereafter are based on the repayment schedule of the facility discussed in the previous paragraph and the outstanding amount under the senior notes are as follows:

Year	December 31, 2006 Millions of U.S. Dollars
2007	$8.3
2008	11.0
2009	11.0
2010	11.0
2011	11.0
2012 and thereafter	517.8
$570.1

Working Capital Position

As of December 31, 2006 and March 31, 2007, Navios’ current assets totaled $195.9 million and $240.6 million, respectively, while current liabilities totaled $109.0 million and $222.1 million, respectively, resulting in a positive working capital position of $86.9 million and $18.5 million, respectively. Navios’ internal cash forecast indicates that it will generate sufficient cash during 2007 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2007.

While internal forecasts indicate that existing cash balances and operating cash flow will be sufficient to service the existing indebtedness, Navios continues to review its cash flow and financing options with a view toward increasing working capital.

Concentration of Credit Risk

Concentrations of credit risk with respect to accounts receivables are limited due to Navios’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios’ trade receivables. For the three months ended March 31, 2007, one customer from the vessels operations segment accounted for approximately 15.7% of Navios revenue, while for the year ended December 31, 2006, two customers from the vessel operations segment accounted for approximately 10.0% and 12.3% each of Navios’ revenue, respectively.

Effects of Inflation

Navios does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. Inflation has a moderate impact on operating expenses, dry docking expenses and corporate overhead.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for charter-in vessels are treated as operating leases for accounting purposes. Navios is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios’ non-cancelable operating leases are disclosed in Navios’ March 31, 2007 unaudited Interim Consolidated Financial Statements. As of both March 31, 2007 and December 31, 2006, Navios was contingently liable for letters of guarantee and letters of credit amounting to $0.5 million issued by various banks in favor of various organizations. These are collateralized by cash deposits which are included as a component of restricted cash. Navios issued guarantees to third parties totaling $2.6 million and $3.7 million at March 31, 2007 and December 31, 2006, respectively, pursuant to which Navios irrevocably and unconditionally guarantees its subsidiaries obligations under the dry bulk shipping FFAs. The guarantees remain in effect for a period of six months following the last trade date, which was March 20, 2007.

Contractual Obligations as at March 31, 2007:

	March 31, 2007
	Payment due by period (Millions of U.S. Dollars)
	Total	1-3 years	3-5 years	More than 5 years
Long-term debt (includes current portion)(1)	$632.6	$39.1	$63.7	$529.8
Operating Lease Obligations (Time Charters)(2)	666.0	226.9	144.7	294.4
Rent Obligations(3)	7.2	2.6	1.4	3.2

(1)	The amount identified represents principal due as of March 31, 2007 and does not include interest costs associated with it, which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 0.65% to 1.20% per annum.
(2)	The effect of the exercise of the options is reflected in the reduction of operating lease obligations as of March 31, 2007.
(3)	Reflects leases, net of subleases.

The international dry bulk shipping industry

The information and data in this section relating to the international dry bulk shipping industry has been provided by Drewry Shipping Consultants Ltd., or Drewry, and is taken from Drewry’s databases and other sources available in the public domain. Drewry has advised us that it accurately describes the international dry bulk shipping industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented. Drewry’s methodologies for collecting information and data, and therefore the information discussed in this section, may differ from those of other sources, and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the dry bulk shipping industry.

Industry Overview

The marine industry provides the only practicable and cost-effective means of transporting large volumes of basic commodities and finished products over long distances. In 2006, approximately 2.8 billion tons of dry bulk cargo was transported by sea, comprising more than one-third of all international seaborne trade. The breakdown of all seaborne trade by main commodity type is shown below.

World Seaborne Trade — 2006*

	Tons (Millions)	% Total Seaborne Trade
All Cargo
Dry Cargo	4,508	55.4
Liquid Cargo	3,627	44.6
Total	8,135	100.0
Dry Cargo
Dry Bulk	2,765	34.0
Major Bulks	1,681	20.7
Coal	699	8.6
Iron Ore	723	8.9
Grain	262	3.2
Minor Bulks	1,081	13.3
Container Cargo	1,170	14.4
Non Container/General Cargo	573	7.0
Total	4,508	55.4

=* Provisional
Source: Drewry

Dry bulk cargoes consist primarily of the major and minor bulk commodities. The following is an overview, categorized by cargo type, of the primary trade routes and principal vessel sizes used for shipments of the major (coal, iron, ore and grain) and minor bulk cargoes:

•	Coal. There are two principal types of coal: steam (or thermal) coal and coking (or metallurgical) coal. The main exporters of coal are Australia, South Africa, Indonesia, United States, Colombia, Canada, and China. The main importers of coal are Europe, Japan, South Korea, Taiwan, China, India, and the Middle East. The coking coal market is closely linked to demand from integrated steel makers who use coking coal in blast furnaces to make pig iron which, in turn, is converted into steel. Steam coal is mainly used in the production of electricity, and the transportation of steam coal is the backbone of the Capesize and Panamax markets. Increases in steam coal demand have been significant, as both developed and developing nations require increasing amounts of electric power.

•	Iron Ore. Until the start of the 1990s, when it was overtaken by the combined steam and coking coal sectors, iron ore was the largest dry bulk trade. It remains, however, the primary employer of the largest ships in the dry bulk fleet. Used principally as the primary raw material in steel making, iron ore imports are dominated by Europe, Japan, China, South Korea, and the United States. The primary exporters of iron ore are Brazil, Australia and India. Other significant exporters include Canada, Sweden, South Africa, Venezuela, Mauritania, Peru and Chile.

•	Grain. The principal exporters of grain are Canada, United States, Europe, Australia, and South America. The principal importers are Japan, South Korea, China, South East Asia, the Middle East, North Africa, and Europe. Grain production is subject to both growing conditions and natural disasters which affect crop yields and demand patterns.

•	Minor Bulk Cargoes. Minor bulk cargoes include steel products, forest products, agricultural products, bauxite and alumina, phosphates, petcoke, cement, sugar, salt, minerals, scrap metal, and pig iron. Minor dry bulk cargoes are not a major component of Capesize or Panamax carrier demand, although Panamax vessels also transport cargoes such as bauxite, phosphate rock, sulphur, some fertilizers, various other ores and minerals and a few agribulks.

Demand for Dry Bulk Vessels

The dry bulk trade is influenced by the underlying demand for the dry bulk commodities which, in turn, is influenced by the level of worldwide economic activity. Generally, growth in gross domestic product, or GDP, and industrial production correlate with peaks in demand for seaborne transportation. The following chart demonstrates a steady increase in world dry cargo trade since 2000.

Dry Bulk Trade Development

(Million tons)

P=provisional
Source: Drewry

Moreover, the dry bulk shipping market over the last two years has displayed strong industry fundamentals, driven primarily by:

•	Economic growth and urbanization in China, Russia, Brazil, India, and the Far East, with attendant increases in steel production, power generation, and grain consumption, leading to greater demand for dry bulk shipping;

•	Inefficient transportation bottlenecks due to long-term under-investment in global transportation infrastructure and high demand for dry bulk commodities; and

•	Limited capacity of shipyards due to the orderbook for tankers, dry bulk carriers and container ships.

Historically, certain economies have acted from time to time as the ‘‘locomotive’’ of the dry bulk carrier market. In the 1990s, Japan acted as the locomotive with demand for seaborne trade correlating with Japanese industrial production. Currently, China is the main driving force behind the increase in seaborne dry bulk trades and the demand for dry bulk carriers. Chinese imports of coal, iron ore, and, more recently, steel products (China used to be an exporter but, due to its own high demand, now needs to import steel products) have also increased sharply in the last five years, thereby creating additional demand for dry bulk carriers. Management expects India, with its large population, economic growth and urbanization to sustain this trend of greater demand for dry bulk shipping.

Globally, total seaborne trade in all dry bulk commodities increased from 2.14 billion tons in 2001 to 2.8 billion tons in 2006, representing an increase of 29%, as shown by the following table.

Drybulk Carrier Seaborne Trade

Metric Tons (millions)	2001	2002	2003	2004	2005	2006P
Coal	565	570	619	650	675	699
Iron Ore	452	484	524	587	660	723
Grain	235	245	240	248	253	262
Minor Bulks	890	920	957	1,002	1,041	1,081
Total	2,142	2,219	2,340	2,487	2,629	2,765

Ton Miles (billions)	2001	2002	2003	2004	2005	2006P
Coal	2,532	2,531	2,852	3,319	3,565	3,707
Iron Ore	2,580	2,741	3,050	3,463	3,905	4,250
Grain	1,319	1,218	1,251	1,277	1,301	1,347
Minor Bulks	3,292	3,481	3,610	3,831	3,992	4,238
Total	9,723	9,971	10,763	11,890	12,763	13,542

Annual Growth Rates	2001	2002	2003	2004	2005	2006P
Metric Tons	1.6%	3.6%	5.5%	6.3%	5.7%	5.1%
Ton Miles	1.2%	2.6%	7.9%	10.5%	7.3%	6.1%

P = Provisional
Source: Drewry

Another industry measure of vessel demand is ton-miles, which is calculated by multiplying the volume of cargo moved on each route by the distance of such voyage. Between 2001 and 2006, ton-mile demand in the dry bulk sector increased by 39%, to 13,542 billion ton-miles.

Supply of Dry Bulk Vessels

The global dry bulk carrier fleet is divided into four categories, based on a vessel’s carrying capacity. These categories consist of:

•	Capesize. These vessels, which are over 100,000 dwt, are the largest size of dry bulk carriers. Capesize vessels typically carry relatively low value cargoes for which large cargo lot sizes are of primary importance. Consequently, Capesize vessels are mainly used to transport iron ore or coal and, to a lesser extent, grains, primarily on long-haul routes. These vessels are not capable of traversing the Panama Canal due to their size and, therefore, lack the flexibility of smaller vessels.

•	Panamax. These vessels range in size from 60-100,000 dwt and are designed with the maximum width that will allow them to travel fully-loaded through the Panama Canal. They are also often engaged in many major international trade routes that do not involve transit through the Panama Canal. Panamax bulk carriers are mainly used to transport major bulk cargoes, such as coal and grain and, to a lesser degree, iron ore, as well as a number of minor bulk cargoes, such as bauxite, petroleum coke, some fertilizers and fertilizer raw materials, and various minerals.

•	Handymax and Ultra-Handymax. Vessels in this category range in size from 30,000 to 60,000 dwt and are often equipped with cargo loading and unloading gear, such as cranes, which makes them well suited to call at ports that either are not equipped with gear for loading or discharging of cargo or have draft restrictions. These vessels can trade on worldwide routes carrying a variety of major and minor bulk cargoes.

•	Handysize. Vessels in this sector are the smallest (under 30,000 dwt) and carry finished products and minor bulk cargoes, although, increasingly, vessels in this sector are now more limited to trading regionally and in coastal waters.

The supply of dry bulk shipping capacity, measured by the amount of suitable vessel tonnage available to carry cargo, is determined by the size of the existing worldwide dry bulk fleet, the number of new vessels on order, the scrapping of older vessels, and the number of vessels out of active service (i.e., laid up or otherwise not available for hire). In addition to prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping, and laying-up include newbuilding prices, second-hand vessel values in relation to scrap prices, costs of bunkers and other voyage expenses, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleets in the market, and government and industry regulation of maritime transportation practices.

The supply of dry bulk vessels is not only a result of the number of ships in service, but also the operating efficiency of the fleet. For example, during times of very heavy commodity demand, bottlenecks develop in the form of port congestion, which absorbs fleet capacity through delays in loading and discharging of cargo. A particularly extreme example occurred during the steam coal demand boom in 1980, when enormous queues developed at the main coal loading ports in the United States and Australia. In recent years a similar situation has developed in Australia where port delays at the main exporting terminals have reduced fleet supply.

In April 2007, the world fleet of drybulk carriers consisted of 6,509 vessels, totaling almost 375 million dwt in capacity. The average age of drybulk carriers in service is approximately 15 years. It should be noted, however, that these figures are based on pure drybulk carriers, and exclude a small number of combinations carriers.

The following tables present the world dry bulk carrier fleet and orderbook by size category as of April 2007.

Dry Bulk Carrier Fleet — April 2007

Size Category	Deadweight Tons	Number of Vessels	% of Total Fleet (number)	Total Capacity (million dwt)	% of Total Fleet (dwt)
Capesize	100,000 <	720	11.1	123.2	32.9
Panamax	60,000 - 99,999	1,425	21.9	103.8	27.7
Handymax	30,000 - 59,999	2,447	37.6	105.3	28.1
Handysize	10,000 - 29,999	1,917	29.5	43.4	11.6
Total		6,509	100.0%	374.8	100.0%

Source: Drewry

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of April 2007, the global dry bulk orderbook amounted to 110.0 million dwt, or 29.3% of the existing dry bulk fleet, with most vessels on the orderbook scheduled for delivery within 36 months.

Dry Bulk Carrier Orderbook — April 2007

Size Category	Deadweight Tons	Number of Vessels	% of Fleet (number)	Total Capacity (million dwt)	% of Fleet (dwt)
Capesize	100,000 <	269	37.4	52.4	42.8
Panamax	60,000 - 99,999	315	22.1	25.5	24.6
Handymax	30,000 - 59,999	629	25.6	29.8	28.3
Handysize	10,000 - 29,999	106	5.5	2.3	5.3
Total		1,319	20.2%	110.0	29.3%

Source: Drewry

Dry Bulk Carrier Age Profile — April 2007

Source: Drewry

The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The following table illustrates the scrapping rates of dry bulk carriers for the periods indicated.

Dry Bulk Carrier Scrapping

	2000	2001	2002	2003	2004	2005	2006
Capesize – (Mdwt)*	0.6	0.5	1.0	0.3	0.1	0.1	0.3
Panamax – (Mdwt)*	0.7	1.9	1.2	0.5	0.1	0.2	0.5
Handymax – (Mdwt)*	1.5	1.5	0.9	1.1	0.0	0.2	0.4
Handysize – (Mdwt)*	1.2	1.4	1.6	0.6	0.1	0.1	0.4
Total Fleet (Mdwt)*	3.8	5.2	4.7	2.4	0.3	0.7	1.6

* Total fleet — end period
Source: Drewry

Charter Market

Dry bulk carriers are employed in the market through a number of different chartering options. The general terms typically found in these types of contracts are described below.

•	Bareboat Charter. A bareboat charter involves the use of a vessel usually over longer periods of time ranging over several years. In this case, all voyage related costs, mainly vessel fuel and port dues, as well as all vessel-operating expenses, such as day-today operations, maintenance, crewing, and insurance, are for the charterer’s account. The owner of the vessel receives monthly charter hire payments on a U.S. Dollar per diem basis and is responsible only for the payment of capital costs related to the vessel.

•	Time Charter. A time charter involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as a trip charter. The charterer pays all voyage-related costs. The owner of the vessel receives semi-monthly charter hire payments on a U.S. Dollar per diem basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

•	Voyage Charter. A voyage charter involves the carriage of a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. Most of these charters are of a single voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tonnage of cargo loaded on board by the agreed upon freight rate expressed on a U.S. Dollar per ton basis. The owner is responsible for the payment of all voyage and operating expenses, as well as the capital costs of the vessel.

•	Contract of Affreightment. A contract of affreightment, or CoA, relates to the carriage of multiple cargoes over the same route and enables the CoA holder to nominate different ships to perform the individual voyages. Essentially, it constitutes a series of voyage charters to carry a specified amount of cargo during the term of the CoA, which usually spans a number of years. All of the ship’s operating expenses, voyage expenses, and capital costs are borne by the ship owner. Freight normally is agreed on a U.S. Dollar per ton basis.

•	Spot Charter. Spot chartering activity involves chartering either on a single voyage or a trip charter.

Charter Rates

Charter (or hire) rates paid for dry bulk carriers are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases with these changes in the vessel supply-demand imbalance, creating a pattern of rate ‘‘peaks’’ and ‘‘troughs.’’ In 2003 and 2004, rates for all sizes of dry bulk carriers strengthened to their highest levels ever. The most crucial driver of this upsurge in charter rates was the high level of demand for raw materials imported by China. Since then, rates have remained at comparatively high levels but have been volatile.

In the time charter market, rates vary depending on the length of the charter period as well as ship specific factors, such as age, speed, and fuel consumption. Generally, short-term time charter rates are higher than long-term charter rates. The market benchmark tends to be a 12-month time charter rate, based on a modern vessel. The following chart shows one year time charter rates for Handysize, Handymax, Panamax and Capesize dry bulk carriers between 1996 and the first quarter of 2007.

Time Charter Rates
(U.S. Dollars per day)

Source: Drewry

In the voyage charter market, rates are influenced by cargo size, commodity, port dues, and canal transit fees, as well as delivery and redelivery regions. In general, larger cargo size is quoted at a lower per ton rate than a smaller cargo size. Routes with costly ports or canals command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargoes or a discharge port within a region with ports where vessels load cargoes would also be quoted at lower rates. These voyages increase vessel utilization by reducing the unloaded portion (or ballast leg) that was included in the calculations of the previous charter back to the loading area.

The Baltic Exchange, an independent organization comprised of shipbrokers, shipping companies, and other shipping players, provides daily independent shipping market information and has created freight rate indices reflecting the average freight rates (that incorporate actual business concluded as well as daily assessments provided to the exchange by a panel of independent shipbrokers) for the major bulk carrier trading routes. These indices include the Baltic Panamax Index (BPI, the index with the longest history), and, more recently, the Baltic Capesize Index (BCI) and the Baltic Handymax Index (BHI).

Accompanying the recent surge in freight rates has been renewed interest in freight forward agreements, or FFAs. An FFA is a freight forward swap agreement between counterparties or entered into over an exchange, where the settlement price designated for a future period is derived from the Baltic Exchange indices. FFAs enable a market participant thereby manage their exposure to a fluctuating market.

Vessel Prices

The recent strength in each of the main shipping sectors has triggered an upsurge in newbuilding activity. In addition, newbuilding demand is also strong for Liquefied Natural Gas, or LNG, carriers, and other specialized vessels. This is significant because the near term availability of newbuilding berths for vessel delivery before the end of 2009 is scarce, which directly impacts the supply of new vessels to the market. Thus, the combination of shortage of berth space, rising demand for vessels, and rising raw material costs (especially the price of steel), has greatly increased newbuilding prices. The following chart indicates the change in newbuilding prices for dry bulk carriers for the period indicated.

Dry Bulk Carrier Newbuilding Prices
(U.S. Dollars Millions)

Source: Drewry

In the secondhand market, the steep increase in newbuilding prices and the strength in the charter market have also affected vessel prices. With vessel earnings running at relatively high levels and a limited availability of newbuilding berths, the ability to deliver a vessel early has resulted in increases in secondhand prices, especially for modern tonnage.

Dry Bulk Carrier Secondhand Prices
(U.S. Dollars Millions)

Source: Drewry

Tax considerations

The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a United States Holder and a Non-United States Holder, each as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, dealers in securities or currencies and investors whose functional currency is not the United States dollar) may be subject to special rules. This discussion deals only with holders who (i) purchase common stock in connection with this offering, (ii) own our common stock as a capital asset and (iii) own less than 10% of our common stock. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

Marshall Islands tax considerations

In the opinion of Reeder & Simpson P.C., Marshall Islands counsel, the following are the material Marshall Islands tax consequences of our activities to us and stockholders of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

United States federal income tax considerations

In the opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to United States Holders and Non-United States Holders, each as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. In addition, the discussion below is based, in part, on the description of our business as described herein and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States, other than the office Navios maintains in Norwalk, Connecticut, the activities of which are involved exclusively in the international operation of ships and which derive qualified income within the meaning of regulations under Section 883 of the Code. References in the following discussion to ‘‘we’’ and ‘‘us’’ are to Navios Maritime Holdings Inc. and its subsidiaries on a consolidated basis.

United States federal income taxation of our company

Taxation of operating income: in general

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation on its ‘‘shipping income’’ that is treated as derived from sources within the United States, to which we refer as ‘‘United States source shipping income.’’ For these purposes ‘‘shipping income’’ means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses. For tax purposes, ‘‘United States source shipping income’’ includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Shipping income attributable to transportation exclusively between non- United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

Shipping income attributable to transportation exclusively between United States ports will be considered to be 100% derived from United States sources. However, Navios does not engage in the transportation of cargo that produces 100% United States source income.

In the absence of exemption from tax under Section 883 of the Code, our gross United States source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of operating income from United States federal income taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our United States source shipping income if:

(1) we are organized in a foreign country (our ‘‘country of organization’’) that grants an ‘‘equivalent exemption’’ to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883; and

(2) either

(A) more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are ‘‘residents’’ of our country of organization or of another foreign country that grants an ‘‘equivalent exemption’’ to corporations organized in the United States, to which we refer as the ‘‘50% Ownership Test,’’ or

(B) our stock is ‘‘primarily and regularly traded on an established securities market’’ in our country of organization, in another country that grants an ‘‘equivalent exemption’’ to United States corporations, or in the United States, to which we refer as the ‘‘Publicly-Traded Test.’’

The Marshall Islands, Belgium, Luxembourg, Malta, and Panama, the jurisdictions where we and our ship-owning subsidiaries are incorporated, grant an ‘‘equivalent exemption’’ to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our United States source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test. Under the Section 883 regulations, any person who holds bearer shares in the chain of ownership between such person and a foreign corporation will be treated as a non-qualified shareholder with respect to its shares in such foreign corporation for purposes of the 50% Ownership Test.

The regulations under Code Section 883 provide, in pertinent part, that stock of a foreign corporation will be considered to be ‘‘primarily traded’’ on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, which is our sole class of issued and outstanding stock, is ‘‘primarily traded’’ on the New York Stock Exchange.

Under the regulations, our common stock will be considered to be ‘‘regularly traded’’ on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on the market, to which we refer as the ‘‘listing threshold.’’

It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe our common stock satisfies the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our common stock, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of our stock will not be considered to be ‘‘regularly traded’’ on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of our outstanding stock, to which we refer as the ‘‘5 Percent Override Rule.’’

For purposes of being able to determine the persons who actually or constructively own 5% or more of our stock, or ‘‘5% Stockholders,’’ the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the ‘‘SEC,’’ as having a 5% or more beneficial interest in our common stock. The regulations further provide that an investment company, which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if we can establish that among the closely-held group of 5% Stockholders, sufficient shares are owned by 5% Stockholders that are considered to be ‘‘qualified shareholders’’ for purposes of Code Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during the taxable year.

Before and after this offering, we believe that we will be able to satisfy the Publicly-Traded Test and will not be subject to the 5 Percent Override Rule, although we can give no assurance that this will continue to be the case. For example, after this offering, we expect that our 5% Stockholders, Angeliki Frangou and Neuberger Berman, LLC will own as much as 34.4% of our outstanding common stock, assuming the underwriters’ over-allotment option is not exercised. If other 5% Stockholders were, in combination with Ms. Frangou  and Neuberger Berman, LLC., to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year then we would be subject to the 5 Percent Override Rule.

Under the regulations, if we are subject to the 5 Percent Override Rule or the 50% Ownership Test, we would have to satisfy certain substantiation requirements regarding the identity of our stockholders in order to qualify for the Code Section 883 exemption. These requirements are onerous and there is no assurance that we would be able to satisfy them.

Taxation in the absence of Section 883 exemption

To the extent the benefits of Code Section 883 are unavailable, our United States source shipping income, to the extent not considered to be ‘‘effectively connected’’ with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being United States source shipping income, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime. For the 2005 and 2006 taxable years, we estimate that our maximum United States federal income tax liability would be immaterial if we were to be subject to the 4% gross basis tax regime.

To the extent the benefits of the Code Section 883 exemption are unavailable and our United States source shipping income is considered to be ‘‘effectively connected’’ with the conduct of a

United States trade or business, as described below, any such ‘‘effectively connected’’ United States source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% ‘‘branch profits’’ taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.

Our United States source shipping income would be considered ‘‘effectively connected’’ with the conduct of a United States trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of United States source shipping income; and

•	substantially all of our United States source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We have not had, and do not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis or, any bareboat charter income attributable to a fixed place of business in the United States. Based on the foregoing and on the expected mode of our shipping operations and other activities, none of our United States source shipping income currently is or in the future will be ‘‘effectively connected’’ with the conduct of a United States trade or business.

United States taxation of gain on sale of vessels

If we qualify for exemption from taxation under Section 883 in respect of the shipping income derived from the international operation of our vessels, as we believe we do, then gain from the sale of any such vessel should likewise be exempt from tax under Section 883. If, however, our shipping income from such vessels does not qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles, and such gain is not treated as effectively connected with the conduct of a trade or business in the United States. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. To the extent possible, we will attempt to structure any sale of a vessel by us so that it is considered to occur outside of the United States.

United States federal income taxation of United States Holders

As used herein, the term ‘‘United States Holder’’ means a beneficial owner of common stock that is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a United States Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under

United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as ‘‘passive category income’’ for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a ‘‘United States Non-Corporate Holder’’) will generally be treated as ‘‘qualified dividend income’’ that is taxable to such United States Non-Corporate Holder at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we have been, are or will be); (3) the United States Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States Non-Corporate Holder, although we believe that they will be so eligible. Any dividends out of earnings and profits we pay which are not eligible for these preferential rates will be taxed as ordinary income to a United States Non-Corporate Holder.

Special rules may apply to any ‘‘extraordinary dividend’’ — generally, a dividend in an amount which is equal to or in excess of 10 percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of common stock — paid by us. If we pay an ‘‘extraordinary dividend’’ on our common stock that is treated as ‘‘qualified dividend income,’’ then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, exchange or other disposition of common stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of United States Non-Corporate Holders are eligible for reduced rates of taxation. A United States Holder’s ability to deduct capital losses is subject to certain limitations.

Passive foreign investment company status and significant tax consequences

Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a ‘‘passive foreign investment company’’ for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a United States Holder if, for any taxable year in which such holder held our common stock, either

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute ‘‘passive income’’ unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. In addition, we have obtained an opinion from our counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. that, based upon our operations as described herein, our income from time charters should not be treated as passive income for purposes of determining whether we are a passive foreign investment company. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a ‘‘Qualified Electing Fund,’’ which election we refer to as a ‘‘QEF election.’’ As an alternative to making a QEF election, a United States Holder should be able to make a ‘‘mark-to-market’’ election with respect to our common stock, as discussed below.

Taxation of United States Holders making a timely QEF election

If a United States Holder makes a timely QEF election, which United States Holder we refer to as an ‘‘Electing Holder,’’ the Electing Holder must report each year for United States federal income tax purposes its pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing one copy of IRS Form 8621 with his United States federal income tax return. If we were to be treated as a passive foreign investment company for any taxable year, we would provide each United States Holder with all necessary information in order to make the qualified electing fund election described above.

Taxation of United States Holders making a ‘‘Mark-to-Market’’ election

Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our stock is treated as ‘‘marketable stock,’’ a United States Holder would be allowed to make a ‘‘mark-to-market’’ election with respect to our common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

Taxation of United States Holders not making a timely QEF or Mark-to-Market election

Finally, if we were to be treated as a passive foreign investment company for any taxable year, a United States Holder who does not make either a QEF election or a ‘‘mark-to-market’’ election for that year, whom we refer to as a ‘‘Non-Electing Holder,’’ would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock) and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock. If we are a passive foreign investment company and a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

United States federal income taxation of ‘‘Non-United States Holders’’

A beneficial owner of common stock (other than a partnership) that is not a United States Holder is referred to herein as a ‘‘Non-United States Holder.’’

Dividends on common stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, Exchange or other disposition of common stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•	the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, if you are a corporate Non-United States Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup withholding and information reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate United States Holder. Such payments or distributions may also be subject to backup withholding tax if you are a non-corporate United States Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-United States Holder and you sell your common stock to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-United States person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

Underwriting

J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint bookrunning managers of this offering and as representatives of the underwriters named below.

We and the underwriters named below have entered into an underwriting agreement covering the shares of common stock to be sold in this offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities Inc.	4,600,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	4,600,000
S. Goldman Advisors LLC	1,725,000
Dahlman Rose & Company	575,000
Total	11,500,000

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. If an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The underwriting agreement also provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors.

The underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession of up to $0.30 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.10 per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 1,725,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any additional shares of common stock are purchased pursuant to the over-allotment option, the underwriters will purchase such shares in approximately the same proportion as shown in the table above, and the underwriters will offer the additional shares on the same terms as those on which the initial shares are being offered.

The underwriting fee is equal to the public offering price per common share less the amount paid by the underwriters to us per common share. The underwriting fee is $0.50 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Without over-allotment exercise	With full over-allotment exercise
Per share	$0.50	$0.50
Total	$5,750,000	$6,612,500

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $750,000.

A prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations. The information on any such website is not part of this prospectus supplement or the accompanying prospectus.

During the period of 90 days from the date of this prospectus supplement, without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, we and each of our executive officers and directors have agreed, subject to certain exceptions, not to:

•	directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option with respect to, pledge, borrow or otherwise dispose of, or file with the SEC a registration statement under the Securities Act relating to, any of our common stock or any security convertible into, or exercisable or exchangeable for, our common stock, or make any announcement of any of the foregoing; or

•	establish or increase any ‘‘put equivalent position’’ or liquidate or decrease any ‘‘call equivalent position’’ (in each case within the meaning of Section 15 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) with respect to any of our common stock or any security convertible into, or exercisable or exchangeable for, our common stock; or

•	otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any of our common stock or any security convertible into, or exercisable or exchangeable for, our common stock, whether or not such transaction is to be settled by delivery of such common stock, other securities, cash or other consideration.

Notwithstanding the foregoing, we may, (a) issue shares upon the exercise of outstanding warrants, (b) grant options under our 2006 Stock Plan and (c) issue common stock or any security convertible into, or exercisable or exchangeable for, our common stock, during this restriction period solely as consideration to one or more sellers in connection with the acquisition of one or more vessels or vessel-owning businesses, provided, that in the case of (b) and (c) above, the person(s) to whom such options, common stock or other securities are issued, sold or otherwise transferred agree(s) to the foregoing restriction.

This restriction terminates after the close of trading of the shares of common stock on and including the 90 days after the date of this prospectus supplement. However, if (a) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of such 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, these imposed ‘‘lock-up’’ restrictions shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the material news or material event, unless J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, waive, in writing, the extension of such restrictions. J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, may, in their sole discretion and at any time or from time to time before the expiration of the lock-up period, without notice, release all or any portion of the securities subject to these agreements. There are no existing agreements between J.P. Morgan Securities Inc. or Merrill Lynch, Pierce, Fenner & Smith Incorporated and any person who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our shares of common stock are listed for trading on the NYSE under the symbol ‘‘NM’’.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of common stock than they are required to purchase in this offering, and purchasing common stock on the open market to cover positions created by short sales. Short sales may be ‘‘covered’’ shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be ‘‘naked’’ shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Exchange Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the shares of common stock, including the imposition of penalty bids. This means that if the representatives purchase shares of common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares of common stock as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of our common stock, or the possession, circulation or distribution of this prospectus supplement or the accompanying prospectus or any other material relating to us or the shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock offered by this prospectus supplement and the accompanying prospectus may not be offered or sold, directly or indirectly, and this prospectus supplement, the accompanying prospectus and any other offering material or advertisements in connection with the shares of our common stock may not be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Pursuant to a requirement by the National Association of Securities Dealers, Inc., or NASD, the maximum commission or discount to be received by any NASD member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by the offeror for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act of 1933, as amended.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and S. Goldman Advisors LLC acted as initial purchasers in connection with the December 2006 issuance of our senior notes, for which they received customary commissions. S. Goldman Advisors LLC acted as our financial advisor in our acquisition of Kleimar N.V. for which it received a customary advisory fee.

Selling Restrictions

United Kingdom

Each of the underwriters has represented and agreed that:

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended) (FSMA) received by it in connection with the issue or sale of the common stock or in circumstances in which section 21 of FSMA does not apply to Navios; and it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’) an offer to the public of the common stock may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

1.    to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

2.    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

3.    by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer, or

4.    in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the common stock shall result in a requirement for the publication by Navios or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of common stock to the public’’ in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe for the common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression ‘‘Prospectus Directive’’ means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Federal Republic of Germany

The underwriters have agreed to comply with the following selling restrictions applicable to the Federal Republic of Germany.

The underwriters have agreed that they shall not offer or sell the common stock in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz), the German Investment Act (Investmentgesetz), respectively, and any other laws and regulations applicable in the Federal Republic of Germany governing the issue, the offering and the sale of securities.

The common stock may neither be nor intended to be distributed by way of public offering, public advertisement or in a similar manner within the meaning of sections 2Nr. 4, 3 (1) of the German Securities Prospectus Act (Wertpapierprospektgesetz), section 8f (1) of the German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz) and sections 1, 2 (11), 101 (1) and (2) of the German Investment Act (Investmentgesetz) nor shall the distribution of this prospectus or any other document relating to the common stock constitute such public offer.

The distribution of the common stock has not been notified and the common stock is not registered or authorized for public distribution in the Federal Republic of Germany under the German Securities Prospectus Act (Wertpapierprospektgesetz) or the German Investment Act (Investmentgesetz). Accordingly, this prospectus has not been filed or deposited with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht — BaFin).

Prospective German investors in the common stock are urged to seek independent tax advice and to consult their professional advisors as to the legal and tax consequences that may arise from the application of the German Investment Tax Act (Investmentsteuergesetz) to the common stock and neither we nor the underwriters accept any responsibility in respect of the German tax position of the common stock.

Hong Kong

Our common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to ‘‘professional investors’’ within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a ‘‘prospectus’’ within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common stock which is or is intended to be disposed of only to persons outside Hong Kong or only to ‘‘professional investors’’ within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (or, the ‘‘SFA’’), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our common stock is subscribed for or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer or (iii) by operation of law.

Japan

Our common stock has not been and will not be registered under the Securities and Exchange Law of Japan (or, the ‘‘Securities and Exchange Law’’) and each underwriter has agreed that it will not offer or sell any of our common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

Our common stock may be offered in Switzerland on the basis only of a non-public offering. This prospectus supplement does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the SWX Swiss Exchange. Our common stock may not be offered or distributed on a professional basis in, into or from Switzerland and neither this prospectus supplement nor any other offering material relating to our common stock may be publicly issued in connection with any such offer or distribution. Our common stock has not been and will not be approved by any Swiss regulatory authority. In particular, our common stock is not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Federal Act on Collective Investment Schemes.

Italy

The offering of our common stock has not been registered with the Commissione Nazionale per le Societäe la Borsa (‘‘CONSOB’’), in accordance with Italian securities legislation. Accordingly, the shares may not be offered, sold or delivered, and copies of this prospectus supplement or any other document relating to the shares may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of July 1, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of February 24, 1998 (the ‘‘Finance Law’’) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of May 14, 1999, as amended (the ‘‘Issuers Regulation’’) applies, including those provided for under Art. 100 of the

Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale or delivery of the shares or distribution of copies of this prospectus supplement or any other document relating to the shares in Italy must (i) be made in accordance with all applicable Italian laws and regulations, (ii) be made in compliance with Article 129 of Legislative Decree no. 385 of September 1, 1993, as amended (the ‘‘Banking Law Consolidated Act’’) and the implementing guidelines of the Bank of Italy (Istruzioni di Vigilanza per le banche) pursuant to which the issue, trading or placement of securities in the Republic of Italy is subject to prior notification to the Bank of Italy, unless an exemption applies depending, inter alia, on the amount of the issue and the characteristics of the securities, (iii) be conducted in accordance with any relevant limitations or procedural requirements the Bank of Italy or CONSOB may impose upon the offer or sale of the securities and (iv) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Financial Laws Consolidated Act and the relevant implementing regulations; or by (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with every applicable law and regulation.

Ireland

Each underwriter has agreed that it will not underwrite the issue of, or place the common stock, otherwise than in conformity than with the provisions of the Irish Investment Intermediaries Act 1995 (as amended), including, without limitation, Sections 9 and 23 thereof and any codes of conduct rules made under Section 37 thereof and the provisions of the Investor Compensation Act 1998.

Australia

This document does not constitute a prospectus or other disclosure document under the Corporations Act 2001 (Cth) (the ‘‘Corporations Act’’) and does not include the information required for a disclosure document under the Corporations Act. This document has not been lodged with the Australian Securities and Investments Commission (‘‘ASIC’’) and no steps have been taken to lodge it with ASIC. Any offer in Australia of the common stock under this prospectus supplement may only be made to persons who come within one of the categories set out in sections 708(8), 708(10), 708(11) of the Corporations Act, or otherwise pursuant to one or more exemptions in section 708 of the Corporations Act so that it is lawful to offer the common stock without disclosure to investors under Part 6D.2 of the Corporations Act (collectively referred to as ‘‘Sophisticated and Professional Investors’’).

As no formal disclosure document (such as a prospectus) will be lodged with ASIC, the common stock will only be offered and issued in Australia to one of the categories of Sophisticated or Professional Investors. If a person to whom common stock are issued (called an ‘‘Investor’’) on-sells the common stock in Australia within 12 months from their issue, the Investor may need to lodge a prospectus with ASIC unless that sale is to another Sophisticated or Professional Investor or otherwise in reliance on a prospectus disclosure exemption under the Corporations Act. Any person acquiring common stock should observe such Australian on-sale restrictions.

Legal matters

The validity of the common stock and certain other matters relating to Marshall Islands law will be passed upon for us by Reeder & Simpson P.C., Marshall Islands counsel. Certain legal matters relating to the United States will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

Experts

The consolidated financial statements of Navios Maritime Holdings Inc. incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2006, have been so incorporated in reliance on the reports of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The discussions contained in the section of this prospectus supplement entitled ‘‘The International dry bulk shipping industry’’ has been reviewed by Drewry, which has confirmed to us that they accurately describe the international dry bulk shipping industry, subject to the reliability of the data supporting the statistical and graphical information presented in this prospectus supplement.

The statistical and graphical information we use in this prospectus supplement has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

Incorporation by reference

The SEC allows us to ‘‘incorporate by reference’’ the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and information we file later with the SEC will automatically update and supersede this information. The documents we are incorporating by reference as of their respective dates of filing are:

•	Our Annual Report on Form 20-F for the year ended December 31, 2006, filed on March 27, 2007;

•	Our Current Report on Form 6-K filed on April 13, 2007;

•	Our Current Report on Form 6-K filed on April 18, 2007;

•	Our Current Report on Form 6-K filed May 16, 2007;

•	Our Current Report on Form 6-K filed on May 17, 2007; and

•	The description of our common stock contained in our Form 8-A filed on February 14, 2007.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the SEC and certain reports on Form 6-K that we furnish to the SEC after the date of this prospectus supplement (if they state that they are incorporated by reference into the registration statement of which this prospectus supplement and accompanying prospectus forms a part) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus supplement has been terminated.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus supplement, in the accompanying prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting:

Vasiliki (Villy) Papaefthymiou
Secretary
Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus, Greece 185 38
Telephone: (011) +30-210-4595000

Glossary of shipping terms

Following are definitions of shipping terms used in this prospectus supplement.

Annual Survey — The inspection of a vessel by a classification society, on behalf of the country whose flag such vessel flies, that takes place every year.

Available Days — For any period, the total number of days the vessels were controlled by the company less the aggregate number of days that the vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

Bareboat Charter — A charter of a ship under which the shipowner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for the voyage expenses and vessel operating expenses of the ship and for the management of the ship, including crewing.

Bunkers — Heavy fuel oil used to power a vessel’s engines.

Charter — The contract for hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

Charterer — The individual or company hiring a vessel.

Charterhire — A sum of money, which accrues on a daily basis, paid to the shipowner by a charterer for the use of a vessel.

Charterparty — A contract for a charter.

Classification Society — An independent organization which certifies that a vessel has been built and maintained in accordance with the rules of such organization and complies with the applicable rules and regulations of the country whose flag such vessel flies and the international conventions of which that country is a member.

Contract of Affreightment — ‘‘CoA’’ — A contract for the carriage of a specific type and quantity of cargo which will be carried in two or more shipments over an agreed period of time, typically for more than one year.

Deadweight Ton — ‘‘dwt’’ — A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in tons. A vessel’s dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Draft — Vertical distance between the waterline and the bottom of the vessel’s keel.

Drybulk — Non-liquid cargoes of commodities shipped in an unpackaged state.

Drybulk Carriers — Vessels that are specially designed and built to carry large volumes of drybulk cargo.

Drydocking — To remove a vessel from the water for inspection or repair of submerged parts.

Forward Freight Agreement — ‘‘FFAs’’ — A swap agreement covering a period generally ranging from one month to one year based on time charter rates or freight rates on specific quoted routes.

Fleet Utilization — Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

Gearing — On-board equipment used to load and unload vessels.

Handymax/Ultra-Handymax — A drybulk carrier of approximately 30,000 to 60,000 dwt in the shipping industry generally. The Ultra-Handymax vessels in Navios’ fleet range from approximately 50,000 to 55,000 dwt.

Hull — The shell or body of a vessel.

International Maritime Organization — ‘‘IMO’’ — A United Nations agency that issues international trade standards for shipping.

Intermediate Survey — The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each Special Survey for such vessel pursuant to the rules of international conventions and classification societies.

ISM Code — The International Management Code for the Safe Operation of Ships and for Pollution Prevention, as adopted by the IMO.

Newbuilding — A newly constructed vessel.

Off-Hire — The period in which a vessel is unable to perform the services for which it is immediately required under a time charter. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled.

OPA — The United States Oil Pollution Act of 1990 (as amended).

Operating Days — For any period, the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

Orderbook — A reference to currently placed orders for the construction of vessels (e.g., the Panamax orderbook).

Panamax — A drybulk carrier of approximately 60,000 to 100,000 dwt in the shipping industry generally, and of maximum length, depth and draft capable of passing fully loaded through the Panama Canal. The Panamax vessels in Navios’ fleet range from approximately 70,000 to 83,000 dwt.

Protection and Indemnity Insurance — Insurance obtained through a mutual association formed by shipowners to provide liability insurance protection from large financial loss to one member through contributions towards that loss by all members.

Scrapping — The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Short-Term Time Charter — A time charter which lasts not more than 12 months.

Sister Ship — Vessels of the same class and specification which were built by the same shipyard.

SOLAS — The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Special Survey — The inspection of a vessel by a classification society surveyor which takes place a minimum of every four years and a maximum of every five years; also called a Class Renewal Survey.

Spot Market — The market for immediate chartering of a vessel usually for single voyages.

Time Charter —  A charter under which the shipowner hires out a ship for a specified period of time. The shipowner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses. The shipowner is paid charterhire, which accrues on a daily basis.

Time Charter Equivalent Rate — TCE Rate — Voyage and time charter revenues plus gains or losses on FFA less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

Ton — 1,000 kilograms.

Ton-Mile — Quantity of cargo transported (measured in metric tons) multiplied by voyage distance, which is used as a measure of vessel demand.

Vessel Operating Expenses — The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs.

Voyage Charter — Contract for hire of a vessel under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both operating costs and voyage costs. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage Expenses — Expenses incurred in connection with a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance.

PROSPECTUS

NAVIOS MARITIME HOLDINGS INC.

$500,000,000

COMMON STOCK

PREFERRED STOCK

WARRANTS

DEBT SECURITIES

We may, from time to time, issue up to $500,000,000 aggregate principal amount of common stock, preferred stock, warrants and/or debt securities. We will specify in an accompanying prospectus supplement the terms of the securities. We may sell these securities to or through underwriters and also to other purchasers or through agents. We will set forth the names of any underwriters or agents in the accompanying prospectus supplement.

Our common stock is quoted on the New York Stock Exchange under the symbol ‘‘NM.’’ On April 12, 2007, the last reported sale price of our common stock was $7.83 per share. Our warrants are quoted on the New York Stock Exchange under the symbol ‘‘NM WS’’. On April 12, 2007, the last reported sale price of our warrants was $2.83 per share. As of February 22, 2007, our common stock and warrants no longer trade as a unit. Prior to February 22, 2007, our common stock and warrants, as well as our units were trading on the Nasdaq Global Market. Unit holders must break the unit into its constituent parts in order to trade the common stock and/or warrants on the NYSE.

Investing in our securities involves risks.
See ‘‘Risk Factors’’ on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless it is accompanied by a prospectus supplement.

THE DATE OF THIS PROSPECTUS IS APRIL 13, 2007.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a ‘‘shelf’’ registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of U.S.$500,000,000. We have provided to you in this prospectus a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. In any applicable prospectus supplements, we may add to, update or change any of the information contained in this prospectus.

RISK FACTORS

The following factors should be considered carefully in evaluating whether to purchase our securities. These factors should be considered in conjunction with any other information included or incorporated by reference herein, or which may be provided supplementally with this prospectus, including in conjunction with forward-looking statements made herein. See ‘‘Where You Can Find Additional Information’’ on page 32.

RISKS RELATED TO OUR BUSINESS

Risks Relating to Our Debt

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the notes.

As of December 31, 2006, we had $570.1 million in aggregate principal amount of debt outstanding. We may also increase the amount of our indebtedness in the future. We also have $120.0 million of credit available to us under our existing secured credit facility.

Our substantial debt could have important consequences to holders of our common stock. Because of our substantial debt:

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes and our ability to satisfy our obligations with respect to our debt may be impaired in the future;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•	we will be exposed to the risk of increased interest rates because our borrowings under our senior secured credit facility will be at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

•	we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates and that, as a result, we may be better positioned to withstand economic downturns;

•	our ability to refinance indebtedness may be limited or the associated costs may increase; and

•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business.

Despite our current indebtedness levels, we and our subsidiaries may be able to incur substantially more debt, including secured debt. This could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing our 9.5% senior notes due 2014, or the senior notes do not fully prohibit us or our subsidiaries from doing so. As of December 31, 2006, we had $570.1 million in aggregate principal amount of debt outstanding, of which $270.1 was secured. We also may incur new indebtedness in connection with our exercise of purchase options on vessels. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all our debt obligations, including the repayment of the notes.

The agreements and instruments governing our debt will contain restrictions and limitations that could significantly impact our ability to operate our business.

Our secured credit facility and our indenture impose certain operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	make investments;

•	engage in mergers and acquisitions;

•	pay dividends or redeem capital stock;

•	make capital expenditures;

•	engage in certain FFA trading activities;

•	change the management of our vessels or terminate the management agreements we have, relating to each vessel;

•	enter into long-term charter arrangements without the consent of the lender; and

•	sell any of our vessels.

Therefore, we will need to seek permission from our lenders in order to engage in some corporate and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Our lenders’ interests may be different from our interests or those of our holders of common stock, and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may prevent us from taking actions that are in our or our stockholders best interests. Any future credit agreements may include similar or more restrictive restrictions.

Our ability to generate the significant amount of cash needed to pay interest and principal and otherwise service our debt and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

Our ability to make scheduled payments on, or to refinance our obligations under, our debt, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond our control.

We will use cash to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital, capital expenditures, vessel acquisitions and other purposes. As a result of these obligations, our current liabilities may exceed our current assets. We may need to take on additional debt as we expand our fleet, which could increase our ratio of debt to equity. The need to service our debt may limit funds available for other purposes and our inability to service debt in the future could lead to acceleration of our debt and foreclosure on our owned vessels.

We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing our outstanding notes.

The indenture governing our senior notes and our senior secured credit facility contain certain change of control provisions. If we experience specified changes of control under our senior notes, we would be required to make an offer to repurchase all of our outstanding notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control will constitute a default under our senior secured credit facility. In the event of a change of control, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under our senior credit facility and the senior notes, including but limited, to repay all indebtedness outstanding under our senior secured credit facility and any of our other indebtedness that contains similar provisions in order to repurchase the senior notes.

An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability.

Our debt under our secured credit facility bears interest at variable rates. We may also incur indebtedness in the future with variable interest rates. As a result, an increase in market interest rates would increase the cost of servicing our debt and could materially reduce our profitability and cash flows. The impact of such an increase would be more significant for us than it would be for some other companies because of our substantial debt.

Risks Associated with the Shipping Industry and Our Operations

The cyclical nature of the international dry bulk shipping industry may lead to decreases in charter rates, which may adversely affect our results of operations and financial condition.

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. At various times from 2004 to date, charter rates for the international dry bulk shipping industry reached historic highs but may not be as high in the future. For example during the period from January 4, 2005 to December 31, 2006, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $10,162 and a high of $40,842. Navios anticipates that the future demand for its drybulk carriers and drybulk charter rates will be dependent upon continued demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand, and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase, and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could decrease demand and growth in the shipping industry and thereby reduce revenue significantly. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our results of operations and financial condition. The demand for vessels, in general, has been influenced by, among other factors:

•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures;

•	weather and crop yields;

•	armed conflicts and terrorist activities;

•	political developments; and

•	embargoes and strikes.

In addition, when our time charters expire we may not be able to replace them promptly or with profitable charters or at all. Failure to obtain replacement charters could materially adversely affect our results of operations and financial condition.

An economic slowdown in the Asia Pacific region could reduce demand for shipping services and decrease shipping rates, which would adversely affect our results of operations and financial condition.

Currently, China, Japan, other Pacific Asian economies and India are the main driving force behind the increase in seaborne dry bulk trades and the demand for dry bulk carriers. Demand from such economies has driven increased rates and vessel values. Conversely, a negative change in economic conditions in any Asian Pacific country, but particularly in China or Japan, as well as India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and the resultant charter rates. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. We cannot assure that such growth will be sustained or that the Chinese economy will not experience a material decline from current levels in the future. Our financial condition and results of operations, as well as our future prospects, would likely be adversely affected by an economic downturn in any of these countries as such downturn would likely translate into reduced demand for shipping services and lower shipping rates industry wide. As a result, our operating results would be materially affected.

The market values of our vessels, which are at historically high levels, may decrease, which could cause us to breach covenants in our credit facilities and result in the foreclosure on our mortgaged vessels.

Factors that influence vessel values include:

•	number of newbuilding deliveries;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global dry bulk commodity supply;

•	types and sizes of vessels;

•	development of and increase in use of other modes of transportation;

•	cost of vessel newbuildings;

•	governmental or other regulations; and

•	prevailing level of charter rates.

If the market values of our owned vessels decrease, we may breach covenants contained in the financing agreements relating to our indebtedness, including the minimum net worth, solvency and current ratio covenants in our senior secured credit facility. If we breach such covenants and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and therefore service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss.

We may employ vessels on the spot market and thus expose ourselves to risk of losses based on short-term decreases in shipping rates.

We periodically employ our vessels on a spot basis. The spot charter market is highly competitive and freight rates within this market are highly volatile, while longer-term time charters provide income at pre-determined rates over more extended periods of time. We cannot assure you that we will be successful in keeping our vessels fully employed in these short-term markets, or that future spot rates will be sufficient to enable such vessels to be operated profitably. A significant decrease in spot market charter rates or our inability to fully employ our vessels by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and adversely affect results of operations, including our profitability and cash flows, with the result that our ability to pay debt service and dividends could be impaired.

Trading and complementary hedging activities in freight, tonnage and Forward Freight Agreements (FFAs) subject us to trading risks and we may suffer trading losses which could adversely affect our financial condition and results of operations.

Due to dry bulk shipping market volatility, success in this shipping industry requires constant adjustment of the balance between chartering-out vessels for long periods of time and trading them on a spot basis. A long-term contract to charter a vessel might lock us into a profitable or unprofitable situation depending on the direction of freight rates over the term of the contract. We seek to manage and mitigate that risk through trading and complementary hedging activities in freight, tonnage and forward freight agreements, or FFAs. We are exposed to market risk in relation to our FFAs and could suffer substantial losses from these activities in the event that our expectations are incorrect. We trade FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short term fluctuations in market prices. There can be no assurance that we will be able at all times to successfully protect ourselves from volatility in the shipping market. We may not successfully mitigate our risks, leaving us exposed to unprofitable contracts and may suffer trading losses resulting from these hedging activities.

In our hedging and trading activities, we focus on short-term trading opportunities where there is adequate liquidity in order to seek to limit the risk we are taking. There can be no assurance we will be successful in limiting our risk, that significant price spikes will not result in significant losses, even on short-term trades, that liquidity will be available for our positions, or that all trades will be done within our risk management policies. Any such risk could be significant. In addition, the performance of our trading activities can significantly increase the variability of our operating performance in any given period and could materially adversely affect our financial condition. The FFA market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings.

We are subject to certain credit risks with respect to our counterparties on contracts and failure of such counterparties to meet their obligations could cause us to suffer losses on such contracts decreasing revenues.

We charter-out our vessels to other parties, who pay us a daily rate of hire. We also enter into Contracts of Affreightment (COAs) pursuant to which we agree to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Additionally, we enter into FFAs, which are traded over the counter. We also enter into spot market voyage contracts, where we are paid a rate per ton to carry a specified cargo on a specified route. The FFAs and these contracts and arrangements subject us to counterparty credit risks at various levels. If the counterparties fail to meet their obligations, we could suffer losses on such contracts which could materially adversely affect our financial condition and results of operations. In addition, after a charterer defaults on a time charter, we would have to enter into charters at lower rates. It is also possible that we would be unable to secure a charter at all. If we re-charter the vessel at lower rates, our financial condition and results of operations could be materially adversely affected.

On November 30, 2006, we received notification that one of our FFA trading counterparties filed for bankruptcy in Canada. Our exposure to such counterparty as of December 31, 2006, was approximately $7.7 million. While the recovery we may obtain in any liquidation proceeding can not be presently estimated, based on management’s current expectations and assumptions we have provided for $5.4 million in our 2006 financial statements. However, we do not believe this will have a material impact on our liquidity, or on our ability to make payments for principal and interest or otherwise service our debt.

We are subject to certain operating risks, including vessel breakdowns or accidents that could result in a loss of revenue from the affected vessels, which in turn could have an adverse effect on our results of operations or financial condition.

Our exposure to operating risks of vessel breakdown and accidents mainly arises in the context of our owned vessels. The rest of our core fleet is chartered-in under time charters and, as a result, most operating risks relating to these time chartered vessels remain with their owners. If we pay hire on a chartered-in vessel at a lower rate than the rate of hire it receives from a sub-charterer to whom we have chartered out the vessel, a breakdown or loss of the vessel due to an operating risk suffered by the owner will, in all likelihood, result in our loss of the positive spread between the two rates of hire. Although we maintain insurance policies (subject to deductibles and exclusions) to cover us against the loss of such spread through the sinking or other loss of a chartered-in vessel, we cannot assure you that we will be covered under all circumstances or that such policies will be available in the future on commercially reasonable terms. Breakdowns or accidents involving our vessels and losses relating to chartered vessels which are not covered by insurance would result in a loss of revenue from the affected vessels adversely affecting our financial condition and results of operations.

Although we have longstanding relationships with certain Japanese shipowners who provide us access to very competitive contracts, we cannot assure you that we will always be able to maintain such relationships or that such contracts will continue to be available in the future.

We have long-standing relationships with certain Japanese shipowners that give us access to time charters that are currently at favorable rates and which, in some cases, include options to purchase the vessels at favorable prices relative to the current market. We cannot assure you that we will have such relationships indefinitely. In addition, there is no assurance that Japanese shipowners will generally make contracts available on the same or substantially similar terms in the future.

Our Chairman and Chief Executive Officer holds approximately 26% of our common stock and will be able to exert considerable influence over our actions; her failure to own a significant amount of our common stock or to be our Chief Executive Officer would constitute a default under our senior secured credit facility.

Ms. Angeliki Frangou owns approximately 26% of the outstanding shares of our common stock, and has filed a Schedule 13D indicating that she intends, subject to market conditions, to purchase $20 million of common stock (as of April 12, 2007, she has purchased approximately $10 million in value of common stock). As the Chairman, Chief Executive Officer and significant stockholder she has the power to exert considerable influence over our actions and the outcome of matters on which our stockholders are entitled to vote including the election of directors and other significant corporate actions. The interests of Ms. Frangou may be different from your interest. Furthermore, if Ms. Frangou ceases to hold a minimum of 20% of our common stock, she does not remain actively involved in the business or ceases to be our Chief Executive Officer then we will be in default under our senior credit facility.

The loss of key members of our senior management team could disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management team, including Ms. Angeliki Frangou, our Chairman, Chief Executive Officer and principal stockholder. The loss of the services of Ms. Frangou or one of our other executive officers or senior management members could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the United Nations Safety of Life at Sea Convention. Navios’ owned fleet is currently enrolled with Lloyd’s Register of Shipping, Nippon Kaiji Kiokai and Bereau Veritas.

A vessel must undergo an annual survey, or Annual Survey, an intermediate survey, or Intermediate Survey and a special survey, or Special Survey. In lieu of a Special Survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Navios’ vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

If any vessel fails any Annual Survey, Intermediate Survey, or Special Survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on Navios’ revenues due to the loss of revenues from such vessel until it was able to trade again.

Capital expenditures and other costs necessary to operate and maintain our vessels may increase due to changes in governmental regulations, safety or other equipment standards.

Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. For example, if governmental authorities or independent classification societies that inspect the hull and machinery of commercial ships to assess compliance with minimum criteria as set by national and international regulations enact new standards; we may be required to make significant expenditures for alterations of the addition of new equipment. In order to satisfy any such requirements we may be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels profitably, particularly older vessels, during the remainder of their economic lives. This could lead to significant asset write-downs.

The risks and costs associated with vessels increase as the vessels age.

The costs to operate and maintain a vessel in operation increase with the age of the vessel. As of March 31, 2007, the average age of the vessels in our fleet is 4.5 years, and most drybulk vessels have an expected life of approximately 25 years. In some instances charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter out vessels due to their age, it could materially adversely affect our earnings.

We are subject to various laws, regulations and conventions, including environmental laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state, and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws, and regulations, or the impact thereof on the resale price or useful life of our vessels. Additional conventions, laws, and regulations may be adopted which could limit our ability to do business or increase the cost of us doing business, which may materially adversely affect our operations, as well as the shipping industry generally. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to our operations.

The operation of vessels is also affected by the requirements set forth in the International Safety Management, or ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive ‘‘Safety Management System’’ that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our owned fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

For drybulk vessels, such as those operated under our fleet, at present, there is no international oil pollution regime in force that comprehensively governs liability for oil pollution from ship’s bunkers. In 2001, the International Maritime Organization, or IMO, adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in contracting states caused by discharges of bunker oil from drybulk vessels. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended, or the 1976 Convention). The Bunker Convention has not yet received sufficient ratifications to come into force. In the meantime, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

Apart from the dry bulk vessels in its fleet, Navios also currently operates a product tanker which in certain circumstances may be subject to national and international laws governing pollution from tankers. When such a product tanker is carrying a cargo of ‘‘persistent oil’’ as defined by the Civil Liability Convention 1992 (CLC) her owner bears strict liability for any pollution damage caused in a contracting state by an escape or discharge from her cargo or from her bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under CLC for a bunker spill from the vessel even when she is not carrying such a cargo, but is in ballast.

When a product tanker is carrying clean oil products which do not constitute ‘‘persistent oil’’ for the purposes of CLC, liability for any pollution damage will generally fall outside the Convention and will depend on national or other domestic laws in the jurisdiction where the spillage occurs. The same applies to any pollution from the vessel in a jurisdiction which is not a party to the Convention. The Convention applies in nearly 100 states around the world, but it does not apply in the United States of America, where the corresponding liability laws are noted for being particularly stringent.

In the United States, the Oil Pollution Act of 1990, or the OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from drybulk vessels as well as cargo or bunker oil spills from tankers. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are ‘‘responsible parties’’ and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowners’ international or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996, which substantially increases the liability limits set forth in the 1976 London Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for international, reckless or seriously negligent pollution discharges by ships. The directive could result in criminal liability being incurred in circumstances where it would not be incurred under international law as set out in the International Convention for the Prevention of Pollution from Ships (MARPOL). Criminal liability for an oil pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

We currently maintain, for each of our owned vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per incident. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall with an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per incident, our cash flow, profitability and financial position could be adversely impacted.

We are subject to vessel security regulations and will incur costs to comply with recently adopted regulations and may be subject to costs to comply with similar regulations which may be adopted in the future in response to terrorism.

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security, or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The US Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Navios will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on Navios’ operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future which could have significant financial impact on Navios.

The operation of ocean-going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and damage our business reputation, which may in turn lead to loss of business.

The operation of ocean-going vessels entails certain inherent risks that may adversely affect our business and reputation, including:

•	damage or destruction of vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing; and

•	business interruptions and delivery delays caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could substantially increase our costs. For example, the costs of replacing a vessel or cleaning up a spill could substantially lower its revenues by taking vessels out of operation permanently or for periods of time. The involvement of our vessels in a disaster or delays in delivery or damages or loss of cargo may harm our reputation as a safe and reliable vessel operator and cause us to lose business.

Certain of our directors, officers, and principal stockholders are affiliated with entities engaged in business activities similar to those conducted by us which may compete directly with us causing such persons to have conflicts of interest.

Some of our directors, officers and principal stockholders have an affiliation with entities that have similar business activities to those conducted by us. Certain of our directors are also directors of other shipping companies and they may enter similar business in the future. These other affiliations and business activities may give rise to certain conflicts of interest in the course of such individuals’ affiliation with us. Although we do not prevent our directors, officers and principal stockholders from having such affiliations, we use our best efforts to cause such individuals to comply with all applicable laws and regulations in addressing such conflicts of interest. Our officers and employee directors devote their full time and attention to our ongoing operations and our non-employee directors devote such time as is necessary and required to satisfy their duties as a director of a public company.

We may require additional financing to acquire vessels or business or to exercise vessel purchase options and such financing may not be available.

In the future, we may be required to make substantial cash outlays to exercise options to acquire vessels or business and it will need additional financing to cover all or a portion of the purchase prices. We intend to cover the cost of such items with new debt collateralized by the vessels to be acquired, if applicable, but there can be no assurance that we will generate sufficient cash or that debt financing will be available. Moreover, the covenants in our senior secured credit facility, the indenture or other debt may make it more difficult to obtain such financing by imposing restrictions on what we can offer as collateral.

As we expand our business, we may have difficulty managing our growth, which could increase expenses.

We have significantly grown our fleet and business since August 2005. We intend to continue to seek to grow our fleet, either through purchases, the increase of the number of chartered vessels or through the acquisitions of business. The addition of vessels to our fleet or the acquisition of new business will impose significant additional responsibilities on our management and staff, and may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired business successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith or that our acquisitions will perform as expected, which would adversely affect our results of operations and financial condition.

As we expand our business, we will need to improve our operations and financial systems, staff, and crew; if we cannot improve these systems or recruit suitable employees, we may not effectively control our operations.

Our initial operating and financial systems may not be adequate as we implement our plan to expand, and our attempts to improve these systems may be ineffective. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our operations, we may be unable to effectively control and manage the substantially larger operation. Although it is impossible to predict what errors might occur as the result of inadequate controls, it is the case that it is harder to oversee a sizable operation than a small one and, accordingly, more likely that errors will occur as operations grow and that additional management infrastructure and systems will be required to attempt to avoid such errors.

Vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition.

If our owned vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels are damaged or drydocked at the same time.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

We have insurance for our fleet against risks commonly insured against by vessel owners and operators, including hull and machinery insurance, war risks insurance and protection and indemnity insurance (which include environmental damage and pollution insurance). We can give no assurance that we will be adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Our insurance policies also contain deductibles, limitations and exclusions which in increased overall costs to us.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations.

We may be subject to calls, or premiums, in amounts based not only on our claim records but also the claim records of all other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay interest on, or the principal of, the senior notes.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although, our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar denominated. Additionally, our wholly-owned Uruguayan subsidiary transacts a nominal amount of its operations in Uruguayan pesos, whereas our wholly-owned vessel subsidiaries and the vessel management subsidiary transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are US dollar denominated. In 2006 approximately 11.2% of our expenses were incurred in currencies other than US dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. For example, for the year ended December 31, 2006, the value of the US dollar declined by approximately 9.5% as compared to the Euro. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations.

Our operations expose us to global political risks, such as wars and political instability that may interfere with the operation of our vessels causing a decrease in revenues from such vessels.

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered will affect us. In the past, political conflicts, particularly in the Persian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the vessel Limburg, which was not affiliated with us, was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked in the Middle East region and interruption of operations causing a decrease in revenues. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations by causing delays in shipping on certain routes or making shipping impossible on such routes, thereby causing a decrease in revenues.

A government could requisition title or seize our vessels during a war or national emergency. Requisition of title occurs when a government takes a vessel and becomes the owner. A government could also requisition our vessels for hire, which would result in the government’s taking control of a vessel and effectively becoming the charterer at a dictated charter rate. Requisition of one or more of our vessels would have a substantial negative effect on us as we would potentially lose all revenues and earnings from the requisitioned vessels and permanently lose the vessels. Such losses might be partially offset if the requisitioning government compensated us for the requisition.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages against such vessel. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted. We are not currently aware of the existence of any such maritime lien on our vessels.

In addition, in some jurisdictions, such as South Africa, under the ‘‘sister ship’’ theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any ‘‘associated’’ vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert ‘‘sister ship’’ liability against one vessel in our fleet for claims relating to another ship in the fleet.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our amended and restated articles of incorporation and by-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA are intended to resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. The BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions. Accordingly, you may have more difficulty protecting your interests in the face of actions by management, directors or controlling stockholders than you would in the case of a corporation incorporated in the State of Delaware or other U.S. jurisdictions.

We, and certain of our officers and directors, may be difficult to serve with process as we are incorporated in the Republic of the Marshall Islands and such persons may reside outside of the United States.

We are a corporation organized under the laws of the Republic of the Marshall Islands. Several of our directors and officers are residents of Greece or other non-US jurisdictions. Substantial portions of the assets of these persons are located in Greece or other non-U.S. jurisdictions. Thus, it may not be possible for investors to affect service of process upon us, or our non-US directors or officers or to enforce any judgment obtained against these persons in U.S. courts. Also, it may not be possible to enforce U.S. securities laws or judgments obtained in U.S. courts against these persons in a non-US jurisdiction.

Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements.

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934, or the Exchange Act. As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules under the Exchange Act requiring the ﬁling with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•	the sections of the Exchange Act requiring insiders to ﬁle public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any ‘‘short-swing’’ trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

We may earn United States source income that is subject to tax, thereby adversely affecting our results of operations and cash flows.

Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of gross income attributable to shipping transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income. Such income generally will be subject to a 4% U.S. federal income tax without allowance for deduction, unless we qualify for an exemption from such tax under section 883 of the Code. Based on our current plans, we expect that our income from sources within the United States will be international shipping income that qualifies for exemption from United States federal income taxation under section 883 of the Code, and that we will have no other income that will be taxed in the United States. Our ability to qualify for the exemption at any given time will depend upon circumstances related to the ownership of our common stock at such time and thus are beyond our control. Accordingly, we can give no assurance that we would qualify for the exemption under Section 883 with respect to any such income we earn. If Navios’ vessel-owning subsidiaries were not entitled to the benefit of section 883 of the Code, they would be subject to United States taxation on a portion of their income. As a result, depending on the trading patterns of our vessels, we could become liable for tax, and our net income and cash flow could be adversely affected.

We may be taxed as a United States corporation.

The purchase by International Shipping Enterprises Inc. (‘‘ISE’’), of all of the outstanding shares of common stock of Navios, and the subsequent downstream merger of ISE with and into Navios took place on August 25, 2005. Navios is incorporated under the laws of the Marshall Islands. ISE received an opinion from its counsel for the merger transaction that, while there is no direct authority that governs the tax treatment of the transaction, it was more likely than not that Navios would be taxed by the United States as a foreign corporation. Accordingly, we take the position that we will be taxed as a foreign corporation by the United States. If Navios were taxed as a U.S. corporation, its taxes would be significantly higher.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘intends’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘project’’, ‘‘plan’’, ‘‘potential’’, ‘‘will’’, ‘‘may’’, ‘‘should’’, ‘‘expect’’ and similar expressions identify forward-looking statements.

Please note in this prospectus, ‘‘we’’, ‘‘us’’, ‘‘our’’, ‘‘the Company’’, all refer to Navios Maritime Holdings Inc. and its subsidiaries.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry-bulk shipping industry, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

CAPITALIZATION AND INDEBTEDNESS

December 31, 2006*
(amounts in thousands of US Dollars)
Debt:
Current portion of long-term debt	$8,250
Total long-term debt, net of current portion	261,856
Senior Notes	300,000
Total debt	570,106
Stockholders’ equity:
Preferred stock, $0.0001 par value, authorized 1,000,000 shares. None issued.
Common stock, $0.0001 par value, authorized 120,000,000* shares. 62,088,127 issued and outstanding	6
Additional paid-in capital	276,178
Accumulated other comprehensive income	(9,816)
Retained earnings	7,848
Total Stockholders’ equity	274,216
Total capitalization	$842,278

*	The amounts shown in this table do not reflect (i) the new secured loan facility entered into in February 2007 with HSH Nordbank and Commerzbank AG, which is composed of a $280 million term loan facility and a $120 million revolver credit facility; and (ii) the issuance in January 2007 of 19,925,527 shares of common stock issued in connection with the tender offer of outstanding warrants. This table also does not reflect the amendment to the charter documents to increase the authorized common stock from 120,000,000 to 250,000,000 filed in January 2007.

PRICE RANGE OF OUR SECURITIES

Currently, the principal trading market for our securities, which includes our common stock and warrants, is the New York Stock Exchange under the symbols NM and NM WS, respectively. As of February 22, 2007, when our common stock and warrants commenced trading on the NYSE, our units were no longer trading and in order to trade its underlying constituent parts (one share of common stock and two warrants) the unit would be required to be broken up. Prior to February 22, 2007 our common stock, warrants and units all traded on the Nasdaq Global Market.

The following table sets forth, for the periods indicated, the reported high and low quoted closing prices of our common stock and warrants on the NYSE and our units on the Nasdaq Global Market (prior to February 22, 2007).

On April 12, 2007, the closing price of our common stock and warrants was $7.83 and $2.83, respectively. The quotations listed below reflect inter-dealer prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions:

	Common Stock			Warrants			Units
Year Ended	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume
December 31, 2006	$5.56	$5.18	1,380,500	$1.12	$0.29	83,527	$13.59	$4.35	27,276
December 31, 2005	$4.83	$4.51	56,700	$1.25	$0.58	69,453	$5.96	$5.57	109,900

	Common Stock			Warrants			Units
Quarter Ended	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume
March 31, 2005	$7.04	$5.25	175,441	$1.96	$0.86	478,750	$10.75	$6.50	118,375
June 30, 2005	$6.15	$5.46	116,303	$1.74	$0.67	167,063	$9.60	$6.55	145,760
September 30, 2005	$6.07	$5.66	71,806	$1.35	$0.84	142,815	$8.73	$7.25	67,140
December 31, 2005	$4.83	$4.51	56,700	$1.25	$0.58	69,453	$5.96	$5.57	109,900
March 31, 2006	$5.12	$4.34	97,772	$0.63	$0.42	96,333	$6.90	$5.26	51,159
June 30, 2006	$4.59	$4.37	29,700	$0.58	$0.29	62,614	$6.00	$4.35	32,369
September 30, 2006	$4.85	$4.77	84,600	$0.66	$0.32	62,135	$7.57	$6.50	10,496
December 31, 2006	$5.56	$5.18	1,380,500	$1.12	$0.48	113,028	$7.57	$5.66	15,082
March 31, 2007	$8.36	$5.21	674,036	$3.40	$0.94	132,961	$13.59	$7.14	17,363

	Common Stock			Warrants			Units
Month Ended	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume
March 2007	$8.36	$7.25	495,527	$3.40	$2.30	71,786	—	—	—
February 2007	$8.25	$5.30	1,015,315	$3.15	$1.25	211,095	$13.59	$7.45	27,120
January 2007	$5.35	$5.21	340,575	$1.13	$0.94	126,027	$7.60	$7.14	8,826
December 2006	$5.64	$5.00	453,740	$1.12	$0.70	153,052	$7.57	$6.50	23,812
November 2006	$5.57	$5.20	173,452	$0.81	$0.73	67,853	$7.15	$6.70	12,724
October 2006	$5.65	$4.61	136,928	$0.89	$0.48	119,763	$7.30	$5.66	8,711

DESCRIPTION OF SECURITIES

Authorized and Outstanding Capital Stock

As of April 12, 2007, under our articles of incorporation, as amended, our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.0001 per share, of which 82,013,654 were issued and outstanding, and 1,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares were issued and outstanding.

Common Stock

As of April 12, 2007, we had 82,013,654 shares outstanding and 17,431,592 warrants outstanding. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by the board of directors out of funds legally available for dividends. Holders of stock do not have conversion, redemption or preemptive rights to subscribe to any or our securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Our common stock is listed on the New York Stock Exchange under the symbol ‘‘NM’’.

Units

Each unit consists of one share of common stock and two warrants, which warrants started trading separately as of the opening of trading on January 5, 2005. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $5.00 per share. As of February 22, 2007, our units are no longer publicly traded. A unit holder must break the unit into its constituent parts in order to trade the common stock and/or warrants on the NYSE.

Warrants

On June 6, 2006, Navios announced the exercise of 15,978,280 of its 65,550,000 outstanding warrants resulting in the issuance of 15,978,280 shares of unregistered common stock. Under the agreement with certain qualifying shareholders the exercise price of the previously outstanding warrants was reduced from $5.00 to $4.10 per share. The gross proceeds from the exercise of warrants were approximately $65.5 million.

On December 28, 2006, Navios made an offer to the holders of its 49,571,720 outstanding warrants to acquire shares of common stock by either (1) exercising warrants for 1.16 shares in consideration of $5.00 or (2) receiving one share in exchange of every 5.25 warrants surrendered.

Under this tender offer, which expired on January 26, 2007, 32,140,128 warrants were exercised, of which 14,237,557 warrants were exercised by payment of the $5.00 exercise price and 17,902,571 warrants were exercised by exchange of warrants. As a result $71.2 million of cash proceeds were raised and 19,925,527 new shares of common stock were issued.

Navios currently has warrants outstanding to purchase 17,431,592 shares of Navios common stock. Each warrant entitles the registered holder to purchase one share of Navios’ common stock at a price of $5.00 per share, subject to adjustment, at any time commencing on December 10, 2005.

The warrants will expire on December 9, 2008, at 5:00 p.m., New York City time. Navios may call the warrants for redemption in whole and not in part, at a price of $0.01 per warrant upon not less than 30 days’ prior written notice of redemption to each warrant holder, if, and only if, the last reported sale price of the common stock equals or exceeds $8.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.

The warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Navios.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or Navios’ recapitalization, reorganization, merger or consolidation or Navios may undertake a transaction as described above concerning a reduction in the exercise price. However, the warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to Navios, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock or any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, Navios will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

9½% Senior Notes

In December 2006, the Company issued $300.0 million fixed rate senior notes of 9.5% due December 15, 2014. Part of the net proceeds of approximately $290.0 million, from the issuance of these senior notes was used to repay in full the remaining principal amounts under three tranches of approximately $241.1 million and the remaining proceeds were applied pro-rata among the remaining tranches under the Senior Secured Credit Facility of December 21, 2005. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than the Uruguayan subsidiary, Corporacion Navios Sociedad Anonima. At any time before December 15, 2009, the Company may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition the Company has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (2) on or after December 15, 2010, at redemption prices as defined in the agreement. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reused in the business within a specified period or used to pay secured debt. In addition, in connection with the issuance of the senior notes, the Company entered into a Registration Rights Agreement with the holders of such notes. Under the Registration Rights Agreement, the Company agreed to use its commercially reasonable efforts to: file a registration statement not later than June 29, 2007 enabling holders of notes to exchange the privately placed notes for publicly registered notes with identical terms; cause the registration statement to become effective not later than October 1, 2007; complete the exchange offer not later than November 1, 2007; and file a shelf registration statement for the resale of the notes if the Company cannot effect an exchange offer within the time periods listed above and in other circumstances.

Preferred Stock

Navios’ certificate of incorporation authorizes the issuance of 1,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by Navios’ board of directors. Accordingly, Navios’ board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. There are no shares of preferred stock outstanding.

Transfer Agent and Warrant Agent

The transfer agent for Navios’ securities and warrant agent for Navios’ warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

USE OF PROCEEDS

Unless we indicate otherwise in the applicable prospectus supplement, we currently intend to use the net proceeds from this offering for general corporate and working capital purposes.

We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending application of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities.

We may set forth additional information on the use of net proceeds from the sale of securities we offer under this prospectus in a prospectus supplement relating to the specific offering.

THE SECURITIES WE MAY OFFER

The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplements, summarize all the material terms and provisions of the various types of securities that we may offer. We will describe in the applicable prospectus supplement relating to any securities the particular terms of the securities offered by that prospectus supplement. If we indicate in the applicable prospectus supplement, the terms of the securities may differ from the terms we have summarized below. We will also include information in the prospectus supplement, where applicable, about material United States federal income tax considerations, if any, relating to the securities, and the securities exchange, if any, on which the securities will be listed.

We may sell from time to time, in one or more offerings:

•	common stock;

•	preferred stock;

•	warrants to purchase common stock; and/or

•	debt securities.

This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement.

COMMON STOCK

Each share of common stock would entitle the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock would be entitled to receive ratably all dividends, if any, declared by the board of directors out of funds legally available for dividends. Holders of common stock would not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock, when issued, will be fully paid and non-assessable. The rights, preferences and privileges of holders of common stock will be subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

PREFERRED STOCK

The board of directors has the right, without the consent of holders of common stock, to designate and issue one or more series of preferred stock, which may be convertible into common stock at a ratio determined by the board. A series of preferred stock may bear rights superior to common stock as to voting, dividends, redemption, distributions in liquidation, dissolution, or winding up, and other relative rights and preferences. The board may set the following terms of any series preferred stock, and a prospectus supplement will specify these terms for each series offered:

•	the number of shares constituting the series and the distinctive designation of the series;

•	dividend rates, whether dividends are cumulative, and, if so, from what date; and the relative rights of priority of payment of dividends;

•	voting rights and the terms of the voting rights;

•	conversion privileges and the terms and conditions of conversion, including provision for adjustment of the conversion rate;

•	redemption rights and the terms and conditions of redemption, including the date or dates upon or after which shares may be redeemable, and the amount per share payable in case of redemption, which may vary under different conditions and at different redemption dates;

•	sinking fund provisions for the redemption or purchase of shares;

•	rights in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority of payment; and

•	any other relative powers, preferences, rights, privileges, qualifications, limitations and restrictions of the series.

If, upon any voluntary or involuntary liquidation, dissolution or winding up of the company, the assets available for distribution to holders of preferred stock are insufficient to pay the full preferential amount to which the holders are entitled, then the available assets will be distributed ratably among the shares of all series of preferred stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect to each series.

Holders of preferred stock will not be entitled to preemptive rights to purchase or subscribe for any shares of any class of capital stock of the corporation. The preferred stock will, when issued, be fully paid and nonassessable. The rights of the holders of preferred stock will be subordinate to those of our general creditors.

WARRANTS

The following description, together with the additional information we may include in any applicable prospectus supplement, summarizes the material terms and provisions of the warrants that we may offer under this prospectus and the related warrant agreements and warrant certificates. While the terms summarized below will apply generally to any warrants that we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement. If we so indicate in the prospectus supplement, the terms of any warrants offered under that prospectus supplement may differ from the terms described below.

General

We may issue warrants for the purchase of common stock and/or debt securities in one or more series. We may issue warrants independently or together with common stock and/or debt securities, and the warrants may be attached to or separate from these securities.

We will evidence each series of warrants by warrant certificates that we will issue under a separate agreement. We may enter into the warrant agreement with a warrant agent. Each warrant agent will be a bank that we select which has its principal office in the United States and a combined capital and surplus in an amount as required by applicable law. We will indicate the name and address of the warrant agent in the applicable prospectus supplement relating to a particular series of warrants.

We will describe in the applicable prospectus supplement the terms of the series of warrants, including:

•	the offering price and aggregate number of warrants offered;

•	the currency for which the warrants may be purchased;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number if warrants issued with each such security or each principal amount of such security;

•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;

•	in the case of warrants to purchase common stock, the number of shares of common stock purchasable upon the exercise of one warrant and the price at which these shares may be purchased upon such exercise;

•	in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at, and currency in which, this principal amount of debt securities may be purchased upon such exercise;

•	the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreement and the warrants;

•	the terms of any rights to redeem or call the warrants;

•	any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;

•	the dates on which the right to exercise the warrants will commence and expire;

•	the manner in which the warrant agreement and warrants may be modified;

•	federal income tax consequences of holding or exercising the warrants;

•	the terms of the securities issuable upon exercise of the warrants; and

•	any other specific terms, preferences, rights or limitations of or restrictions on the warrants.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including:

•	in the case of warrants to purchase debt securities, the right to receive payments of principal of, or premium, if any, or interest on, the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

•	in the case of warrants to purchase common stock, the right to receive dividends, if any, or, payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

Exercise of Warrants

Each warrant will entitle the holder to purchase the securities that we specify in the applicable prospectus supplement at the exercise price that we describe in the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to 5:00 P.M. EST on the expiration date that we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Holders of the warrants may exercise the warrants by delivering the warrant certificate representing the warrants to be exercised together with specified information, and paying the required amount to the warrant agent in immediately available funds, as provided in the applicable prospectus supplement. We will set forth on the reverse side of the warrant certificate and in the applicable prospectus supplement the information that the holder of the warrant will be required to deliver to the warrant agent upon exercise of the warrants.

Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, then we will issue a new warrant certificate for the remaining amount of warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for warrants.

Enforceability of Rights By Holders of Warrants

Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

DEBT SECURITIES

The following description, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. Any issuance of debt securities will need to take into account the terms and provisions of our 9½% senior notes and our Loan Facility, or any other debt, if such debt is outstanding at the time of issuance of any debt securities we may offer under this prospectus. While the terms we have summarized below will apply generally to any future debt securities we may offer, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. If we so indicate in a prospectus supplement, the terms of any debt securities we offer under that prospectus supplement may differ from the terms we describe below.

We will issue the senior notes under the senior indenture, which we will enter into with a trustee to be named in the senior indenture. We will issue the subordinated notes under the subordinated indenture, which we will enter into with a trustee to be named in the subordinated indenture. We use the term ‘‘indentures’’ to refer to both the senior indenture and the subordinated indenture. The indentures will be qualified under the Trust Indenture Act. We use the term ‘‘debenture trustee’’ to refer to either the senior trustee or the subordinated trustee, as applicable.

The following summaries of material provisions of the senior notes, the subordinated notes and the indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indenture applicable to a particular series of debt securities. Except as we may otherwise indicate, the terms of the senior indenture and the subordinated indenture are identical.

General

We will describe in each prospectus supplement the following terms relating to a series of notes:

•	the title;

•	any limit on the amount that may be issued;

•	whether or not we will issue the series of notes in global form, the terms and who the depository will be;

•	the maturity date;

•	the annual interest rate, which may be fixed or variable, or the method for determining the rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;

•	whether or not the notes will be secured or unsecured, and the terms of any secured debt;

•	the terms of the subordination of any series of subordinated debt;

•	the place where payments will be made;

•	our right, if any, to defer payment of interest and the maximum length of any such deferral period;

•	the date, if any, after which, and the price at which, we may, at our option, redeem the series of notes pursuant to any optional redemption provisions;

•	the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of notes;

•	whether the indenture will restrict our ability to pay dividends, or will require us to maintain any asset ratios or reserves;

•	whether we will be restricted from incurring any additional indebtedness;

•	a discussion of any material or special United States federal income tax considerations applicable to the notes;

•	the denominations in which we will issue the series of notes, if other than denominations of $1,000 and any integral multiple thereof; and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities.

Conversion or Exchange Rights

We will set forth in the prospectus supplement the terms on which a series of notes may be convertible into or exchangeable for common stock or other securities of ours. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of shares of common stock or other securities of ours that the holders of the series of notes receive would be subject to adjustment.

Consolidation, Merger or Sale

The indentures do not contain any covenant which restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor to or acquirer of such assets must assume all of our obligations under the indentures or the notes, as appropriate.

Events of Default Under the Indenture

The following are events of default under the indentures with respect to any series of notes that we may issue:

•	if we fail to pay interest when due and our failure continues for 90 days and the time for payment has not been extended or deferred;

•	if we fail to pay the principal, or premium, if any, when due and the time for payment has not been extended or delayed;

•	if we fail to observe or perform any other covenant contained in the notes or the indentures, other than a covenant specifically relating to another series of notes, and our failure continues for 90 days after we receive notice from the debenture trustee or holders of at least 25% in aggregate principal amount of the outstanding notes of the applicable series; and

•	if specified events of bankruptcy, insolvency or reorganization occur as to us.

If an event of default with respect to notes of any series occurs and is continuing, the debenture trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of that series, by notice to us in writing, and to the debenture trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately.

The holders of a majority in principal amount of the outstanding notes of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the indenture. Any such waiver shall cure the default or event of default.

Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the debenture trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of notes, unless such holders have offered the debenture trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding notes of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee, or exercising any trust or power conferred on the debenture trustee, with respect to the notes of that series, provided that:

•	the direction so given by the holder is not in conflict with any law or the applicable indenture; and

•	subject to its duties under the Trust Indenture Act, the debenture trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

A holder of the notes of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

•	the holder has given written notice to the debenture trustee of a continuing event of default with respect to that series;

•	the holders of at least 25% in aggregate principal amount of the outstanding notes of that series have made written request, and such holders have offered reasonable indemnity, to the debenture trustee to institute the proceeding as trustee; and

•	the debenture trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding notes of that series other conflicting directions within 60 days after the notice, request and offer.

These limitations do not apply to a suit instituted by a holder of notes if we default in the payment of the principal, premium, if any, or interest on, the notes.

We will periodically file statements with the debenture trustee regarding our compliance with specified covenants in the indentures.

Modification of Indenture; Waiver

We and the debenture trustee may change an indenture without the consent of any holders with respect to specific matters, including:

•	to fix any ambiguity, defect or inconsistency in the indenture; and

•	to change anything that does not materially adversely affect the interests of any holder of notes of any series.

In addition, under the indentures, the rights of holders of a series of notes may be changed by us and the debenture trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding notes of each series that is affected. However, we and the debenture trustee may only make the following changes with the consent of each holder of any outstanding notes affected:

•	extending the fixed maturity of the series of notes;

•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or any premium payable upon the redemption of any notes; or

•	reducing the percentage of notes, the holders of which are required to consent to any amendment.

Discharge

Each indenture provides that we can elect to be discharged from our obligations with respect to one or more series of debt securities, except for obligations to:

•	register the transfer or exchange of debt securities of the series;

•	replace stolen, lost or mutilated debt securities of the series;

•	maintain paying agencies;

•	hold monies for payment in trust;

•	compensate and indemnify the trustee; and

•	appoint any successor trustee.

In order to exercise our rights to be discharged, we must deposit with the trustee money or government obligations sufficient to pay all the principal of, any premium, if any, and interest on, the debt securities of the series on the dates payments are due.

Form, Exchange and Transfer

We will issue the notes of each series only in fully registered form without coupons and, unless we otherwise specify in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures provide that we may issue notes of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depository named by us and identified in a prospectus supplement with respect to that series. See ‘‘Legal Ownership of Securities’’ for a further description of the terms relating to any book-entry securities.

At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, the holder of the notes of any series can exchange the notes for other notes of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indentures and the limitations applicable to global securities set forth in the applicable prospectus supplement, holders of the notes may present the notes for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the notes that the holder presents for transfer or exchange, we will make no service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.

We will name in the applicable prospectus supplement the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any notes. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the notes of each series.

If we elect to redeem the notes of any series, we will not be required to:

•	issue, register the transfer of, or exchange any notes of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any notes that may be selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any notes so selected for redemption, in whole or in part, except the unredeemed portion of any notes we are redeeming in part.

Information Concerning the Debenture Trustee

The debenture trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the debenture trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the debenture trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of notes unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

Payment and Paying Agents

Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any notes on any interest payment date to the person in whose name the notes, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.

We will pay principal of and any premium and interest on the notes of a particular series at the office of the paying agents designated by us, except that unless we otherwise indicate in the applicable prospectus supplement, we will make interest payments by check which we will mail to the holder. Unless we otherwise indicate in a prospectus supplement, we will designate the corporate trust office of the debenture trustee in the City of New York as our sole paying agent for payments with respect to notes of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the notes of a particular series. We will maintain a paying agent in each place of payment for the notes of a particular series.

All money we pay to a paying agent or the debenture trustee for the payment of the principal of or any premium or interest on any notes which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the security thereafter may look only to us for payment thereof.

Governing Law

The indentures and the notes will be governed by and construed in accordance with the laws of the Republic of Marshall Islands, except to the extent that the Trust Indenture Act is applicable.

Subordination of Subordinated Notes

The subordinated notes will be unsecured and will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The subordinated indenture does not limit the amount of subordinated notes which we may issue. It also does not limit us from issuing any other secured or unsecured debt.

LEGAL OWNERSHIP OF SECURITIES

We can issue securities in registered form or in the form of one or more global securities. We describe global securities in greater detail below. We refer to those persons who have securities registered in their own names on the books that we or any applicable trustee maintain for this purpose as the ‘‘holders’’ of those securities. These persons are the legal holders of the securities. We refer to those persons who, indirectly through others, own beneficial interests in securities that are not registered in their own names, as ‘‘indirect holders’’ of those securities. As we discuss below, indirect holders are not legal holders, and investors in securities issued in book-entry form or in street name will be indirect holders.

Book-Entry Holders

We may issue securities in book-entry form only, as we will specify in the applicable prospectus supplement. This means securities may be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, which are referred to as participants, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

Only the person in whose name a security is registered is recognized as the holder of that security. Securities issued in global form will be registered in the name of the depositary or its participants. Consequently, for securities issued in global form, we will recognize only the depositary as the holder of the securities, and we will make all payments on the securities to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

As a result, investors in a book-entry security will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect holders, and not holders, of the securities.

Street Name Holders

We may terminate a global security or issue securities in non-global form. In these cases, investors may choose to hold their securities in their own names or in ‘‘street name.’’ Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

For securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities, and we will make all payments on those securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect holders, not holders, of those securities.

Legal Holders

Our obligations, as well as the obligations of any applicable trustee and of any third parties employed by us or a trustee, run only to the legal holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a security or has no choice because we are issuing the securities only in global form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass the payment or notice along to the indirect holders but does not do so. Similarly, we may want to obtain the approval of the holders to amend an indenture, to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the indenture or for other purposes. In such an event, we would seek approval only from the holders, and not the indirect holders, of the securities. Whether and how the holders contact the indirect holders is the responsibility of the holders.

Special Considerations for Indirect Holders

If you hold securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you securities registered in your own name so you can be a holder, if that is permitted in the future;

•	how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

A global security is a security held by a depositary which represents one or any other number of individual securities. Generally, all securities represented by the same global securities will have the same terms.

Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary, its nominee or a successor depositary, unless special termination situations arise. We describe those situations below under ‘‘Special Situations When a Global Security Will Be Terminated.’’ As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect holder of a beneficial interest in the global security.

If the prospectus supplement for a particular security indicates that the security will be issued in global form only, then the security will be represented by a global security at all times unless and until the global security is terminated. If termination occurs, we may issue the securities through another book-entry clearing system or decide that the securities may no longer be held through any book-entry clearing system.

Special Considerations for Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize an indirect holder as a holder of securities and instead deal only with the depositary that holds the global security.

If securities are issued only in the form of a global security, an investor should be aware of the following:

•	An investor cannot cause the securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the securities, except in the special situations we describe below;

•	An investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as we describe under ‘‘Legal Ownership of Securities’’ above;

•	An investor may not be able to sell interests in the securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

•	An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•	The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and any applicable trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

•	The depositary may, and we understand that DTC will, require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well; and

•	Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations When a Global Security Will be Terminated

In a few special situations described below, the global security will terminate and interests in it will be exchanged for physical certificates representing those interests. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in securities transferred to their own name, so that they will be direct holders. We have described the rights of holders and street name investors above.

The global security will terminate when the following special situations occur:

•	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 90 days;

•	if we notify any applicable trustee that we wish to terminate that global security; or

•	if an event of default has occurred with regard to securities represented by that global security and has not been cured or waived.

The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary, and not we or any applicable trustee, is responsible for deciding the names of the institutions that will be the initial direct holders.

PLAN OF DISTRIBUTION

We may sell the securities being offered hereby in one or more of the following ways from time to time:

•	through dealers or agents to the public or to investors;

•	to underwriters for resale to the public or to investors;

•	directly to investors; or

•	through a combination of such methods.

We will set forth in a prospectus supplement the terms of the offering of securities, including:

•	the name or names of any agents, dealers or underwriters;

•	the purchase price of the securities being offered and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act.

We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.

Certain persons that participate in the distribution of the securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including over-allotment, stabilizing and short-covering transactions in such securities, and the imposition of penalty bids, in connection with an offering. Certain persons may also engage in passive market making transactions as permitted by Rule 103 of Regulation M. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

LEGAL MATTERS

Reeder & Simpson P.C., Marshall Islands counsel, will provide us with an opinion as to the legal matters in connection with the securities we are offering.

EXPERTS

The consolidated financial statements of Navios Maritime Holdings Inc. incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2006, have been so incorporated in reliance on the reports of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Government Filings

As required by the securities Act of 1933, we filed a registration statement on Form F-3 relating to the securities offered by this prospectus with the Commission. This prospectus is a part of that registration statement, which includes additional information. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreements or other document.

We are subject to the informational requirements of the Securities Exchange Act, applicable to foreign private issuers. We, as a ‘‘foreign private issuer’’, are exempt from the rules under the Securities Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and ‘‘short-swing’’ profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Securities Exchange Act. However, we anticipate filing with the SEC, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also anticipate furnishing quarterly reports on Form 6-K containing unaudited interim financial information for the first three quarters of each fiscal year, within 75 days after the end of such quarter.

You may read and copy any document we file or furnish with the SEC at reference facilities at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can review our SEC filings and the registration statement by accessing the SEC’s internet site at http://www.sec.gov.

Documents may also be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington D.C. 20006.

Information provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and corresponding reports by our independent registered public accounting firm, and intend to furnish quarterly reports containing selected unaudited financial data for the three first quarter of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a ‘‘Operating and Financial Review and Prospects’’ section for the relevant periods. As a ‘‘foreign private issuer’’, we were exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders. While we intend to furnish proxy statements to any shareholder in accordance with the rule of the NYSE, those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition as a ‘‘foreign issuer’’, we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

This prospectus is only part of a Registration Statement on Form F-3 that we have filed with the SEC under the Securities Act of 1933, as amended, and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•	inspect a copy of the Registration Statement, including the exhibits and schedules,

•	without charge at the public reference room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC’s web site or our web site.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to ‘‘incorporate by reference’’ the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. The documents we are incorporating by reference as of their respective dates of filing are:

•	Annual Report on Form 20-F for the year ended December 31, 2006, filed on March 27, 2007; and

•	Current Report on Form 6-K filed on April 13, 2007;

•	The description of our common stock contained in our Form 8-A filed on February 14, 2007.

•	All subsequent reports on Form 20-F shall be deemed to be incorporated by reference into this prospectus and deemed to be a part hereof after the date of this prospectus but before the termination of the offering by this prospectus.

•	Our reports on Form 6-K furnished to the SEC after the date of this prospectus only to the extent that the forms expressly state that we incorporate them by reference in this prospectus.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting:

Vasiliki (Villy) Papaefthymiou
Secretary
Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus, Greece 185 38
Telephone: (011) +30-210-4595000

ENFORCEABILITY OF CIVIL LIABILITIES AND
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

We are incorporated under the laws of the Republic of the Marshall Islands. A majority of the directors, officers and the experts named in the prospectus reside outside the United States. In addition, a substantial portion of the assets and the assets of the directors, officers and experts are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon Navios or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against Navios or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

We have obtained directors’ and officers’ liability insurance against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not we would have the power to indemnify such person.

11,500,000 Shares

NAVIOS MARITIME HOLDINGS INC.

Common Stock

Prospectus Supplement

JPMorgan

Merrill Lynch & Co.

S. Goldman Advisors LLC

Dahlman Rose & Company

May  23, 2007